SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 February 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 26 February 2010 re:  2009  Results

2009 Results
News Release

Lloyds Banking Group plc

Lloyds Banking Group plc

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (formerly Lloyds TSB Group plc) (the 'Company') together with its subsidiaries (the 'Group') for the year ended 31 December 2009.

Statutory basis
Statutory results are set out on pages 97 to 136.  However, the acquisition of HBOS plc on 16 January 2009 has had a significant effect on the comparability of the Group's financial position and results.   As a result, comparison on a statutory basis of the 2009 results (which include the results of HBOS from 16 January 2009) with 2008 is of limited benefit.

Combined businesses basis
In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

·	In order to reflect the impact of the acquisition, the following adjustments have been made:
	-	the 2008 results include the results of HBOS as if it had been acquired on 1 January 2008;
	-	the 2009 results assume HBOS had been owned throughout the year;
	-	the unwind of acquisition-related fair value adjustments are shown as one line in the 2009 combined businesses income statement and have not been back-dated to 2008; and
	-	the gain on acquisition of HBOS and amortisation of purchased intangible assets have been excluded.
·	In order to better present the underlying business performance the following items, not related to the acquisition, have also been excluded:
	-	the results of BankWest and St. Andrews which were sold in December 2008 and the related loss on disposal;
	-	insurance and policyholder interests volatility;
	-	integration costs;
	-	goodwill impairment; and
	-	Government Asset Protection Scheme (GAPS) fee.

The
combined businesses
balance sheet as at 31 December 2008 aggregates the Lloyds TSB Group and the HBOS Group balance sheets as at 31 December 2008, adjusted for the subsequent recapitalisation in January 2009 and reflects the fair value adjustments applied to the HBOS balance sheet at 16 January 2009.

Unless otherwise stated income statement commentaries throughout this document compare the year ended 31 December 2009 to the year ended 31 December 2008, and the balance sheet analysis compares the Group balance sheet as at 31 December 2009 to the combined businesses
balance sheet as at 31 December 2008.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including, without limitation, UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits, as well as the ability to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower credit quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of Governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.  Please refer to the rights issue prospectus issued by Lloyds Banking Group plc on 3 November 2009 for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS

2009 was a year of significant achievement in shaping the Group.  We have established positive trends in margin, cost and impairments and are well positioned.  We are building strong earnings momentum and expect our performance to improve significantly in 2010 and beyond.'
J Eric Daniels
Group Chief Executive

·
Statutory profit before tax of £
1,042
million
(2008: £760 million) includes an £11,173 million acquisition-related negative goodwill credit.
·
Combined businesses loss of £6,300 million
for the year
(2008: £6,713 million loss).
·
Resilient core businesses performance
despite year-on-year margin pressure and weak economy.  £35
 billion
of gross new mortgage lending, approximately
100,000

new commercial accounts.
·
Total income, net of insurance claims, increased
by
12
per cent to £23,964 million
due to the absence of £3.4 billion of mark to market losses on the Group's treasury asset portfolio and gains of £1.5 billion on capital transactions, which were partly offset by significant year-on-year margin pressures.
·
Banking net interest margin improved
to
1.83
per cent in the second half of the year, compared to 1.72
 per cent in the first half.
·
Integration ahead of schedule and cost synergies target increased to £2 billion run-rate by the end of 2011
.  Total cost synergies of £
534
 million have been realised during the year.  Annualised run-rate savings totalled £
766

million at the year end.
·
Total impairments significantly higher at £
23,988
 million for 2009.  Second half impairments were
21
per cent lower than in the first half of 2009.
We expect to see a similar pace of half yearly improvement throughout 2010, with further substantial reductions in 2011 and beyond.
·
Robust capital position and strengthened funding profile.
Core tier one capital at
8.1
per cent following the successful capital raising in December 2009.  Wholesale funding maturing in more than one year increased from 44 per cent to
50
 per cent.
·
Outlook: economy showing signs of stabilisation, with weak upturn expected in 2010.
Significant improvement in the performance of our continuing businesses expected in 2010.
·
Medium-term goals reflect economic outlook and significant opportunity to leverage relationship-led model across enlarged business base.
High single-digit income growth from our continuing businesses targeted within two years.  Continued reduction in cost:income ratio.  Further run-off of around £140 billion of assets to reduce the balance sheet in the medium term and allow for investment in core relationship businesses.

SUMMARY OF RESULTS

	2009	2008
Results	£m	£m

Statutory
Total income, net of insurance claims	23,278	9,868
Total operating expenses	(15,984)	(6,100)
Trading surplus	7,294	3,768
Impairment	(16,673)	(3,012)
Gains on acquisition	11,173	-
Profit before tax	1,042	760
Profit attributable to equity shareholders	2,827	772
Earnings per share	7.5p	6.7p

Combined businesses basis (note 1, page 55)			Change %
Total income, net of insurance claims	23,964	21,355	12
Banking net interest margin	1.77%	2.01%
Operating expenses	(11,609)	(12,236)	5
Trading surplus	12,355	9,119	35
Impairment	(23,988)	(14,880)	(61)
Loss before tax	(6,300)	(6,713)	6

Capital and balance sheet	As at 31 Dec 2009	As at 31 Dec 2008
Statutory

Loans and advances to customers

	£627.0bn	£240.3bn

Customer deposits

	£406.7bn	£170.9bn

Net assets per ordinary share

	68p	155p

Core tier 1 capital ratio

	8.1%	5.6%

Tier 1 capital ratio

	9.6%	8.0%

Total capital ratio

	12.4%	11.2%

Leverage ratio

	18 times	27 times

Combined businesses basis			Change %

Loans and advances to customers

	£627.0bn	£677.2bn	(7)

Customer deposits

	£406.7bn	£409.2bn	(1)

Risk-weighted assets

	£493.3bn	£498.5bn	(1)

GROUP CHIEF EXECUTIVE'S STATEMENT

Summary

2009 was another challenging year for the financial services industry, both in the UK and around the world, reflecting a continuation of many of the issues that arose in 2008.  During the year, the UK experienced its sharpest contraction in gross domestic product (GDP) for many decades, with a sharp fall in the value of commercial property alongside rising company failures and higher unemployment levels.  Despite the tough market conditions, our core businesses have performed well.

Our significant achievements in 2009 will shape the future of the Lloyds Banking Group.  We strengthened our franchise, attracting new customers and building deeper relationships.  We have made excellent progress with the integration of HBOS, which we acquired in January 2009.  The Group's capital is robust and our funding profile was strengthened considerably during the period.

The management team implemented a number of programmes that have resulted in positive trends in margins, costs and impairments.  Given the momentum we have already developed in these areas, and with the stabilising economy, we believe the Group is well positioned to deliver a strong financial performance in the coming years.

We believe we have substantial additional growth opportunities from continuing to develop our business model and applying it across the broader franchise.  As we realise the potential, it will enable us to further improve our growth trajectory in the coming years.

Although we are forecasting a slow, below trend, economic recovery, the Group is successfully addressing the near term challenges and is well positioned to deliver value for our customers and shareholders.  As a result, the financial performance of the Group's continuing businesses is expected to improve significantly in 2010 and beyond.

Results overview
On a statutory basis, the Group delivered a profit before tax of £1.0 billion for 2009.  This result includes an £11.2 billion negative goodwill gain associated with the purchase of HBOS, given we acquired the business at half book value in anticipation of the likely losses resulting from their troubled asset portfolios.

On a combined businesses basis, the Group reported a £6.3 billion loss for the year, compared to a £6.7 billion loss in 2008.  Our total income rose 12 per cent, whilst costs fell
5 per cent.  The higher income and lower costs drove a substantial uplift in the trading surplus, which increased by 35 per cent, and our cost:income ratio improved to 48.4 per cent.
As guided last August, there was a significant increase in impairments, which rose to £24.0 billion from £14.9 billion in 2008, principally due to the HBOS portfolios and their high level of exposure to commercial property.

Resilient core business performance
Total income, net of insurance claims, was up 12 per cent on prior year, helped by lower write-downs on treasury assets and the profits from debt swaps.  These gains more than offset the year-on-year decline in margins, which suffered from the impact of very low base rates and increased funding costs as we lengthened our maturity profile.

The continued development of our customer franchises has enabled us to offset the impact of the weak economy.  In Retail, we opened nearly 2 million current accounts and nearly 5 million new savings accounts, which are important drivers for future profitable growth.  We delivered an equally good performance in the Wholesale Division.  In our Commercial business, we opened 100,000 new accounts and achieved a 23 per cent share of start-up businesses, and in Corporate we saw a 49 per cent improvement in cross-sales income from Lloyds TSB customers.  Wealth and International, our new division, made a very encouraging start in 2009 with a strong growth in the number of relationship clients and a 13 per cent growth in the number of UK private banking customers.  In Insurance, despite the more difficult market conditions, we made good progress in key product areas such as OEICs and life assurance protection.

With over 30 million customers we understand the financial hardships that many households and businesses are experiencing as a result of the recent economic decline in the UK.  We are committed to helping our customers in these challenging times, which is reflective of our relationship based approach.  In Retail we maintained strong levels of mortgage lending, with £35 billion of gross new lending, and helped thousands of our customers to buy new homes.  In Wholesale we have provided approximately £10 billion of committed gross lending to small and medium-sized enterprises and approximately £25 billion to Corporate customers.  We are acutely aware of the importance of supporting households and businesses as we exit the recession, and we will remain just as focused on this in 2010 as we were in 2009.

Our asset margin improved during 2009, although the upturn came earlier than we had expected.  We are pricing assets to appropriately reflect risk and our funding costs, and the net interest margin recovered somewhat in the second half.  The key drivers influencing our margin in 2010 will be asset pricing, a possible increase in the base rate and the cost of wholesale funding.  We expect to be able to achieve a margin of 2 per cent this year, and to be on an upward trajectory after that.

We envisage minimal medium-term impact on our margin from the cost of wholesale funding, as we reduce our absolute wholesale funding requirement.  Additionally, whilst we anticipate that a high proportion of our existing Government and Central Bank funding will not have to be re-financed, we believe we can replace the residual portion at a cost that is similar to that which we are paying for these facilities at present.

Cost synergy target increased
Costs fell by 5 per cent in the year.  We have made great strides in delivering the integration of Lloyds TSB and HBOS, one of the largest financial services mergers ever undertaken.  We exited the year with a cost synergy run-rate of £766 million.  The key programmes we have put in place are: rationalising our businesses to eliminate areas of duplication; leveraging our procurement skills and re-aligning our property requirements.  Given we have now achieved half of our cost run-rate target, we have raised our guidance and are now targeting annual run-rate cost synergies of £2 billion by the end of 2011.

Impairments expected to reduce significantly in the coming years
Impairments in the year were £24.0 billion, which is reflective of the problem HBOS portfolios, in particular, their over concentration in commercial real estate.  When we released our half-year Results, we said that total Group impairments would peak in that half, and the full-year numbers confirm that guidance.

The Lloyds TSB conservative approach to risk management has been implemented across the Group, and is making a difference.  All new lending is within the Group's risk appetite and the existing portfolios are being managed to Group standards.  Looking forward, we expect to see a similar pace of half-yearly improvement throughout 2010, with further substantial reductions in 2011, and beyond.  We expect reductions in all three customer divisions, although we remain cautious on the Irish portfolios, given the uncertain economic outlook.

Robust capital position
Following our recent successful capital raise, the Group's year-end core tier one ratio was 8.1 per cent and it rose by a further 30 basis points in February 2010.  This reflects a number of successful actions during the year which included the £4 billion ordinary share placing and compensatory open offer in June, and the £22.5 billion equity raising and liability management exercises announced in November.

Funding and liquidity strengthened
A number of steps were taken in the year, to extend the Group's wholesale funding maturity and to further improve our liquidity profile.  The Group's loan to deposit ratio improved and over 50 per cent of the wholesale funding had a maturity of over one year (2008: 44 per cent).  We had also established an £88 billion liquidity buffer at the end of 2009.  In addition, the Group continued to widen its diverse range of funding sources and had already achieved a significant amount of its expected term funding issuance for 2010 by the end of January.

Delivering sustainable value through the cycle
The Group's aim is to be recognised as the UK's best financial services business and to deliver sustainable value through the cycle for our customers and shareholders.  The principal element of the Group's strategy remains the focus on building deep, long-lasting customer relationships in all its franchises.  We continue to support this with a focus on driving down costs and maintaining effective capital management disciplines, within a strong, conservative, risk management framework.

The Group aims to:
·
Deliver high single-digit income growth from our continuing businesses within the next two years.
·
Deliver annual reductions in our cost:income ratio of 2 per cent over the next few years.
·
Run off non-relationship assets to reduce the size of its balance sheet, providing the capacity to re-invest in growing our relationship businesses.

State aid
During 2009, the Group was required to work with HM Treasury to submit a restructuring plan to the European Commission in the context of a state aid review.  During the last few months of 2009, the final terms of the restructuring plan were agreed by the European Commission College of Commissioners.  The Board approved the restructuring plan and is confident that it will not have a materially negative impact on the Group.

Economic outlook
The economic performance last year was worse than most expected, with a 4.8 per cent decline in GDP.  Looking forward, we remain cautious but realistic.  Our view is that the risk of a severe further downturn in 2010 is lower than a few months ago and we continue to forecast growth in GDP of 1.8 per cent for 2010, with a similar trend in 2011.   Against that backdrop, we expect property prices will be broadly flat in 2010 and we remain on the cautious side of the range of market expectations.  We anticipate that company failures will peak this year, but do not expect them to reach the heights seen in the last recession due to much lower corporate debt servicing costs.  We believe unemployment will also peak in 2010, but at a lower level than seen in the last recession.

Our financial outlook and guidance are based on a range of economic scenarios.  Having stressed our portfolios, we are confident of our capital position and the expectation of improving financial performance, albeit the growth would be slower in coming through if there were a second economic downturn, or a weaker than expected economic recovery.

Business outlook
2009 was a year of substantial achievement, in which we shaped the Group to enable us to deliver the growth potential of the enlarged franchise.  We achieved this whilst maintaining good momentum in the core business, and as a result the Group is now in a strong position.

We have established positive trends in margin, costs and impairments.  The management actions we have already taken in these areas, combined with the underlying business momentum, point towards significantly improved financial performance in the coming years.

We also believe there are significant opportunities for additional growth, potentially amounting to hundreds of millions of pounds in revenues.  Over the last five years Lloyds TSB has delivered accelerating growth by focusing on acquiring, deepening and broadening customer relationships.  We can see significant opportunity from sustaining this trend in the legacy Lloyds TSB franchise, and extending the model across the enlarged Group.  As we realise this potential, we will add to our growth trajectory.

Our people
The last twelve months have been very challenging for all of our staff, across the Group.  The external environment has been difficult but our staff have continued to serve and support our customers superbly, while delivering one of the largest banking mergers in history.  I, along with all the members of the Board, am very proud of their achievements this last year, and their performance underpins my confidence in our ability to deliver in the coming years.

J Eric Daniels
Group Chief Executive

COMBINED BUSINESSES INFORMATION

The analysis and commentary that is set out on pages 8 to 68 is presented on a combined businesses basis.  The basis of preparation of the combined businesses results is set out on pages 55 to 57.

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT

	2009	2008
	£ million	£ million

Net interest income	12,726	14,903
Other income	11,875	6,933
Total income	24,601	21,836
Insurance claims	(637)	(481)
Total income, net of insurance claims	23,964	21,355
Operating expenses	(11,609)	(12,236)
Trading surplus	12,355	9,119
Impairment	(23,988)	(14,880)
Share of results of joint ventures and associates	(767)	(952)
Loss before tax and fair value unwind	(12,400)	(6,713)
Fair value unwind	6,100	-
Loss before tax - combined businesses	(6,300)	(6,713)
The basis of preparation of the combined businesses income statement is set out on page 55.

RECONCILIATION OF COMBINED BUSINESSES LOSS BEFORE TAX

TO STATUTORY PROFIT BEFORE TAX FOR THE YEAR

	2009	2008
	£ million	£ million

Loss before tax - combined businesses	(6,300)	(6,713)
Integration costs	(1,096)	-
Volatility ( page 66 , note 7 )	478	(2,349)
GAPS fee	(2,500)	-
Negative goodwill credit	11,173	-
Amortisation of purchased intangibles and goodwill impairment	(993)	(258)
Pre-acquisition results of HBOS plc	280	10,825
Insurance grossing adjustment	-	10
Results of BankWest and St. Andrews	-	90
Loss on disposal of businesses	-	(845)
Profit before tax - statutory	1,042	760

COMBINED BUSINESSES PROFIT (LOSS) ANALYSIS BY DIVISION

	2009	2008
	£ million	£ million

Retail	1,382	2,542

Wholesale	(4,703)	(10,479)

Wealth and International	(2,356)	277

Insurance	975	1,540

Group Operations and Central items:
Group Operations	(149)	(76)
Central items	(1,449)	(517)
	(1,598)	(593)
Loss before tax	(6,300)	(6,713)

COMBINED BUSINESSES RESULTS BY HALF-YEAR

	2009	2009
	First half-year	Second half-year
	£ million	£ million

Net interest income	6,442	6,284
Other income	5,791	6,084
Total income	12,233	12,368
Insurance claims	(294)	(343)
Total income, net of insurance claims	11,939	12,025
Operating expenses	(5,718)	(5,891)
Trading surplus	6,221	6,134
Impairment	(13,399)	(10,589)
Share of results of joint ventures and associates	(507)	(260)
Loss before tax and fair value unwind	(7,685)	(4,715)
Fair value unwind	3,728	2,372
Loss before tax - combined businesses	(3,957)	(2,343)

HALF-YEAR PROFIT (LOSS) ANALYSIS BY DIVISION

	2009	2009
	First half-year	Second half-year
	£ million	£ million

Retail	360	1,022

Wholesale	(3,208)	(1,495)

Wealth and International	(342)	(2,014)

Insurance	397	578

Group Operations and Central items
Group Operations	(55)	(94)
Central items	(1,109)	(340)
	(1,164)	(434)
Loss before tax	(3,957)	(2,343)

Banking net interest margin	1.72%	1.83%
Impairment as a % of average advances	3.47%	3.02%

COMBINED BUSINESSES SUMMARISED CONSOLIDATED BALANCE SHEET

	As at 31 Dec 2009	200 As at 31 Dec 2008(1)
	£ million	£ million

Assets
Cash and balances at central banks	38,994	7,510
Derivatives, trading and other financial assets at fair value through profit or loss	199,939	213,529
Loans and receivables:
Loans and advances to customers	626,969	677,246
Loans and advances to banks	35,361	63,519
Debt securities	32,652	42,058
	694,982	782,823
Available-for-sale financial assets	46,602	76,141
Investment properties	4,757	5,676
Value of in-force business	6,685	5,738
Goodwill and other intangible assets	6,103	7,330
Tangible fixed assets	9,224	8,651
Other assets	19,969	19,320
Total assets	1,027,255	1,126,718

Liabilities
Deposits from banks	82,452	155,074
Customer deposits	406,741	409,162
Derivatives, trading and other financial liabilities at fair value through profit or loss	68,756	90,765
Debt securities in issue	233,502	249,665
Insurance liabilities	77,261	71,768
Liabilities arising from non-participating investment contracts	46,348	43,313
Other liabilities	32,581	26,380
Retirement benefit obligations	780	2,755
Subordinated liabilities	34,727	42,183
Total liabilities	983,148	1,091,065

Net assets	44,107	35,653

(1)
  Adjusted to reflect the completion of the assessment of the fair value of the identifiable net assets of the HBOS Group acquired.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE AND OUTLOOK

During 2009 the Group delivered a resilient trading performance against the backdrop of a marked slowdown in the UK economic environment and continued challenges in financial markets.  In addition, the Group has made excellent progress in the integration of HBOS plc following its acquisition on 16 January 2009.  Statutory profit before tax in 2009 was £
1,042
 million, compared to £760 million in 2008, largely reflecting the impact of a £
11,173
million credit to the income statement from the gain arising on the HBOS acquisition (negative goodwill) which offset the significant increase in impairments during the year.  Profit attributable to equity shareholders was £2,827 million and earnings per share totalled
7.5
p.

To enable meaningful comparisons to be made with 2008, the income statement and balance sheet commentaries below are on a combined businesses basis (see 'basis of presentation').  Certain commentaries also exclude the unwind of fair value adjustments.

On a combined businesses basis, the Group reported a loss before tax in 2009 of £
6,300
million, compared to a loss before tax of £6,713 million in 2008.  Whilst the Group delivered resilient revenues, lower costs and a strong trading surplus performance, up
35
per cent to £
12,355
million, profits were adversely impacted by significantly higher impairment losses which increased by £
9,108
million to £
23,988
million.

A resilient revenue performance
The Group delivered a resilient revenue performance in 2009 given significant year-on-year margin pressures.  Total income, net of insurance claims, was
12
per cent higher at £
23,964
million, supported by a good performance in Wholesale largely as a result of the absence of last year's £
3.4 b
illion impact of market dislocation, more favourable interest and currency rate environments, good transaction volumes in capital markets and strong flows of client driven derivative transactions at improved spreads.  Income also includes £
1.5 b
illion gains on a number of liability management transactions.

In Retail, lower levels of income from payment protection insurance, reflecting the impact of the decision in January 2009 to move to a monthly premium product and lower loan volumes, the impact of falling interest rates on deposit margins and higher overall funding costs from wholesale money markets have led to retail banking revenues being
13
 per cent lower than in 2008.  Whilst lending markets have remained generally subdued throughout the industry, the Group has maintained a
24
per cent share of gross mortgage lending.  Unsecured lending balances were slightly lower, reflecting lower customer demand and tightened credit criteria.  During the year, we have continued to build our current account and savings customer franchises in what remains a competitive market for customer deposits.

New business sales in our life assurance and pensions businesses were
26
per cent lower than last year, reflecting the extremely challenging market conditions which led to a general market-wide slowdown in the sale of life, pensions and investments products.  Sales of OEICs and life assurance protection products remain good.

In Wealth and International, income was 6 per cent lower reflecting the impact of deposit margin pressure and falls in global stock markets in the first half of 2009.

Total assets decreased by
9
per cent to £
1,027
billion, with a
7
per cent decrease in loans and advances to customers reflecting the impact of reductions in non-relationship lending portfolios.  Customer deposits decreased by
1
per cent to £
407
billion, as growth in Retail was offset by the planned reduction in higher interest paying term deposits elsewhere.

Year-on-year Group net interest income decreased by £
2,177
million, or
15
per cent, to £
12,726
million.  The net interest margin from our banking businesses was
24
basis points lower at
1.77
per cent, as higher asset pricing was more than offset by the impact of lower deposit margins, reflecting the impact of falling base rates, and higher funding costs, which included the impact of the Group extending its wholesale funding maturity profile.  During the second half of 2009 however, the impact of asset pricing more than offset the impact of lower base rates and higher funding costs and the margin increased to
1.83
per cent, compared to 1.72 per cent in the first half of the year.  The net interest margin is expected to increase in 2010 to approximately 2 per cent, with further improvements expected in the margin in subsequent years reflecting the impact of continued improvements in asset pricing, moderate base rate rises and greater stability in wholesale funding markets.  This margin outlook reflects our core economic assumptions for the medium term and includes the impact of the Group's asset reduction programme and the assumed costs of refinancing as wholesale funding matures.  Other income, net of insurance claims, increased by £
4,786
million, or
74
per cent, to £
11,238
million, largely reflecting the absence of last year's investment write-downs, and the gains on liability management transactions.

Strong cost management delivering benefits
The Group has an excellent track record in managing its cost base, and has continued to deliver a strong cost performance.  During 2009, operating expenses decreased by
5
per cent to £
11,609
million, as integration related savings have started to be captured and lower operating lease depreciation offset inflation linked growth and investment in our continuing businesses.  Over the last twelve months, the total number of roles has reduced by over 11,500 as the Group has started to achieve its targeted cost synergy savings.

In addition, we have already made significant progress in capturing savings from areas such as procurement and, overall, £534 million of cost synergy savings have already been realised, which represent annual run-rate savings of over £760 million.  As a result of the integration programme being ahead of schedule, the Group has increased its commitment to deliver cost synergies and other operating efficiencies to achieve run-rate savings of £2.0 billion per annum by the end of 2011.  One-off integration costs over this period are expected to total approximately 1.55 times the revised targeted cost synergies.  The Group also expects to continue to improve its core cost:income ratio by in excess of 2 percentage points per annum during this period, with further improvements thereafter as we seek to optimise the ratio over the medium term.

Impairment levels higher but expected to have peaked
During 2009 we have experienced a significant rise in impairment levels in the Group's lending portfolios.  This largely represents falls in the value of commercial real estate and the impact of the economic deterioration during the year, including the effects of rising unemployment and reduced corporate cash flows, although the effects of some of these issues started to reduce in the second half of the year.  This increase in impairment levels was however partially offset by the accelerated unwind of credit related fair value adjustments taken at the time of the HBOS acquisition totalling over £7 billion.  The impairment charge in the second half of 2009 was 21 per cent lower than in the first half of the year, reflecting the peak of overall impairments in the first half.

In Retail, impairment losses increased by £
532
million, or
14
per cent, to £
4,227
million, particularly reflecting increases in UK unemployment during 2009 on the unsecured charge, which was partly offset by a lower secured impairment charge as house prices stabilised.  Compared to 2009, we expect to see a reduction in the Retail impairment charge in 2010 with further improvements thereafter as the UK economic environment improves and house prices continue to stabilise.

The Wholesale charge for impairment losses increased significantly by £
5,289
 million to £
15,683
 million, reflecting, in particular, the year-on-year decline in commercial property valuations and reduced levels of corporate cash flows.  In particular, the real estate related lending exposures in the legacy HBOS portfolios were more sensitive to the downturn in the economic environment.

We continue to believe that the overall Wholesale impairment charge peaked in the first half of 2009 and we have seen a significant reduction in the Wholesale impairment charge in the second half of 2009.  Further significant reductions are expected in 2010 and beyond, assuming current economic expectations.  We have spent a significant amount of time analysing and addressing the issues in the legacy HBOS portfolios, with the greatest attention paid to the over concentration in real estate related lending and those portfolios that fall outside the Lloyds TSB risk appetite.  As a result of our portfolio review, which applied prudent assumptions to real estate asset expectations, and with the deterioration in the economy translating into lower commercial property valuations, we took prudent and material impairment charges especially in the first half of the year.

In our Wealth and International business the impairment charge rose by £3,347 million to £
4,078
million, reflecting significant provisions against our Irish (£
1,793
 million) and Australian (£
508
 million) commercial real estate portfolios.  We continue to have ongoing concerns with regard to the outlook for the Irish economy although we expect 2009 to have been the peak for the International impairment charge.

Overall, impairment losses increased by £
9,108
million to £
23,988
million.  Impairment losses on loans and advances to customers expressed as a percentage of average lending was
3.25
per cent, compared to 1.81 per cent in 2008.  Impaired loans and advances increased by
£27,529 million
to £
58,833
 million and now represent
8.9
 per cent of total loans and advances to customers, up from 4.4 per cent at 31 December 2008.

At the Group level, we are confident that the overall impairment charge peaked during 2009.  Although we would normally expect that impairments would peak one to two years after the low point of a recession, given the significant Wholesale charge during the year, predominantly driven by the HBOS property and property related portfolios and HBOS (UK and US) corporate portfolios, we believe that the charge in 2010 will be significantly lower than the 2009 charge.  The impairment charge in the second half of 2009 was 21 per cent lower than that in the first half of the year.  Given our current economic outlook, we expect to see a similar pace of half-yearly improvement throughout 2010, with further substantial reductions in 2011 and beyond.

Acquisition related balance sheet adjustments
Fair value adjustments reflected in the calculation of the net assets acquired totalled £
1,241
million
(note 7, page
114
).  Negative adjustments in respect of tangible net assets totalled £2,107 million principally reflecting the write-down of HBOS's retail and corporate lending portfolios offset by gains on the valuation of HBOS's own debt.  Intangible assets totalling £4,650 million have been recognised, largely reflecting the value of HBOS's relationship with its retail customer base and the value of its brands.  Other acquisition related balance sheet adjustments include the elimination of HBOS's available-for-sale and cash flow hedging reserves which totalled £6,439 million.

As a result of these adjustments, the Group expects some £3.3 billion, net, to unwind positively through the Group's income statement over the medium to long term.  During 2009, the Group's income statement reflected gains of £
6.1
 billion.  In 2010, we currently expect a further benefit of some £2.5 billion.  Thereafter, over the medium term, smaller benefits are expected to accrue.

Gain on acquisition of HBOS
Following the acquisition of HBOS in January 2009, the Group has recognised a gain of £
11,173
 million in respect of negative goodwill.  This arises because the consideration paid to acquire HBOS, in January 2009, was considerably less than the fair value of the net assets acquired reflecting the unique circumstances surrounding the transaction (note
7
, page
113
).

Volatility
A large proportion of the investments held by the Group's insurance businesses is invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations.  Whilst it is expected that these investments will provide enhanced returns over the longer term, the short-term impact of investment market volatility can be significant.  In 2009, higher equity market returns compared to our long-term assumption have contributed to positive insurance and policyholder volatility totalling £
478
 million.

Taxation
The Group's 2009 income statement includes a tax credit of £
1,911
million.  This primarily reflects a tax credit relating to the Group's reported loss and a policyholder interests related tax charge offsetting in full the credit for policyholder interests included in the Group's profit before tax (note 8, page
115
).

The UK government has published draft legislation which, when enacted, will introduce a bank payroll tax of 50 per  cent applicable to discretionary bonuses and other amounts over £25,000 awarded to bank employees in the period 9 December 2009 to 5 April 2010.  The legislation has yet to be finalised and there remain significant uncertainties over aspects of its detailed application and the Group continues to assess its ultimate liability in respect of all of its schemes.  However, in accordance with the requirements of IAS 19 'Employee Benefits' the Group has provided in full for the estimated cost of the bank payroll tax; the amount is not significant.

Robust capital ratios
At the end of December 2009, the Group's capital ratios, following the Group's successful capital raising in December 2009, increased significantly with a total capital ratio on a Basel II basis of 12.4 per cent, a tier 1 ratio of 9.6 per cent and a core tier 1 ratio of
8.1
per cent (note
26,
page
129
).  These capital ratios were further enhanced by the issuance on 18 February 2010 of £
1.5
billion equity, as part of the capital raising programme announced in November 2009, which further increased the core tier 1 capital ratio by
30
 basis points to an adjusted
8.4
per cent.  During 2009, risk-weighted assets decreased by 1 per cent to £493.3 billion, as the reduction in balance sheet assets was partly offset by the procyclical impact of the weaker economic environment.  Over the next few years we expect to see further reductions in risk-weighted assets as a result of both balance sheet asset reductions and a positive procyclical impact from the expected improvement in the UK economic environment.

Following the introduction of a prescribed stress test by the Financial Services Authority in January 2009, the Group undertook a significant exercise which stress tested the Group's capital base to withstand the impact of a significant economic deterioration in the UK, resulting in a requirement to increase the Group's capital position.  As a result of this increased capital requirement, in March 2009, in what was clearly a difficult external market, the Group announced its intention to participate in the Government Asset Protection Scheme (GAPS).  This would have enabled the Group to substantially strengthen its capital position to meet the newly increased regulatory capital requirements, and reduce the risk profile of the enlarged Group's balance sheet.

In June 2009, the Group successfully completed a £4 billion Placing and Compensatory Open Offer with the proceeds being used to redeem the £4 billion of preference shares held by HM Treasury.  The redemption of the HM Treasury preference shares removed the annual cost of the preference share dividends of £480 million and improves the Group's cash flow generation.

On 3 November 2009 the Group announced further proposals to meet its current and long-term capital requirements by way of a £13.5 billion rights issue and the generation of at least £7.5 billion (subsequently increased to £9 billion) core tier 1 and/or contingent core tier 1 capital through a number of debt exchange offers.  In doing so the Group announced that it would not participate in GAPS.  This reflected the more positive economic environment than the conditions prevailing in March 2009 when the Group announced its intention to participate in GAPS.  As a result of the highly successful conclusion of this transaction, reflecting the strong support received from shareholders and investors, the Group is now in a robust capital position.  We note the various recently issued regulatory capital consultation papers and impact studies and will continue to work with our regulators to ensure this robust capital position is maintained as the ongoing capital requirements for banks continue to change.

In addition, during 2009, the Group completed a number of balance sheet liability management transactions that have generated significant core tier 1 capital by redeeming certain securities at a discount to their balance sheet carrying value.  A substantial number of note holders have accepted the various offers made and, as a result, the Group has generated a pre-tax profit from these transactions of approximately £
1.5
 billion.

Rightsizing the balance sheet
In the Group's Interim Results announcement in August 2009, we set out our strategy to reduce assets associated with non-relationship lending and investments, including business which is outside our current risk appetite, by some £200 billion by the end of 2014.  It is our intention to manage these assets for value and, given the current economic climate, our primary focus will be on running these assets down over time.  During 2009, the Group's total balance sheet assets reduced by £
100
 billion of which £6
0
 billion related to the portfolios of assets in run-off (£
15
 billion customer assets; £
30
 billion treasury assets; £15 billion impairment).  We expect to achieve a further reduction in such assets of approximately £140 billion over the next few years.  The impact of running down these portfolios is not expected to have a significant impact on the Group's financial performance over the medium term.

The balance sheet reduction over time will provide the Group with increased optionality and flexibility from the resultant releases in both funding and capital.  These benefits have been incorporated into the Group's overall business plans, which include actions to increase retail and corporate deposits over time.  Together these actions will reduce the proportion of the Group's funding that is derived from wholesale markets and eliminate our use of government and central bank sponsored funding facilities, whilst providing capacity for core relationship business growth.

A strong liquidity and funding position
The recent extended turbulence in global capital markets has been a severe examination of the banking system's capacity to absorb sudden significant changes in the funding and liquidity environment, and individual institutions have faced varying, but significant, degrees of stress.  The Group has a strong liquidity position which is supported by our robust and stable customer deposit base.  The Group continues to benefit from a diversity of funding sources, which have recently been enhanced by the establishment of a US Medium Term Note programme, and a second regulated covered bond programme.  The Group's wholesale funding base has proved to be resilient, supporting the Group's balance sheet with a reduced dependence on short-term funding.  During the year the Group has also significantly increased its holdings of liquid assets from £104.5 billion to £150.8 billion.  In addition, the Group has improved the quality of its liquid asset portfolio by increasing its cash at central banks and Government debt securities, and reducing its holdings of eligible bank debt securities.

During 2009, the Group has extended the maturity profile of wholesale funding, such that, at 31 December 2009, 50 per cent of wholesale funding had a maturity date greater than one year (31 December 2008: 44 per cent).  Over time, and as we see improvements in the capacity of wholesale funding markets, we expect to maintain the amount of the Group's wholesale borrowings with a maturity date greater than one year in excess of 40 per cent which we consider to be an appropriate and sustainable long-term proportion.  However, in this regard we note recent regulatory consultation papers relating to liquidity requirements which, if put into practice, could require banks to manage their liquidity risk differently.

Increases in customer deposits and the reduction in assets set out above, mean that we expect to see a slow but steady improvement in the Group's loan to deposit ratio.  The Group does not set a target for this ratio, which we believe does not reflect either the quality of lending or the term of deposits held, but would expect to see it return to legacy Lloyds TSB levels of approximately 140 per cent over the next few years.  During 2009 the ratio, excluding repos, improved to 169 per cent.

Relative to the size of its balance sheet, the Group does not have significant senior term funding issuance requirements.  Over the next 3 years the Group expects its public capital and senior funding issuance to total in the range of £20 billion to £25 billion per annum.  We have made good progress on our 2010 term funding issuance plans following the issuance in December 2009 of US$2 billion tier 1 securities and in January 2010 the Group issued US$5 billion senior unsecured debt, and executed a £
2.5
billion Residential Mortgage-Backed Securities (RMBS) transaction which included the first public US$ tranche of RMBS by a UK issuer since 2008.

At 31 December 2009, the Group's overall funding support from Governmental and Central Bank sources totalled £157 billion, with a significant proportion (predominantly Special Liquidity Scheme (SLS) and Credit Guarantee Scheme (CGS) funding) maturing over the course of the next two years.  The Group's balance sheet reduction plans will avoid the necessity to refinance much of this funding.  The current cost to the Group of participating in these schemes is currently approximately 50 basis points over LIBOR for the SLS and approximately 130 basis points over LIBOR for CGS.  Overall, based on expected spreads and balance sheet mix, we believe the increased cost of wholesale funding over the next few years is expected to negatively impact the Group's net interest margin by less than 10 basis points, and this cost is expected to be more than offset by the impact of improved product pricing.

Summary
The deterioration in the UK economic environment, particularly in the first half of 2009, created an extremely challenging operating background against which to integrate two large banking organisations.  As expected, against this backdrop, the significant increase in corporate impairments has led the Group to report a loss before the credit for negative goodwill arising on the acquisition of HBOS.  The Group has a strong risk management culture and is well-placed to manage through the near-term challenges and benefit from what we expect to be a slow but steady UK economic recovery during 2010 and beyond.

Our revenue performance has been resilient and we are already beginning to deliver improving interest margins, which we expect to improve further over the next few years.  We have an excellent track record in cost management, with a unique opportunity to capture significant acquisition related synergies over the next few years.  We believe the Group's overall impairment charge has now peaked, with a significant reduction expected in 2010.  We have a robust capital and funding position.  Overall, therefore, based on our current economic outlook, we expect to deliver a significantly improving combined businesses financial performance in 2010, with strong medium-term prospects thereafter.

Tim Tookey
Group Finance Director

COMBINED BUSINESSES SEGMENTAL ANALYSIS

	Retail	Wholesale	Wealth and Int'l	Insurance	Group Operations and Central items	Group
2009	£m	£m	£m	£m	£m	£m

Net interest income	7,970	4,710	1,217	(287)	(884)	12,726
Other income	1,804	4,199	1,128	2,944	1,800	11,875
Total income	9,774	8,909	2,345	2,657	916	24,601
Insurance claims	-	-	-	(637)	-	(637)
Total income, net of insurance claims	9,774	8,909	2,345	2,020	916	23,964
Operating expenses	(4,566)	(4,106)	(1,544)	(974)	(419)	(11,609)
Trading surplus	5,208	4,803	801	1,046	497	12,355
Impairment	(4,227)	(15,683)	(4,078)	-	-	(23,988)
Share of results of joint ventures and associates	(6)	(720)	(21)	(22)	2	(767)
Profit (loss) before tax and fair value unwind	975	(11,600)	(3,298)	1,024	499	(12,400)
Fair value unwind(1)	407	6,897	942	(49)	(2,097)	6,100
Profit (loss) before tax	1,382	(4,703)	(2,356)	975	(1,598)	(6,300)

Banking net interest margin (2)	1.97%	1.52%	1.71%			1.77%
Cost:income ratio	46.7%	46.1%	65.8%	48.2%		48.4%
Impairment as a % of
average advances(3)	1.11%	5.92%	6.04%			3.25%

Key balance sheet and other items 31 December 2009	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	371.1	191.8	63.5		0.6	627.0
Customer deposits	224.1	153.4	29.0		0.2	406.7
Risk-weighted assets	128.6	286.0	63.2	1.1	14.4	493.3

(
1
)
  Fair value unwind represents the impact on the consolidated and divisional income statements of the acquisition related balance sheet adjustments.  These adjustments principally reflect the application of market based credit spreads to HBOS's lending portfolios and own debt.  The net fair value unwind in 2009 is mainly attributable to a reduction in the impairment charge of £6,859 million, as losses reflected in the opening balance sheet valuation of the lending portfolios have been incurred, offset by a charge to net interest income of £2,166 million as the value of HBOS's own debt accretes to par.
(2)
The calculation basis for banking net interest margins is set out in note 2
on page 58.
(
3
)
Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repo transactions, gross of allowance for impairment losses.

COMBINED BUSINESSES SEGMENTAL ANALYSIS
(continued)
	Retail	Wholesale	Wealth and Int'l	Insurance	Group Operations and Central items	Group
2008	£m	£m	£m	£m	£m	£m

Net interest income	8,454	5,752	1,314	(345)	(272)	14,903
Other income	2,739	(302)	1,191	3,493	(188)	6,933
Total income	11,193	5,450	2,505	3,148	(460)	21,836
Insurance claims	-	-	-	(481)	-	(481)
Total income, net of insurance claims	11,193	5,450	2,505	2,667	(460)	21,355
Operating expenses	(4,963)	(4,591)	(1,476)	(1,129)	(77)	(12,236)
Trading surplus	6,230	859	1,029	1,538	(537)	9,119
Impairment	(3,695)	(10,394)	(731)	-	(60)	(14,880)
Share of results of joint ventures and associates	7	(944)	(21)	2	4	(952)
Profit (loss) before tax	2,542	(10,479)	277	1,540	(593)	(6,713)

Banking net interest margin	2.15%	1.85%	2.06%			2.01%
Cost:income ratio	44.3%	84.2%	58.9%	42.3%		57.3%
Impairment as a % of average advances	0.97%	3.32%	1.05%			1.81%

Key balance sheet and other items
31 December 2008	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers	377.1	234.6	64.6	-	0.9	677.2
Customer deposits	216.3	157.9	34.1	-	0.9	409.2
Risk-weighted assets	118.9	311.0	61.2	0.7	6.7	498.5

DIVISIONAL PERFORMANCE

RETAIL

	2009	2008	Change
	£m	£m	%

Net interest income	7,970	8,454	(6)
Other income	1,804	2,739	(34)
Total income	9,774	11,193	(13)
Operating expenses	(4,566)	(4,963)	8
Trading surplus	5,208	6,230	(16)
Impairment	(4,227)	(3,695)	(14)
Share of results of joint ventures and associates	(6)	7
Profit before tax and fair value unwind	975	2,542	(62)
Fair value unwind	407	-
Profit before tax	1,382	2,542	(46)

Banking net interest margin	1.97%	2.15%
Cost:income ratio	46.7%	44.3%
Impairment losses as a % of average advances	1.11%	0.97%
Number of employees (full-time equivalent)	53,384	59,939

	As at 31 Dec 2009	As at 31 Dec 2008	Change
	£bn	£bn	%

Loans and advances to customers	371.1	377.1	(2)

Customer deposits
Savings	185.6	182.7	2
Current accounts	38.5	33.6	15
	224.1	216.3	4

Risk-weighted assets	128.6	118.9	8

RETAIL
(continued)

Key highlights
·
Profit before tax and fair value unwind amounted to £975 million, a decrease of £1,567 million on 2008 primarily due to lower income and higher levels of impairment, partly offset by a decrease in operating expenses.
·
Net interest income has decreased by 6 per cent to £7,970 million.
The banking net interest margin decline of 18 basis points reflected higher wholesale funding costs and lower deposit margins in the low base rate environment, partly offset by higher asset pricing, the benefits from which improved the margin in the second half of the year.
·
Other operating income has decreased by 34 per cent to £1,804 million, primarily due to lower payment protection income and non-recurring one-off income in 2008.
·
Strong cost management delivering benefits.
O
perating expenses decreased by 8 per cent primarily due to tight cost control, cost savings achieved from the integration programme and lower Financial Services Compensation Scheme charges.
·
Impairment losses have increased by 14 per cent to £4,227 million, reflecting the effect of increased UK unemployment during 2009 on the unsecured charge, partly offset by a lower secured impairment charge as house prices stabilised.
·
Continued good new lending quality,
reflecting continued strong credit criteria with the average loan-to-value ratio on new mortgage lending at 59 per cent, compared to 63 per cent for 2008.
·
Good progress was made in integrating the Lloyds TSB and HBOS retail businesses.
New management structures have been implemented across Retail and continuing good progress has been made in streamlining, simplifying and integrating back office processes.  Retail's integration synergies of £124 million for 2009 were ahead of expectations.
·
Loans and advances to customers have decreased by 2 per cent, reflecting the impact of customers reducing their personal indebtedness and not taking on new financial commitments.
·
Customer deposits have increased by 4 per cent,
despite the high level of term deposits maturing in the period.  The growth in deposits accelerated in the second half of 2009, increasing by £5.6 billion, or 3 per cent.
·
Good momentum in the business into the second half,
with a positive trend in income growth in 2009, tight cost control, good progress being made on integration, and impairment losses peaking.

Business overview
Retail is the largest retail bank in the UK and the leading provider of current accounts, savings, personal loans, credit cards and mortgages.  With its strong stable of brands including Lloyds TSB, Halifax, Bank of Scotland, Birmingham Midshires and Cheltenham & Gloucester, it serves over 30 million customers through one of the largest branch and fee free ATM networks in the UK.

Retail has approximately 22 million current account customers and provides social banking to over 4 million people through basic banking or social banking accounts.  It is also the largest provider of personal loans in the UK, as well as being the UK's leading credit card issuer.  Retail provides one in four residential mortgages making it the leading UK mortgage lender as well as being a major provider of home finance for the first time buyer.  Retail is the largest savings provider in the UK, with over 21 million savers.  It is also a major general insurance and bancassurance distributor, selling a wide range of long‑term savings, investment and general insurance products.

RETAIL
(continued)

Strategic vision
Retail's strategic goal is to be recognised by its customers as the UK's best and most recommended bank.  It will achieve this by building deep and enduring customer relationships which deliver real value to customers.  Supporting this strategy are a strong stable of brands which provide unparalleled customer reach and choice; deep customer insight based on the strength of the customer franchise; and highly efficient and effective low cost processes as a result of business scale.  Real customer understanding and lower cost processes will enable further investment in the products and services that Retail customers want.  Last, but not least, investment in effective tools and processes will allow Retail colleagues to focus on meeting customer needs.  This strategy will be delivered within clearly defined and prudent risk parameters.

Progress against strategic initiatives
Integration
The immediate priority of the business has been to plan and successfully deliver the integration of the retail activities of Lloyds TSB and HBOS.  Good progress has been made in 2009.  Organisational structures have been aligned to establish a single management team across Retail.  The management of the sales force is now consistent across both heritages.  The different mortgage operating models have been integrated and simplified and the number of mortgage operational sites reduced.  In Direct Channels the multi-skilling of advisors has commenced enabling advisors to answer both banking and savings calls.  Retail has sold Halifax Estate Agencies as part of ongoing initiatives to focus on its core business.  Retail is on track to deliver its annualised cost savings target of £378 million for 2011.

Deep and enduring customer relationships
A key goal of Retail is to build deeper and enduring relationships with customers and, in particular to help its customers build a more secure financial future.  Retail has continued to maintain momentum in its key businesses and is making good progress in implementing its relationship strategy.  In 2009 the number of customers with their main current account with Retail (those paying in more than £1,000 a month) increased by 4 per cent.  In addition, almost 5 million new savings accounts and almost 2 million new current accounts were opened.

New accounts opened in Lloyds TSB in 2009 were broadly in line with 2008 despite the difficult market, with lower mortgage sales being offset by a particularly strong performance in savings.  Sales in the Halifax and Bank of Scotland networks have shown an improving trend in the second half of the year.  The pilot of the Lloyds TSB leads system in Halifax and Bank of Scotland in the second half resulted in a significant sales uplift.  This will be rolled out to the whole network in 2010.

To support Retail customers, who are encountering financial difficulties, a cross-channel support programme has been launched.  Lloyds TSB branches and telephone units have at least one trained Financial Health Specialist providing customers with budgeting and money management advice.  In the Halifax and Bank of Scotland businesses, customers have a dedicated telephone support line with trained specialists able to guide them through financial difficulties.  Support is also available for all customers online and through a specially developed brochure.  For those customers requiring more intensive help, assistance is provided through dedicated support units where tailored repayment programmes can be agreed.  Customers are actively supported and referred to free money advice agencies where they have multiple credit facilities that require restructuring.

RETAIL
(continued)

Creating products and services that customers value
The introduction of the new Reward current account by Halifax and Bank of Scotland was well received by customers.  Halifax and Bank of Scotland have taken the lead in the market and moved the majority of their customers to a new and simpler overdraft charging structure.  In addition, they have also launched the new Visa contactless debit card.  Another innovative product launched in 2009 was the Lloyds TSB 'Lend a Hand' mortgage.  This allows first time buyers access to interest rates usually available to those with a 25 per cent deposit by linking the product to funds in a savings account provided by family or friends.  As well as providing a return for savers, this product supports growth in the important first time buyers market.  In addition, Lloyds TSB launched its new monthly saver with an interest rate of 5 per cent for 12 months.

In Lloyds TSB the role of the bank manager is being re-defined, backed by a marketing campaign, with the focus on traditional customer service and advice, building relationships with the customer within a modern banking environment.
Retail also continues to lead the market in the provision of mobile banking services which assist customers in monitoring their bank accounts by providing access through their mobile phone.

Improving productivity and continually improving customer service
Productivity in both branch networks has increased during 2009.  The Lloyds TSB network has continued to realise the benefits of the investments made in 2008 in developing branch staff as well as increasing the number of branches opening on a Saturday.  Consequently in 2009, sales of personal core banking products by personal bankers increased by 20 per cent.  Productivity in the Halifax branch network has grown steadily, with the introduction of the Lloyds TSB leads system to support the more effective cross-selling of products.  The sharing of best practice with the Halifax financial advisors has seen their number of monthly sales of protection products increase by over 200 per cent during 2009.

Following a period of strong growth in the use of internet banking, a significant percentage of Retail's customer enquiries and transactions now occur online.  There are 6.8 million active users of Retail internet services logging on 52 million times a month.  There has been an 18 per cent growth in online account transfers and online payments to third parties.  In addition, customers are making increasing use of electronic statements, with more than 6 million accounts now having statements delivered electronically rather than in paper format.

Financial performance
Profit before tax and fair value unwind decreased by £1,567 million to £975 million.  This decrease was driven by higher impairment losses and lower income, partly offset by a reduction in operating expenses.

Retail's banking net interest margin decreased by 18 basis points to 1.97 per cent reflecting higher wholesale funding costs and reduced margins on savings products due to the low base rate environment, partly offset by higher asset pricing which led to a stronger margin in the second half of 2009.

RETAIL
(continued)

Total income has decreased by £1,419 million, or 13 per cent, to £9,774 million, reflecting the impact on margins referred to above, lower payment protection income and non-recurring one-off income in 2008.  Total income is analysed as follows:

	2009	2008	Change
	£m	£m	%

Mortgages and Savings	3,667	5,009	(27)
Consumer Banking	6,107	6,184	(1)
Total income	9,774	11,193	(13)

Total income in Mortgages and Savings has decreased by 27 per cent.  The reduction in Mortgage income reflected increased wholesale money market funding costs, which was partly offset by higher asset pricing.  Lower income in Savings was the result of margin pressures arising from lower base rates and the competitive environment, the impact of which was partly offset by higher customer deposits.

Consumer Banking (current accounts and unsecured lending) income was broadly unchanged in 2009 compared to 2008.  As previously reported, on 1 January 2009 Retail introduced a monthly premium payment protection product and ceased selling single premium products.  This new product offers customers the benefit of monthly payments whilst retaining the product's valuable benefits and has been well received by both customers and the market.  Income from this product is recognised over the life of the loan rather than all being recognised in the first year.  This reduction in income, together with the effect of lower loan volumes, was broadly offset by a strong performance across the rest of Consumer Banking, including benefits from asset re-pricing.

Lending to customers in 2009 has fallen by 2 per cent reflecting the impact of customers reducing their personal indebtedness and not taking on new financial commitments in the current difficult economic environment.
Risk-weighted assets increased by 8 per cent reflecting the impact of the weak economic environment on credit quality.

Retail continued to make good progress in building its mortgage business in a contracting market by focusing on the prime mortgage market, particularly through its network rather than intermediaries, whilst maintaining a prudent approach to risk.  Gross new mortgage lending totalled £35 billion during 2009, representing a market share of 24 per cent.  Retail has maintained its strong commitment to the housing market and first time buyers, with more than 60 per cent of new lending in 2009 being for house purchase rather than for re-mortgage.  In March 2009, the Group committed to increase its planned gross lending to homebuyers by £3 billion in the following 12 months - Retail is on track to deliver this commitment.  The average loan-to-value ratio at the end of 2009 was 54.8 per cent compared with 54.9 per cent at the end of 2008, whilst the average loan-to-value ratio on new residential lending in 2009 was 59.3 per cent compared with 63.1 per cent in 2008.  Retail continued to be an industry leader in its support for shared equity and share ownership schemes.  Specialist lending balances (self certified and sub-prime) decreased slowly following the decision, at the start of the year, to withdraw from this market.  New buy to let lending remained broadly flat at 13 per cent of total mortgage lending; however, redemptions in this book were low.  Buy to let mortgage balances have increased by £2.9 billion in the year.  Retail continued to carefully assess the risks of such lending and as a result the average loan-to-value on new lending in the buy to let portfolio has fallen to 65.6 per cent at the end of 2009 compared to 73.1 per cent at the end of 2008.

RETAIL
(continued)

Customer deposits have increased by 4 per cent over the last twelve months despite the high level of term deposits maturing during the period, as a result of Halifax and Bank of Scotland deposit gathering activities in the first half of 2008.  Deposit growth accelerated through 2009 reversing the trend of declining deposit balances in the second half of 2008.  Deposit growth in the second half of 2009 was particularly strong at £5.6 billion, or 3 per cent.  Current account balances have increased by 15 per cent in the year resulting from growth in the number of current accounts and the low interest rate environment.

Operating expenses decreased by £397 million, or 8 per cent, to £4,566 million driven primarily by strong cost control, cost savings resulting from integrating the two businesses and the benefit of a lower Financial Services Compensation Scheme levy.  The reduction in operating expenses resulting from integrating the Lloyds TSB and HBOS retail businesses was delivered through streamlining management structures, consolidating the number of mortgage operational sites, integrating and simplifying the mortgage operating model, procurement savings from the rationalisation of suppliers and property savings through the consolidation of sites.

Impairment losses on loans and advances have increased by £532 million, or 14 per cent, to £4,227 million in 2009.  Impairment losses as a percentage of average advances were 1.11 per cent in 2009 compared to 0.97 per cent in 2008.  Higher unemployment and the weak economy drove a significant increase in unsecured impairments which was partly offset by a lower secured impairment charge as house prices stabilised.  Unsecured impairment losses are sensitive to economic conditions, particularly unemployment levels; consequently the 2009 impairment charge increased by £1,038 million to £3,438 million.  The stabilisation of the housing market, in combination with lower interest rates and prudent risk management, has resulted in the secured impairment charge decreasing in 2009 by £506 million to £789 million.  Total impaired loans, as a percentage of closing advances to customers, decreased during the second half of the year to 2.9 per cent compared to 3.0 per cent at 30 June 2009 and 2.6 per cent at 31 December 2008
.

Arrears levels in the secured portfolios were higher than 2008 but improved in the second half of 2009, and remained below the industry average.  The percentage of mortgage cases more than three months in arrears increased to 2.3 per cent at 31 December 2009 compared to 1.8 per cent as at 31 December 2008.  The stock of repossessed properties reduced by 32 per cent to 2,720 properties compared to 4,011 properties at the end of 2008 and, as a proportion of total accounts, remains lower than the industry average.  Currently, average proceeds from the sale of repossessed properties are in excess of average valuations assumed in Retail's provisioning models.

RETAIL
(continued)

The level of impaired loans in the unsecured lending portfolio, as at 31 December 2009, totalled £3.8 billion, or 11.9 per cent of closing advances (after writing off £2.1 billion of loans provided against in earlier years).  This compared with £5.4 billion, or 14.7 per cent of closing advances at 31 December 2008; however, on an equivalent basis (adjusting for the £2.1 billion write-off in 2009) impaired loans at 31 December 2008 totalled £3.3 billion, or 8.9 per cent of advances.  The underlying increase in impaired loans which occurred in the first half of 2009 reflected the weak economy, particularly rising unemployment.  During 2009 a number of actions have been taken which improved delinquency rates on new business.

Compared to 2009, Retail expects to see a reduction in its impairment charge in 2010 as house prices continue to stabilise, with further improvements thereafter as the UK economic environment improves.

WHOLESALE

	2009	2008	Change
	£m	£m	%

Net interest income	4,710	5,752	(18)
Other income	4,199	(302)
Total income	8,909	5,450	63
Operating expenses	(4,106)	(4,591)	11
Trading surplus	4,803	859
Impairment	(15,683)	(10,394)	(51)
Share of results of joint ventures and associates	(720)	(944)	24
Loss before tax and fair value unwind	(11,600)	(10,479)	(11)
Fair value unwind	6,897	-
Loss before tax	(4,703)	(10,479)	55

Corporate Markets	(11,736)	(10,509)	(12)
Treasury and Trading	595	273
Asset Finance	(459)	(243)	(89)
Loss before tax and fair value unwind	(11,600)	(10,479)	(11)

Banking net interest margin	1.52%	1.85%
Cost:income ratio	46.1%	84.2%
Impairment losses as a % of average advances	5.92%	3.32%
Number of employees (full-time equivalent)	18,699	21,472

	As at 31 Dec 2009	As at 31 Dec 2008	Change
Key balance sheet and other items	£bn	£bn	%

Loans and receivables:
Loans and advances to customers	191.8	234.6	(18)
Loans and advances to banks	18.9	37.0	(49)
Debt securities	31.7	40.5	(22)
Available-for-sale financial assets	36.9	74.1	(50)
Customer deposits(1)	153.4	157.9	(3)
Risk-weighted assets	286.0	311.0	(8)

(1)
Of which repos represent £35.5 billion (2008: £18.1 billion)

WHOLESALE
(continued)

Key highlights
·
Loss before tax and fair value unwind amounted to £11,600 million, an increase of £1,121 million on 2008 due to higher levels of impairment, partly offset by an increase in other operating income and a decrease in operating expenses.
·
Total income has increased by 63 per cent
to £8,909 million,
particularly reflecting the lower impact of market dislocation and continued strength in sales and trading activity.
·
Net interest income has decreased by 18 per cent to £4,710 million.
The banking net interest margin decline of 33 basis points since prior year reflected higher wholesale funding costs partly offset by higher asset pricing.  Margins fell in the first half of the year but have stabilised in the second half of 2009.
·
Strong cost management delivering benefits,
excluding the cost of settlement of certain historic US dollar payments practices incurred in 2008, total operating expenses decreased by 7 per cent, reflecting reduced levels of operating lease business and cost savings achieved from the integration programme, partly offset by increased investment in Wholesale's customer focused business support functions.
·
Impairment losses amounted to £15,683 million
, compared to £10,394 million in 2008, reflecting the continued weak economic climate and the application of Lloyds Banking Group prudent impairment assumptions, primarily in HBOS Corporate Real Estate and HBOS (UK and US) Corporate businesses.  Total impairment losses are expected to have peaked in the first half of 2009, with a significant reduction in the impairment charge delivered in the second half of 2009 of 39 per cent.
·
Cross-selling from deepening relationships has increased by 26 per cent, reflecting increased product competencies and opportunities through a single sales force on the combined customer base.
·
Balance sheet reductions,
reflect active de-risking of the balance sheet by either selling down or reducing holdings in debt securities and available-for-sale positions, deleveraging by customers in Wholesale's strategic segments and the impact of impairments and foreign exchange movements.
·
Good progress was made in integrating the Lloyds TSB and HBOS wholesale businesses.
Wholesale's integration synergies for 2009 were ahead of expectations.

Business overview
The Wholesale division serves in excess of a million businesses, ranging from start-ups and small enterprises to global corporations, with a range of propositions fully segmented according to customer need.  The enlarged division, following the acquisition of HBOS, comprises Corporate Markets, Treasury and Trading and Asset Finance.

Corporate Markets comprises Corporate, Commercial, Corporate Real Estate, Specialist Finance and Wholesale Markets.  Corporate, Commercial and Corporate Real Estate provide relationship-based banking, risk management and advisory services to corporate and commercial customers principally in the UK.  Relationships with customers with an annual turnover greater than £15 million are managed within Corporate, and commercial property-based relationships (including hotel, property-based leisure and construction) are generally managed within the Corporate Real Estate business.  Commercial provides financial services to business customers ranging from new start-ups to those with a turnover of up to £15 million and invoice discounting and factoring services to a broader range of customers.  Specialist Finance includes the acquisition finance and private equity businesses; all new business is being written under the brands of Lloyds Acquisition Finance or Lloyds Development Capital.  Wholesale Markets provides risk management solutions, specialised lending, capital markets advisory and multi-product financing solutions to its customers, whilst managing the Group's own portfolio of structured credit investments and treasury assets.

WHOLESALE
(continued)

Treasury and Trading's role is to provide access to financial markets in order to meet the Group's balance sheet management requirements, and provides trading infrastructure to support execution of customer-driven risk management transactions, whilst operating within a well controlled and conservative risk appetite.

Asset Finance consists of a number of leasing and speciality lending businesses including Contract Hire (Lex, Autolease and Hill Hire), Specialist Assets and Consumer Finance (Black Horse Motor and Personal Finance).

Strategic vision
Wholesale's strategic goal is to be recognised as the UK's leading, 'through-the-cycle', relationship-focused wholesale bank.  The mission is to deepen and retain recurring, multi-product customer relationships building on deep insight into customer needs to provide a broad range of banking, risk management and capital market products.

Progress against strategic initiatives
Supporting customers through the cycle
Wholesale has provided approximately £35 billion of committed gross lending to the Corporate and Small and Medium Enterprises (SME) sector during 2009 and recruited approximately 100,000 new commercial accounts.  Additionally, Wholesale has expanded its product capability in Wholesale Markets to allow customers to diversify their funding by accessing wider sources of capital markets liquidity, and to manage their interest rate and currency risks in an uncertain operating environment.

For customers who have been adversely impacted by the recession, Wholesale has continued to expand its dedicated Business Support Units across its Corporate and Commercial, Corporate Real Estate and Specialist Finance business areas.  Business Support Units offer solutions to customers including providing finance to maintain cash flow and capital restructuring where appropriate.  By focusing on effective customer turnaround during turbulent times, Wholesale is deepening relationships and retaining loyal customers.

Wholesale's 'through-the-cycle' commitment to businesses is also supported by other key initiatives such as the SME Business Charter that expects by 2012 to help a further 300,000 people start in business and to stage at least 200 customer seminars a year to help them develop their businesses and to provide additional finance for growth.  The Charter ensures that customer interest rates are transparent and reflect the cost of funds and risk in lending to Wholesale's small business customers.  In the fourth quarter of 2009, Commercial held a series of regional customer events aimed at helping customers plan for the upturn by providing practical guidance and maximising networking opportunities through bringing local business communities together.

WHOLESALE
(continued)

Integrating the businesses
The Corporate and Commercial businesses have made substantial progress in building on the strengths of both heritages to provide a single relationship face to its strategic customer segments.  Risk management processes within all the former HBOS businesses have been brought into line with the more conservative appetite of the Group.  The balance sheet capacity of Wholesale Markets has been better aligned with the needs of customers by reducing exposure to assets not specifically required to support its strategic customer segments.  The treasury activities of both heritages have been brought under one Treasury and Trading business so that Wholesale is able to provide a single, consistent face to the market.  Consolidation and rationalisation of Asset Finance businesses continues, bringing together consumer finance businesses under the Black Horse brand and further centralisation of its sales channel and merging the market-leading Lex and Autolease contract hire businesses.

Wholesale's integration programme is making good progress and synergies for the year are ahead of expectations.  The initial planning and organisational design stage has been completed, and the Wholesale Operating Model has been defined.  All major systems platform decisions have been made and the first product migrations have been completed.  The focus for 2010 is on planning and execution of additional product migrations and strengthening risk systems.  Wholesale is on track to deliver its annualised cost savings target by 2011.

Prioritising businesses
Wholesale is investing in product and service capability in businesses where it believes it can grow in a capital and liquidity efficient manner, build competitive customer propositions drawing on its existing strengths, and thereby increase the breadth and depth of trusted customer relationships.  Wholesale is building this capability within a prudent risk framework.

In order to build capacity for this investment, Wholesale has systematically reviewed its assets, portfolios and businesses to identify those that are not consistent with its relationship-focused strategic vision.  Wholesale aims to maximise near-term returns in these businesses, whilst exploring options for divestment during the next three to five years.  These comprise approximately £160 billion of Wholesale's total assets and form part of its commitment under the State Aid restructuring plan.

Financial performance
Loss before tax and fair value unwind increased by £1,121 million to £11,600 million.  This increase was driven by increased impairment losses reflecting the continued weak economic climate and the application of prudent Lloyds Banking Group impairment assumptions, primarily in HBOS Corporate Real Estate and HBOS (UK and US) Corporate businesses, partly offset by an increase in other operating income and a decrease in operating expenses.

Total income increased by £3,459 million, or 63 per cent, to £8,909 million driven by a large increase in other income.  Prior year income was significantly lower due to the effect of the market dislocation which resulted in investment valuation write-downs in Wholesale Markets, which were not repeated in the current year.  Excluding these amounts total income decreased by 4 per cent as strong performances in Wholesale Markets and Treasury and Trading due to a more favourable interest rate environment, good transaction volumes in capital markets and strong flows of client-driven derivative transactions at improved spreads were more than offset by higher funding costs.

WHOLESALE
(continued)

Operating expenses decreased by £485 million, or 11 per cent, to £4,106 million.  Excluding the cost of settlement of certain historic US dollar payments practices, expenses decreased by 7 per cent primarily as a result of reduced levels of operating lease business in Asset Finance and a continued focus on cost management including cost savings attributable to the integration programme.

Impairment losses have increased by £5,289 million to £15,683 million in 2009.  Impairment losses for loans and advances as a percentage of average loans and advances to customers were 5.92 per cent in 2009 compared to 3.32 per cent in 2008.  Higher levels of failures, and application of prudent Lloyds Banking Group provisioning policy, notably in HBOS Corporate Real Estate and HBOS Corporate (UK and US) transactions, drove a significant increase in impairments in these portfolios.  However, total impairment losses are expected to have peaked in the first half of 2009, amounting to £9,738 million, compared to £5,945 million in the second half, a reduction of 39 per cent.

Following detailed in depth reviews of all higher risk portfolios, especially HBOS, Wholesale has applied appropriate assumptions, particularly on HBOS Corporate Real Estate lending which resulted in prudent and significant impairment charges in 2009.  As a result, Wholesale is expecting total impairments in 2010 to be significantly lower than 2009 in line with the Group's base economic assumptions.  Wholesale expects the volume of underlying impairments from traditional trading and manufacturing businesses to increase in 2010, as the full impact of economic conditions filters into business insolvencies and asset values.  This is a factor of a typical lag effect as the economy passes through the recession, and reflects guidance provided in the first half of the year.  However, the effects of this are expected to be significantly less than the benefit of lower absolute impairments from the HBOS Corporate Real Estate and HBOS (UK and US) Corporate portfolios.

The share of losses from joint ventures and associates reduced by £224 million to a loss of £720 million.  There were less write-offs in 2009 as the majority of the book is now valued at nil, with a remaining portfolio conservative carrying value of approximately £190 million.

Balance sheet reductions reflect active de-risking of the balance sheet by either selling down or reducing holdings in debt securities and available-for-sale positions, deleveraging by customers in Wholesale's strategic segments and the impact of impairments and foreign exchange movements.  Credit markets rallied in the second half of 2009 which brought back some strategic buyers for asset-backed securities (ABS) and allowed Wholesale to sell £3.5 billion notional of non-core ABS positions.

WHOLESALE
(continued)

Financial performance by business units
Corporate Markets
	2009	2008	Change
	£m	£m	%

Net interest income	3,756	4,693	(20)
Other income	2,541	(1,780)
Total income	6,297	2,913
Operating expenses	(2,461)	(2,583)	5
Trading surplus	3,836	330
Impairment	(14,855)	(9,896)	(50)
Share of results of joint ventures and associates	(717)	(943)	24
Loss before tax and fair value unwind	(11,736)	(10,509)	(12)

Cost:income ratio	39.1%	88.7%
Impairment losses as a % of average advances	6.09%	3.78%

	As at 31 Dec 2009	As at 31 Dec 2008	Change
Key balance sheet items	£bn	£bn	%

Loans and receivables:
Loans and advances to customers	177.7	216.4	(18)
Loans and advances to banks	4.5	9.3	(52)
Debt securities	31.7	40.5	(22)
Available-for-sale financial assets	32.1	38.3	(16)
Customer deposits(1)	89.7	96.6	(7)
Risk-weighted assets	263.8	284.7	(7)

(1)

Of which repos represent £35.5 billion (2008: £18.1 billion)

Loss before tax and fair value unwind increased by £1,227 million to £11,736 million, due to an increase in impairment losses, partly offset by an increase in other income.

Total income increased by £3,384 million to £6,297 million as a result of the significantly reduced impact from market dislocation and the absence of investment write downs in 2009.  Performance in key income drivers across Commercial Banking, Corporate Banking, Wholesale Markets and Corporate Real Estate are further discussed below.

Commercial Banking net interest income decreased due to the lower base rate environment which impacted margins on some current account and savings products, and other operating income decreased slightly, primarily reflecting lower customer transactions and activity in their businesses, as a consequence of the depressed economic environment.

WHOLESALE
(continued)

Corporate Banking net interest income increased marginally as re-pricing reflected changing risk profiles and higher liquidity costs; however, this was mostly offset by higher funding costs.  Average transaction volumes were maintained year on year; however lending showed a decline through 2009 as customers actively deleveraged their balance sheets, aligned with a suppressed appetite for new borrowing in the current economic environment.  Other operating income increased by approximately 18 per cent reflecting improved upfront fees, exit fees and commitment commissions.

Wholesale Markets net interest income was approximately 34 per cent lower primarily reflecting the higher cost of funding.  Other operating income increased by £4,472 million, primarily due to the absence of prior year investment write downs associated with the dislocated markets and some valuation recoveries in 2009.

Corporate Real Estate net interest income decreased overall due to the increased funding costs and falling levels of income from impaired assets, partly offset by increased margins from asset re-pricing.

Operating expenses decreased by £122 million, or 5 per cent to £2,461 million, as a result of continued focused cost management.  After excluding the cost incurred in 2008 on settlement of certain historic US dollar payments practices, operating expenses increased by 2 per cent, with integration savings offset by increased investment in Wholesale's customer focused business support functions, which now employ approximately 1,000 people.

Impairment losses increased by £4,959 million to £14,855 million, due to increased levels of impairments across all areas of Corporate Markets, notably in the HBOS Corporate Real Estate and the HBOS (UK and US) Corporate portfolio.  The significant increase in impairments in 2009 was against the backdrop of weaker economic conditions, application of Lloyds Banking Group prudent valuation assumptions, portfolio concentration in property lending, material single name exposures, poorly structured lending agreements and aggressive loan-to-value positions at origination in the legacy HBOS portfolios.  However, impairment losses of £9,334 million in the first half of 2009 fell significantly in the second half to £5,521 million, a reduction of 41 per cent.

In 2009, Wholesale has spent a significant amount of time continuing to analyse and address the issues in the legacy HBOS portfolios, with the greatest attention paid to over concentrations in real estate, individual entrepreneurial cases and those other portfolios that fall outside the legacy Lloyds TSB credit risk appetite.  As a result, and in particular, Wholesale has applied appropriate assumptions about real estate asset expectations and with the deterioration in the economic conditions translating into lower commercial property valuations, has taken prudent and significant impairment charges.  Whilst a recent improvement in property valuations has been noted, this has had a limited impact on the property development portfolio.

The share of losses from joint ventures and associates of £717 million, reduced by £226 million.  There were less write-offs in 2009 as the majority of the book is now valued at nil with a remaining portfolio conservative carrying value of approximately £180 million.

Loans and advances to customers decreased by £38.7 billion to £177.7 billion as an estimated £20 billion of total lending drawdowns in the year was more than offset by scheduled amortisations and repayments and the impact of customers deleveraging their balance sheets by using alternative forms of funding.  The decrease was also driven by the transfer of a £7 billion European loan portfolio to Wealth and International, significant impairment losses in 2009 and foreign exchange movements, partially offset by the unwind of fair value adjustments booked on acquisition of HBOS.

WHOLESALE
(continued)

Debt securities and available for sale financial assets balances reduced by £15.0 billion as Corporate Markets de-risked the balance sheet by either selling down or not replenishing total holdings after amortisations or maturities.

Treasury and Trading
	2009	2008	Change
	£m	£m	%

Net interest income	544	746	(27)
Other income	238	(193)
Total income	782	553	41
Operating expenses	(187)	(188)	1
Trading surplus	595	365	63
Impairment	-	(92)
Profit before tax and fair value unwind	595	273

Cost:income ratio	23.9%	34.0%

	As at 31 Dec 2009	As at 31 Dec 2008	Change
Key balance sheet and other items	£bn	£bn	%

Loans and receivables:
Loans and advances to customers	2.5	4.8	(48)
Loans and advances to banks	14.4	27.7	(48)
Available-for-sale financial assets	4.8	35.8	(87)
Customer deposits	63.7	61.3	4
Risk-weighted assets	8.4	11.6	(28)

Profit before tax and fair value unwind increased by £322 million to £595 million.

Income performance benefited from strong customer demand for interest rate and foreign exchange products, market volatility and both internal and external demand for Treasury's pricing and risk management service, albeit at more moderate levels in the second half of 2009.  Trading flows are managed with the overriding aim of providing a service to customers, whilst maintaining Treasury and Trading's conservative risk appetite.

Operating expenses reduced by £1 million to £187 million reflecting a continued focus on cost management and cost savings achieved through integration.

Impairment losses of £92 million in 2008 reflected the impact of a number of high profile financial services company failures in the second half of 2008.

The reduction in available-for-sale financial assets is a result of the decision to sell the majority of these assets, which were held for liquidity purposes, and increase deposits with the Bank of England, thereby improving the quality of the liquid asset portfolio.

WHOLESALE
(continued)

Asset Finance
	2009	2008	Change
	£m	£m	%

Net interest income	410	313	31
Other income	1,420	1,671	(15)
Total income	1,830	1,984	(8)
Operating expenses	(1,458)	(1,820)	20
Trading surplus	372	164
Impairment	(828)	(406)
Share of results of joint ventures and associates	(3)	(1)
Loss before tax and fair value unwind	(459)	(243)	(89)

Cost:income ratio	79.7%	91.7%
Impairment losses as a % of average advances	5.86%	2.53%

	As at 31 Dec 2009	As at 31 Dec 2008	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	11.6	13.4	(13)
Operating lease assets	3.4	3.9	(13)
Risk-weighted assets	13.8	14.7	(6)

Loss before tax and fair value unwind increased by £216 million to £459 million due to higher impairment losses, partially offset by a decrease in operating expenses.

Total income decreased by £154 million, or 8 per cent, to £1,830 million from lower business volumes on assets held under operating leases, lower insurance income in the Personal Finance business due to the move to a monthly premium product as well as reduced new business volumes.  This was offset in part by margin improvement across the consumer finance businesses.

Operating expenses decreased by £362 million, or 20 per cent, to £1,458 million, reflecting the impact of lower business volumes reducing depreciation charges on assets held under operating lease, year on year improvement in used car values and cost savings achieved from integration.

Impairment losses increased by £422 million to £828 million, reflecting increases in impairment in both the retail and non-retail consumer finance businesses.  In retail consumer finance, impairment increases reflected both the increase in the number of customers going into arrears and changes in the expected recovery rates on the defaulted second lien portfolio resulting from house price deflation, which has now stabilised.  The business has also seen a significant increase in the number of corporate failures within its non-retail books which have also caused an increase in the impairment charge.

WEALTH AND INTERNATIONAL

	2009	2008	Change
	£m	£m	%

Net interest income	1,217	1,314	(7)
Other income	1,128	1,191	(5)
Total Income	2,345	2,505	(6)
Operating expenses	(1,544)	(1,476)	(5)
Trading surplus	801	1,029	(22)
Impairment	(4,078)	(731)
Share of results of joint ventures and associates	(21)	(21)
Profit (loss) before tax and fair value unwind	(3,298)	277
Fair value unwind	942	-
Profit (loss) before tax	(2,356)	277

Wealth	198	369
International	(3,496)	(92)
Profit (loss) before tax and fair value unwind	(3,298)	277

Banking net interest margin	1.71%	2.06%
Cost:income ratio	65.8%	58.9%
Impairment losses as a % of average advances	6.04%	1.05%
Number of employees (full-time equivalent)	10,503	10,805

	As at 31 Dec 2009	As at 31 Dec 2008	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	63.5	64.6	(2)
Customer deposits	29.0	34.1	(15)
Risk-weighted assets	63.2	61.2	3

WEALTH AND INTERNATIONAL
(continued)

Key highlights
·
Loss before tax and fair value unwind amounted to £3,298 million, compared to a profit of £277 million in 2008
due to higher levels of impairment.
·
Total income has decreased by 6 per cent to £2,345 million,
reflecting lower net interest margins, and the impact of lower global stock markets particularly in the first half of the year, partly offset by favourable foreign exchange movements.
·
Net interest income has decreased by 7 per cent to £1,217 million, the banking net interest margin decline of 35 basis points reflects higher wholesale funding costs and lower deposit margins in the low base rate environment, partly offset by the impact of strong portfolio management in International, leading to an underlying gross asset reduction of 7 per cent, and higher asset pricing leading to higher margins.
·
Targeted cost management has delivered benefits,
excluding the impact of foreign exchange movements and additional costs associated with transitional services in the Australian business, underlying costs were slightly lower than 2008 due to cost savings achieved from integration partly offset by investments into higher growth areas and business support functions.
·
Impairment losses amounted to £4,078 million,
compared to £731 million in 2008, reflecting the significant deterioration in the credit risk environment in Ireland and Australia.  The impairment charge for Wealth and International is expected to have peaked in 2009, although the economic conditions in Ireland continue to be monitored closely.
·
Good progress was made in integrating the Lloyds TSB and HBOS Wealth and international businesses,

Wealth and International's integration synergies for 2009 were ahead of expectations.
·
Loans and advances to customers have decreased by 2 per cent to £63.5 billion, primarily due to net repayments and increased impairment provisions in the International businesses offset by the transfer of a £7 billion European loan portfolio from Wholesale division.
·
Customer deposits have decreased by 15 per cent to £29.0 billion, primarily due to outflows in Ireland reflecting aggressive pricing from competitors who have also benefited from the Irish Government deposit guarantee.

Business overview
Wealth and International is a new division formed in 2009 to give increased focus and momentum to the private banking and asset management businesses and to closely co-ordinate the management of the Group's international businesses.

The Wealth business comprises private banking, wealth and asset management business in the UK and overseas.  The key operations are UK and International Private Banking, which operate under the Lloyds TSB and Bank of Scotland brands, the Channel Islands and Isle of Man offshore businesses, the expatriates business and the Asset Management business which, following the completion of the sale of Insight Investment, is now consolidated within Scottish Widows Investment Partnership.  In addition the Group holds a 60 per cent stake in St James's Place plc and a 55 per cent stake in Invista Real Estate, respectively the UK's largest independent listed wealth manager and real estate fund management group.

WEALTH AND INTERNATIONAL
(continued
)

The International business comprises the Group's other international banking businesses outside the UK, with the exception of corporate business in North America which is managed through the Group's Wholesale division.  These largely comprise corporate, commercial and asset finance businesses in Australia, Ireland and Continental Europe and retail businesses in Ireland, Germany and the Netherlands.

Strategic vision
Wealth represents a key growth opportunity for the Group and, through deepening the relationships with existing Group clients alongside targeted external customer acquisition, Wealth's goal is to be recognised as the trusted adviser to expatriate and private banking clients both in the UK and selected international markets.  Wealth's initial focus in the UK will be to increase the penetration of its offering into the Group's existing customer base by referring wealthier customers to its private banking businesses where their wider financial needs can be more effectively met.  Outside the UK Wealth will be building on the strengths of its brand portfolio and existing expatriate, offshore and international private banking propositions.

Wealth also represents an opportunity to diversify income growth to less capital intensive businesses and, following an initial outflow of price sensitive deposits in 2009, contribute valuable relationship based customer deposits to improve the Group's funding profile.

In the International businesses, the priority is to maximise value in the short to medium term.  International's immediate focus is close management of the lending portfolio, particularly in the Irish business, embedding the Group's risk management policies and procedures and repricing assets where appropriate.  At the same time International will be delivering operational efficiencies, reshaping the business models and rightsizing the balance sheet to reflect the ongoing environment.

Progress against strategic initiatives
Deep and enduring customer relationships
In Wealth, the focus has been on driving additional income growth from the Group's affluent and high net worth client base through more effective use of the opportunities afforded by the Retail and Wholesale franchises to cross sell Wealth products to these customers.  The total number of Wealth relationship clients increased by 8 per cent to approximately 300,000 at the end of 2009, including a 13 per cent increase within UK Wealth.  Net new inflows of funds under management in the year were £7 billion.

Maximising value in the short to medium term
In International, the focus is on managing the impaired asset portfolio with redeployment of resource from front line activity and the wider Group to manage arrears and collections.  The business is responding to the challenging environment through strong portfolio management and repricing assets as opportunities arise.

Integration
Wealth and International is making good progress with the integration of its Wealth operations, including private banking and in particular its asset management businesses.  The internal funds management business of Insight Investment has now been transferred to Scottish Widows Investment Partnership pushing it into the top five largest UK active asset managers, with funds under management of £142 billion.  Wealth and International is on track to deliver its annualised cost savings target by 2011.

WEALTH AND INTERNATIONAL
(continued
)

On 9 February 2010 the Group announced its intention to reshape the Irish business to reflect the continuing difficult economic environment and secure a viable future.  The Group intends to close both the Halifax retail business in the Republic of Ireland and the Bank of Scotland (Ireland) intermediary business and refocus the Irish business on its established strengths and long standing ICC Bank heritage of corporate and commercial banking.  The resulting closure of 44 Halifax retail branches and the majority of the associated job losses are planned to take place by the end of July 2010.

Financial performance by business unit

Wealth	2009	2008	Change
	£m	£m	%

Net interest income	383	445	(14)
Other income	1,003	1,096	(8)
Total Income	1,386	1,541	(10)
Operating expenses	(1,119)	(1,130)	1
Trading surplus	267	411	(35)
Impairment	(71)	(23)
Share of results of joint ventures and associates	2	(19)
Profit before tax and fair value unwind	198	369	(46)

Cost:income ratio	80.7%	73.3%
Impairment losses as a % of average advances	0.70%	0.22%

	As at 31 Dec 2009	As at 31 Dec 2008	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	9.2	10.4	(12)
Customer deposits	23.2	26.7	(13)
Risk-weighted assets	10.0	11.6	(14)

Profit before tax and fair value unwind decreased by 46 per cent to £198 million primarily due to lower income.

Total income decreased by £155 million, or 10 per cent, to £1,386 million.  Net interest income decreased by £62 million, or 14 per cent, to £383 million reflecting margin compression driven by reducing base rates and a very competitive deposit market which led to an outflow in deposits of £3.5 billion.  Other income decreased by £93 million, or 8 per cent, to £1,003 million driven by falls in global stock markets particularly in the first half of 2009, impacting sales volumes and fee income across all Wealth businesses.

Operating expenses decreased by £11 million to £1,119 million driven by cost savings from integration, particularly in the Asset Management business, offset by investments to increase distribution capacity in Private Banking to support future growth plans and the negative impact of foreign exchange movements, principally arising from the stronger Euro.

WEALTH AND INTERNATIONAL
(continued
)

Impairment losses have increased by £48 million to £71 million, reflecting the impact of the economic environment on the UK Private Banking and Expatriate lending portfolios.

The Wealth results include total income of £66 million and operating expenses of approximately £65 million relating to the external fund management business of Insight Investment which was sold in November 2009.  No material gain or loss arose on the disposal.

	Funds under management	2009	2008
		£bn	£bn

	SWIP and Insight:
	Internal	111.7	95.0
	External	30.0	107.2
		141.7	202.2
	Other Wealth:
	St James's Place	21.4	16.3
	Invista	5.4	6.3
	Other (including Private Banking)	15.6	20.1
	Closing funds under management	184.1	244.9

	Opening funds under management	244.9	253.0
	Inflows:
SWIP and Insight	- internal	7.1	8.4
	- external	33.1	31.3
	Other	4.1	5.5
		44.3	45.2
	Outflows:
SWIP and Insight	- internal	(6.8)	(11.9)
	- external	(26.4)	(15.9)
	Other	(4.0)	(3.2)
		(37.2)	(31.0)
	Investment return, expenses and commission	16.4	(22.3)
	Net operating increase (decrease) in funds(1)	23.5	(8.1)
	Sale of Insight	(84.3)	-
	Closing funds under management	184.1	244.9

(1)
The movement in funds under management includes movements in respect of Insight's external fund management business up to disposal on 2 November 2009.  All Funds which will continue to be managed by SWIP post-transition are included within closing funds under management.

Excluding the impact of the sale of Insight Investment's external fund management business, funds under management are £23.5 billion higher than December 2008 due to strong inflows and a broad recovery in equity values in the second half of 2009.

WEALTH AND INTERNATIONAL
(continued
)

International	2009	2008	Change
	£m	£m	%

Net interest income	834	869	(4)
Other income	125	95	32
Total Income	959	964	(1)
Operating expenses	(425)	(346)	(23)
Trading surplus	534	618	(14)
Impairment	(4,007)	(708)
Share of results of joint ventures and associates	(23)	(2)
Loss before tax and fair value unwind	(3,496)	(92)

Cost:income ratio	44.3%	35.9%
Impairment losses as a % of average advances	6.99%	1.18%

	As at 31 Dec 2009	As at 31 Dec 2008	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers	54.3	54.2	-
Customer deposits	5.8	7.4	(22)
Risk-weighted assets	53.2	49.6	7

Loss before tax and fair value unwind increased by £3,404 million to £3,496 million due to an increase in impairment losses, reflecting the significant deterioration in the credit risk environment, particularly in relation to commercial real estate lending in Ireland and Australia, and concentrations in sectors most impacted by the downturn in Australia such as printing, media and transport.

Excluding favourable foreign exchange movements of approximately £120 million, total income fell by 13 per cent to £959 million reflecting higher wholesale funding costs, the impact on net interest income of the increase in impaired assets and a very competitive deposit market, partly offset by improved customer lending margins.

Excluding adverse foreign exchange movements of approximately £40 million, operating expenses increased by 10 per cent to £425 million driven by additional costs associated with the transitional services following the disposal by HBOS of BankWest and St.  Andrews Australia in December 2008, the development of International's deposit taking operation in Germany and increased risk management resources to manage impaired asset portfolios in Ireland and Australia.

WEALTH AND INTERNATIONAL
(continued
)

Impairment losses and loans and advances to customers are summarised by key geography in the following table.
	Impairment losses		Loans and advances

	2009	2008	As at 31 Dec 2009	As at 31 Dec 2008
	£m	£m	£bn	£bn

Ireland	2,949	526	24.9	29.6
Australia	849	164	13.0	12.3
Wholesale Europe	129	9	8.6	3.5
Latin America/Middle East	69	2	0.6	1.0
Netherlands	11	7	7.2	7.8
	4,007	708	54.3	54.2

Impairment losses have increased by £3,299 million to £4,007 million.  Of the total impairment losses £2,949 million arose in Ireland which experienced a significant deterioration in asset values driven by the collapse in liquidity and severe decline in the property sector which saw commercial real estate values fall by over 50 per cent and house prices by over 25 per cent from their peak.  A further £849 million of the total impairment losses arose in Australia driven by concentrations in property and in other sectors such as media, printing and transport which have been hardest hit by the downturn.  Business Support Units have been established in both Ireland and Australia, supplemented by a divisional sanctioning process, to provide independent divisional oversight and control of the portfolios.

Loans and advances to customers include the transfer of a £7 billion European loan portfolio from Wholesale division in the second half year.  The impact of this is offset by net repayments across all businesses and higher impairment provisions.

Customer deposits fell by 22 per cent to £5.8 billion, principally in Ireland reflecting aggressive pricing from competitors who have also benefited from the Irish Government deposit guarantee.  This was partly offset by a strong performance in Bank of Scotland Germany, which raised over €1 billion of deposits since its launch in January 2009.

INSURANCE

		2009	2008	Change
		£m	£m	%

	Net interest income	(287)	(345)	17
	Other income	2,944	3,493	(16)
	Total income	2,657	3,148	(16)
	Insurance claims	(637)	(481)	(32)
	Total income, net of insurance claims	2,020	2,667	(24)
	Operating expenses	(974)	(1,129)	14
	Share of results of joint ventures and associates	(22)	2
	Profit before tax and fair value unwind	1,024	1,540	(34)
	Fair value unwind	(49)	-

Profit before tax

		975	1,540	(37)

	Profit before tax and fair value unwind by business unit
Life, Pensions and Investments	- UK business	617	826	(25)
	- European business	75	149	(50)
	General Insurance	367	537	(32)
	Other(1)	(35)	28

Profit before tax and fair value unwind

		1,024	1,540	(34)

EEV new business margin

		2.5%	3.1%

Number of employees (full-time equivalent)

		10,569	11,625

(1)
Includes certain divisional costs and income not allocated to business units, as well as the division's share of results of joint ventures and associates.

INSURANCE
(continued)

Key highlights
·
Profit before tax and fair value unwind amounted to £1,024 million, a decrease of £516 million on 2008, resulting from a reduction in income and an increase in claims, due to factors including demanding market conditions, partly offset by a decrease in operating expenses.
·
Total income net of insurance claims has decreased by £647 million to £2,020 million, due to the non-recurrence of £334 million of HBOS legacy one-off benefits, a £156 million increase in insurance claims and the impact of challenging economic conditions driving lower sales and returns, partially offset by significantly lower charges for policyholder lapses.
·
Life, Pensions and Investments UK sales of £12,973 million (PVNBP) reduced by 26 per cent
.  In addition to the general contraction in the market, sales were significantly impacted as the intermediary sales forces were integrated and a number of HBOS legacy products with poor returns were withdrawn.  These factors led to sales through the intermediary channel reducing by 35 per cent.  Bancassurance sales, excluding payment protection, were resilient given the challenging market conditions with a reduction of 11 per cent from 2008.  Sales of OEIC products delivered strong growth of 12 per cent.
·
Life, Pensions and Investments EEV new business margin for the year was 2.5 per cent.  The margin for the second half of 2009 increased to 2.6 per cent from 2.4 per cent in the first half, reflecting strong cost control and increased focus on the profitability of the combined product range.
·
Life, Pensions and Investments Europe profits have decreased by
50 per cent to £75 million
, due to lower new business levels arising from the significant downturn in the German market and lower expected return.
·
General Insurance profits have decreased by
32 per cent to £367 million,
due to a £156 million increase in claims, primarily unemployment related, lower investment returns and the market wide move to monthly premium payment protection business.
·
Strong cost management delivering benefits.
Operating expenses have decreased by £155 million to £974 million mainly due to continued focus on cost management and delivering integration synergies.  Underlying operating expenses reduced by 8 per cent allowing for certain reclassifications and non-recurring items.
·
Good progress was made in integrating the legacy Lloyds TSB and HBOS Insurance businesses.
Insurance
division integration synergies of £55 million for 2009 were ahead of expectations.
·
Increase
in funds under management to £122 billion,
primarily as a result of improved investment markets during 2009.
·
The capital position of the two life insurance groups within the Division remains robust with increases in Insurance Group Directive (IGD) capital surpluses.
·
On 11 February 2010 the Division disposed of its joint venture investment in esure.

Business overview
The Insurance division consists of three business units:

Life, Pensions and Investments UK
The UK Life, Pensions and Investments business is the leading bancassurance provider in the UK and has one of the largest intermediary sales forces in the industry.  The business includes Scottish Widows which, for a number of years, has been a subsidiary of the Lloyds TSB Group and the provider of long-term savings and investment products distributed through all channels of that group.  Following the acquisition of HBOS, the Life, Pensions and Investments business also includes business written through the intermediary and bancassurance channels under the Clerical Medical and Halifax brands respectively.

INSURANCE
(continued)

Life, Pensions and Investments Europe
The European Life, Pensions and Investments business distributes products primarily in the German market under the Heidelberger Leben and Clerical Medical brands.  The business unit was included within the International division of the former HBOS group.

General Insurance
The combined General Insurance business is a leading distributor of home and payment protection insurance in the UK, with products sold through the branch network, direct channels and strategic corporate partners.  The business is one of the largest underwriters of personal insurance business in the UK and also has significant brokerage operations for personal and commercial insurances.  It operates primarily under the Lloyds TSB, Halifax and Bank of Scotland brands.

Strategic vision
The Insurance division's strategic vision is to be recognised as the best insurance business

by its customers, staff and shareholders
.  The Division has set itself four strategic objectives to achieve its vision of being the best Insurance business in the UK:
·
complete the integration of its market leading businesses,
·
continue to strengthen its leading brands and grow sales profitably in its targeted markets,
·
enhance the capital and operational efficiency of existing and future business, and
·
leverage Lloyds Banking Group strengths in distribution and asset management.

Progress against strategic initiatives

Integrating the businesses
The integration of the legacy Life, Pensions and Investments businesses and the legacy General Insurance businesses have progressed well with the 2009 synergy benefits of £55 million significantly exceeding initial expectations.  This has been achieved by aligning management structures, moving to a consistent operating model in each business, reducing the number of servicing sites in Life, Pensions and Investments and removing duplicated support functions across both legacies.  The full year impact of integration activities already completed and the benefit of planned synergies is expected to lead to further cost reductions in future.

Sustainable profitable growth
Delivering profitable new business growth remains a key area of focus for the Division.  The intermediary sales forces of Scottish Widows and Clerical Medical were combined under the Scottish Widows brand on 1 July 2009 and work is well progressed in developing an integrated bancassurance proposition, planned to be launched mid 2010.  The combined business will seek to build on the strengths inherent in each of the legacies and will use the financial return and capital disciplines employed by Scottish Widows.  During the year certain legacy HBOS products were withdrawn and replaced by higher returning Scottish Widows products.  This change in product offering, in keeping with the divisions strategic objectives, enhances the customer proposition, improves capital efficiency and increases shareholder return.

In General Insurance, growth in home insurance sales continued along with a resilient underwriting performance in 2009.  Despite adverse weather claims in the year, the underwriting performance of the home book remained strong with a claims ratio of 36 per cent.

INSURANCE
(continued)

Operational and capital efficiency
The Insurance division continues to focus on cost reduction, with underlying costs decreasing by 8 per cent after allowing for the allocation of Lloyds TSB Insurance (LTSBI) claims handling expenses to claims rather than expenses in 2009 and the non-recurrence of certain 2008 HBOS marketing costs.  Another major factor has been a reduction in staff numbers.  The synergy savings and additional operational efficiencies have been achieved without compromising the quality of customer service with customer satisfaction scores remaining robust across the businesses.

Improving capital efficiency remained a key priority throughout 2009.  At a product level, initiatives focused on improving return on capital for example by continuing to move away from products with initial commission and changes in product design which allow for capital to be recovered more quickly.  Capital efficiency was further enhanced through the repurchase of £0.6 billion of Clerical Medical's subordinated capital.  In 2009, dividends totalling £0.5 billion were paid by companies in the Insurance division to the Group and a number of hedging initiatives were completed with the aim of managing capital and profit volatility.

Leveraging distribution and asset management
For Life, Pensions and Investments work is well progressed in developing an integrated bancassurance proposition, planned to be launched mid 2010.  In conjunction with Scottish Widows Investment Partnership, during 2009 Life, Pensions and Investments UK also made good progress in further developing its OEIC proposition, leading to strong sales of its new capital protected fund OEIC.

In General Insurance, Home insurance total gross written premiums through the bancassurance network increased by 5 per cent.  Home retention rates for both brands in the retail business improved in the second half of the year as a result of a combination of an improving market and a customer loyalty programme.

INSURANCE
(continued)

Life, Pensions and Investments

UK business
		2009	2008	Change
		£m	£m	%

	Net interest income	(273)	(282)	3
	Other income	1,474	1,758	(16)
	Total income	1,201	1,476	(19)
	Operating expenses	(584)	(650)	10
	Profit before tax and fair value unwind	617	826	(25)

	Profit before tax analysis
New business profit	- insurance business(1)	328	465	(29)
	- investment business(1)	(196)	(247)	21
	Total new business profit	132	218	(39)
	Existing business profit	483	534	(10)
	Expected return on shareholders' net assets	2	74	(97)

Profit before tax

and fair value unwind

		617	826	(25)

	EEV new business margin (UK)	2.6%	3.0%

(1)
As required under IFRS, products are split between insurance and investment contracts depending on the level of insurance risk contained.  For insurance contracts, the new business profit includes the net present value of profits expected to emerge over the lifetime of the contract, including profits anticipated in periods after the year of sale; for investment contracts the figure reflects the profit in the year of sale only, after allowing for the deferral of initial income and expenses.  Consequently the recognition of profit for investment contracts is deferred relative to insurance contracts.

Profit before tax and fair value unwind decreased by £209 million.  New business profit was significantly impacted by the general contraction in the life, savings and investments market but the reduction also reflects the integration of the intermediary sales forces and the withdrawal of a number of legacy HBOS products with poor returns.  The EEV new business margin (UK) fell to 2.6 per cent in 2009 largely due to the transitional basis of commission payable on legacy HBOS products through the bancassurance channel.  However, the UK margin increased to 2.7 per cent in the second half of 2009 from 2.5 per cent in the first reflecting strong cost control and increased focus on the profitability of the combined product range.  The margin in respect of Scottish Widows products increased to 3.5 per cent in 2009 from 3.2 per cent in 2008.

Existing business profit has reduced by 10 per cent.  The figure includes a reduction in expected return, reflecting lower asset values resulting from adverse investment markets in 2008, a lower assumed rate of return and the non-recurrence of one-off benefits in HBOS of £211 million relating to a move to a more market consistent basis of embedded value and enhancements to the bond proposition.  Those impacts have been partly offset by a significant reduction in charges for policyholder lapses in 2009.  The customer loyalty programmes have proved to be increasingly successful during 2009 but given the potential volatility of behaviour caused by turbulent markets an appropriately prudent approach has been taken in the assessment of future trends.

Expected returns on shareholders net assets were impacted both by a lower assumed rate of return and reduced asset values as a result of severe market falls in 2008.

INSURANCE
(continued)

The capital positions of the UK life insurance companies within the Insurance division remain robust.  As at 31 December 2009, the estimated Insurance Groups Directive (IGD) capital surplus for the Scottish Widows Insurance group was £1.3 billion, with additional surplus within the Long Term fund of an estimated £1.1 billion, and the estimated IGD capital surplus for the HBOS Insurance group was £1.6 billion.  The IGD capital surpluses include £0.5 billion and £0.1 billion respectively of assets in the Long Term Fund, as allowed by the FSA in December 2009, not previously recognised in the calculation of IGD capital.

European business
Profit before tax decreased by 50 per cent to £75 million.  New business profits reduced by £32 million driven by lower sales, reflecting economic and market conditions.  Existing business profits decreased, primarily due to lower expected returns.  In 2008, as a result of moving to a more market consistent basis of embedded value in HBOS, a one-off benefit of £123 million arose.  The impact of this was largely offset by a significant reduction in charges for policyholder lapses in 2009.

New business
An analysis of the present value of new business premiums for business written by the Insurance division, split between the UK and European Life, Pensions and Investments Businesses is given below:

	UK	Europe	2009 Total	UK	Europe	2008 Total	Change
	£m	£m	£m	£m	£m	£m	%

Protection	519	49	568	492	51	543	5
Payment protection	153	-	153	679	-	679	(77)
Savings and investments	2,689	312	3,001	4,149	372	4,521	(34)
Individual pensions	2,275	185	2,460	4,216	306	4,522	(46)
Corporate and other pensions	2,600	-	2,600	2,940	-	2,940	(12)
Retirement income	887	-	887	1,451	-	1,451	(39)
Managed fund business	146	-	146	216	-	216	(32)
Life and pensions	9,269	546	9,815	14,143	729	14,872	(34)
OEICs	3,704	-	3,704	3,303	-	3,303	12
Total	12,973	546	13,519	17,446	729	18,175	(26)

Analysis by channel
Bancassurance ex payment protection	6,844	-	6,844	7,677	-	7,677	(11)
Payment protection	153	-	153	679	-	679	(77)
Bancassurance	6,997	-	6,997	8,356	-	8,356	(16)
Intermediary	5,639	546	6,185	8,704	729	9,433	(34)
Direct	337	-	337	386	-	386	(13)
Total	12,973	546	13,519	17,446	729	18,175	(26)

INSURANCE
(continued)

The present value of new business premiums reduced by 26 per cent, reflecting both a general contraction in the UK and European markets as well as the re-positioning of the UK intermediary product range.  Sales through the intermediary channel were significantly impacted as the UK intermediary sales forces were integrated and a number of legacy HBOS products with poor returns were withdrawn.  As a result, sales in the intermediary channel reduced by 34 per cent.  Sales through the bancassurance channel, excluding payment protection, continued to perform relatively robustly with a reduction of 11 per cent.  This includes Scottish Widows sales through the bancassurance network which showed good growth of 18 per cent.  Sales of OEIC products were strong with an increase of 12 per cent in 2009.

	2009	2008	Change
General Insurance	£m	£m	%

Home insurance
Underwriting income (net of reinsurance)	897	885	1
Commission receivable	71	50	42
Commission payable	(94)	(70)	(34)
	874	865	1

Payment protection insurance
Underwriting income (net of reinsurance)	731	860	(15)
Commission receivable	13	428	(97)
Commission payable	(395)	(923)	57
	349	365	(4)
Other
Underwriting income (net of reinsurance)	8	20	(60)
Commission receivable	69	71	(3)
Commission payable	(28)	(36)	22
Other (including investment income)	(6)	93
	43	148	(71)
Net operating income	1,266	1,378	(8)
Claims paid on insurance contracts (net of reinsurance)	(637)	(481)	(32)
Operating income, net of claims	629	897	(30)
Operating expenses	(262)	(360)	27
Profit before tax	367	537	(32)

Claims ratio	35%	25%
Combined ratio	83%	76%

Profit before tax and fair value unwind from General Insurance decreased by £170 million to £367 million.

Claims were £156 million higher than 2008, primarily due to higher payment protection insurance claims related to unemployment.  This also reflects the reclassification of LTSBI Claims Handling expenses into claims paid in 2009.  Whilst property claims were impacted by flooding and freeze claims in the final quarter of the year, benefits from ongoing investments in claims processes continue to be realised.

INSURANCE
(continued)

Against the background of a particularly competitive market in which the general insurance business has a leading position, home insurance income generated modest growth of 1 per cent to £874 million.  Payment protection insurance income decreased by £16 million, or 4 per cent, to £349 million as a result of the market wide move to monthly premiums on payment protection, partly offset by lower distribution commission payable to the Retail division.

Other income has reduced, primarily reflecting lower interest rates and the allocation of certain charges.

Operating expenses decreased by £98 million, or 27 per cent, to £262 million.  Adjusting for the reclassification of claims handling expenses into claims paid and non-recurring marketing spend in 2008, costs improved by 10 per cent year on year, reflecting continued focus on cost management and cost savings achieved through the integration.

GROUP OPERATIONS

	2009	2008(1)	Change
	£m	£m	%

Net interest income	(69)	(59)	(17)
Other income	20	35	(43)
Total Income	(49)	(24)

Direct costs:
Information technology	(1,265)	(1,347)	6
Operations	(555)	(542)	(2)
Property	(979)	(1,019)	4
Procurement	(166)	(159)	(4)
Support functions	(101)	(89)	(13)
	(3,066)	(3,156)	3
Result before recharges to divisions	(3,115)	(3,180)	2
Total net recharges to divisions	2,941	3,100	(5)
Share of results of joint ventures and associates	3	4	(25)
Loss before tax and fair value unwind	(171)	(76)
Fair value unwind	22	-
Loss before tax	(149)	(76)	(96)

(1)
  2008 comparative figures have been amended to reflect the impact of centralising operations across the Group as part of the integration programme.  To ensure a fair comparison of 2009 performance, 2008 direct costs have been increased with an equivalent offsetting increase in recharges to divisions.

Financial performance
Group Operations' direct costs decreased by 3 per cent or £90 million in the year to £3,066 million due the impact of integration synergies (note 3 on page 59) and a continued focus on cost management.

Analysed by business function, IT costs decreased by £82 million, or 6 per cent, to £1,265 million, driven by the early realisation of synergy savings due to the consolidation of IT operations across the Group in addition to lower investment spend as project activity was rationalised and replaced by integration activity.  Within Operations, costs were broadly flat, increasing by only £13 million to £555 million.  Activity during 2009 has focused on centralising and then rationalising the Group's operational activities.  A great deal of centralisation activity occurred in the second half of the year which resulted in increased spend within the division compared to the first half of the year but in doing so significant efficiencies have been realised which will become evident in the 2010 run-rate.  In addition increased recruitment in the Collections and Recoveries business meant that the Group was able to offer pro-active assistance to customers in financial difficulty thereby helping to minimise the impact of impairment losses on the Retail, Wholesale and Wealth and International divisions.

GROUP OPERATIONS
(continued)

Property costs have decreased by £40 million, or 4 per cent, to £979 million primarily due to the realisation of synergy savings as a result of the integration and the consolidation of premises (which has been achieved at a faster rate than originally anticipated).  Procurement costs have increased by £7 million, or 4 per cent, to £166 million due to an £11 million charge in respect of joint ventures.

Group Operations' support function costs have increased by £12 million, or 13 per cent, to £101 million, primarily driven by costs of £15 million relating to investments to further improve payments filtering and ensuring that the demands of increased regulation are met.  Underlying support function costs have remained flat compared to 2008.

CENTRAL ITEMS

	2009	2008
	£m	£m

Net interest income	(815)	(213)
Other income	1,780	(223)
Total income	965	(436)
Operating expenses	(294)	(21)
Trading surplus (deficit)	671	(457)
Impairment	-	(60)
Share of results of joint ventures and associates	(1)	-
Profit (loss) before tax and fair value unwind	670	(517)
Fair value unwind	(2,119)	-
Loss before tax	(1,449)	(517)

Central items includes certain income and expenditure not recharged to the divisions including the costs of certain central and head office functions and hedge ineffectiveness.

Central items profit before tax and fair value unwind amounted to £670 million, compared to a loss of £517 million in 2008.
Total income increased by £1,401 million to £965 million primarily as a result of gains arising when the Group exchanged certain existing subordinated debt securities for new securities.  These exchanges resulted in a gain on extinguishment of the existing liability of £1,498 million (of which £1,468 million is reflected in Central items), being the difference between the carrying amount of the security extinguished and the fair value of the new security together with related fees and costs (note 4, page 109).

Operating expenses increased by £273 million to £294 million due to higher professional fees and other costs associated with a number of group wide projects including GAPS and an increase in the amounts of pension costs held centrally.

ADDITIONAL INFORMATION ON A COMBINED BUSINESSES BASIS

		Page
1	Basis of preparation of combined businesses information	55
2	Banking net interest margin	58
3	Integration costs and benefits	59
4	Impairment charge	62
5	Loans and advances to customers	62
6	Credit market e xposures	63
7	Volatility	66
8	Life, Pensions and Investments funds under management	68
9	Number of employees	68

1.
Basis of preparation of combined businesses information

Following the acquisition of HBOS plc on 16 January 2009, comparisons of results on a statutory basis are of limited benefit as the 2009 statutory results include the results of HBOS from 16 January 2009, together with the effects of the unwind of fair value adjustments made to the HBOS balance sheet on acquisition, and the 2008 statutory results do not include any results of HBOS.  In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

·
In order to reflect the impact of the acquisition, the following adjustments have been made:
-   the 2008 results include the results of HBOS as if it had been acquired on 1 January 2008;
-   the 2009 results assume HBOS had been owned throughout the year;
-   the unwind of acquisition-related fair value adjustments are shown as one line in the 2009 combined businesses income statement and have not been back-dated to 2008; and
-   the gain on acquisition of HBOS and amortisation of purchased intangible assets have been excluded.

·
In order to present better the underlying business performance the following items, not related to the acquisition, have also been excluded:
-   the results of BankWest and St.  Andrews, sold in December 2008, and the related loss on disposal;
-   insurance and policyholder interests volatility;
-   integration costs;
-   goodwill impairment; and
-   GAPS fee.

Comparisons with the 31 December 2009 statutory balance sheet are made with the combined businesses balance sheet as at 31 December 2008, which aggregates the Lloyds TSB Group and the HBOS Group balance sheets as at 31 December 2008, adjusted for the subsequent recapitalisation in January 2009 and reflects the fair value adjustments applied to the HBOS balance sheet as at 16 January 2009.

1.
Basis of preparation of combined businesses information
(continued)

The tables below set out a reconciliation from the published statutory results to the combined businesses results:

		Removal of:
2009	Lloyds Banking Group statutory	Pre- acquisition results of HBOS	GAPS fee and acquisition related items(1)	Volatility	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	9,026	243	-	11	1,280	2,166	12,726
Other income	36,271	(1,123)	-	(479)	(21,659)	(1,135)	11,875
Total income	45,297	(880)	-	(468)	(20,379)	1,031	24,601
Insurance claims	(22,019)	1,349	-	-	20,318	(285)	(637)
Total income, net of insurance claims	23,278	469	-	(468)	(61)	746	23,964
Operating expenses	(15,984)	(293)	4,589	-	61	18	(11,609)
Trading surplus (deficit)	7,294	176	4,589	(468)	-	764	12,355
Impairment	(16,673)	(456)	-	-	-	(6,859)	(23,988)
Share of results of joint ventures and associates	(752)	-	-	(10)	-	(5)	(767)
Gain on acquisition	11,173	-	(11,173)	-	-	-	-
Fair value unwind		-	-	-	-	6,100	6,100
Profit (loss) before tax	1,042	(280)	(6,584)	(478)	-	-	(6,300)

(1)
  Includes the GAPS fee, gain on acquisition, integration costs, amortisation of purchased intangibles and goodwill impairment.

				Removal of:
2008	Lloyds TSB statutory(1)	HBOS statutory	Reclass- ifications	BankWest and St.Andrews	Volatility	Amort- isation of purchased intangibles and goodwill impairment	Insurance gross up	Combined businesses
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	7,718	8,171	1,906	(524)	(9)	-	(2,359)	14,903
Other income	(709)	(4,559)	(234)	(148)	2,358	-	10,225	6,933
Total income	7,009	3,612	1,672	(672)	2,349	-	7,866	21,836
Insurance claims	2,859	6,192	(1,570)	-	-	-	(7,962)	(481)
Total income, net of insurance claims	9,868	9,804	102	(672)	2,349	-	(96)	21,355
Operating expenses	(6,100)	(6,880)	-	400	-	258	86	(12,236)
Trading surplus	3,768	2,924	102	(272)	2,349	258	(10)	9,119
Impairment	(3,012)	(12,050)	-	182	-	-	-	(14,880)
Share of results of joint ventures and associates	4	(956)	-	-	-	-	-	(952)
Non-operating income	-	(743)	(102)	845	-	-	-	-
Profit (loss) before tax	760	(10,825)	-	755	2,349	258	(10)	(6,713)

(1)

Restated for the impact of IFRS 2 (Revised)

1.
Basis of preparation of combined businesses information
(continued)

As at 31 December 2008	Lloyds TSB statutory	HBOS	Reclass- ifications	Lloyds TSB and HBOS share issues	Fair value adjustments	Consolid-ation adjustments	Combined businesses
Assets	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	5,008	2,502	-	-	-	-	7,510
Derivative, trading and other financial assets at fair value through profit or loss	73,948	74,381	67,120	-	(808)	(1,112)	213,529
Loans and receivables:
Loans and advances to customers	240,344	435,223	15,198	-	(13,512)	(7)	677,246
Loans and advances to banks	38,733	17,645	(849)	16,770	43	(8,823)	63,519
Debt securities	4,416	-	39,053	-	(1,411)	-	42,058
	283,493	452,868	53,402	16,770	(14,880)	(8,830)	782,823
Available-for-sale financial assets	55,707	-	28,048	-	-	(7,614)	76,141
Investment securities	-	133,372	(133,372)	-	-	-	-
Investment property	2,631	3,045	-	-	-	-	5,676
Goodwill and other intangibles	4,346	5,367	(300)	-	5,211	(1,556)	13,068
Tangible fixed assets	2,965	5,400	300	-	(14)	-	8,651
Other assets	7,935	12,982	-	-	(1,484)	(113)	19,320
Total assets	436,033	689,917	15,198	16,770	(11,975)	(19,225)	1,126,718

Liabilities

Deposits from banks	66,514	97,150	-	-	109	(8,699)	155,074
Customer deposits	170,938	222,251	15,198	-	835	(60)	409,162
Derivative financial liabilities, trading and other financial liabilities at fair value through profit or loss	33,646	57,756	-	-	-	(637)	90,765
Debt securities in issue	75,710	188,448	-	-	(6,247)	(8,246)	249,665
Insurance liabilities	34,062	31,263	6,161	-	282	-	71,768
Liabilities arising from non-participating investment contracts	14,243	39,482	(10,425)	-	13	-	43,313
Other liabilities	12,194	9,797	4,264	-	152	(27)	26,380
Retirement benefit obligations	1,771	152	-	-	832	-	2,755
Subordinated liabilities	17,256	30,119	-	4,000	(9,192)	-	42,183

Total liabilities	426,334	676,418	15,198	4,000	(13,216)	(17,669)	1,091,065

Net assets	9,699	13,499	-	12,770	1,241	(1,556)	35,653

2.       Banking net interest margin
	2009	2008
	£m	£m

Banking net interest margin
Banking net interest income	11,953	13,183

Average interest-earning assets, excluding reverse repos	674,246	655,989

Banking net interest margin	1.77%	2.01%

Banking net interest income
The Group's net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders' funds held in the Group's insurance businesses.  In addition, the Group's net interest income is significantly affected by the accounting treatment of a number of products predominately in Wholesale division where either the funding costs or the related revenues are recognised within other income.  In order to enhance comparability in the Group's banking net interest margin, these items have been excluded in determining net interest income and average interest earning assets.

A reconciliation of banking net interest income to Group net interest income follows:

	2009	2008
	£m	£m

Banking net interest income - combined businesses	11,953	13,183
Wholesale - Treasury and Trading and other products	823	1,729
Insurance division	(287)	(345)
Other non-product income	237	336
Group net interest income - combined businesses	12,726	14,903

Fair value unwind	(2,166)	-
Insurance gross up	(1,280)	2,359
Volatility	(11)	9
Pre-acquisition results of HBOS plc	(243)	(8,171)
Results of BankWest and St. Andrews	-	524
Reclassifications	-	(1,906)
Group net interest income - statutory	9,026	7,718

3.

Integration costs and benefits

Annualised cost savings from synergies and other operating efficiencies of £2 billion are now targeted by the end of 2011, an increase from the previously forecast cost savings in excess of £1.5 billion.  The increase arises in the main from further efficiency gains leading to role reductions and, to a lesser extent, property and procurement benefits which are now more certain following the application of the Lloyds TSB approach to HBOS.

Total cost reductions from synergies of £534 million are ahead of the target of £450 million.  They are analysed by division in the table below and included in the Group's combined businesses basis loss before tax for the year to 31 December 2009.  These benefits relate primarily to reductions in staff numbers and procurement savings.

One-off integration costs of £1,096 million were incurred in the year which have been excluded from the combined businesses basis loss before tax.  The integration costs relate to severance, IT and business costs of implementation.  The severance provisions are for over 15,000 role reductions announced in the year, of which more than 11,500 relate to 2009, the balance being delivered in 2010.  The overwhelming majority of role reductions in 2009 were achieved through re-deployment, natural turnover and voluntary redundancy.

The Group's policy is to use natural turnover and to redeploy people wherever possible to retain their expertise and knowledge within the Group.  Where it is necessary for colleagues to leave the company, this is achieved by offering voluntary severance and by making less use of contractors and agency colleagues.  Compulsory redundancies are a last resort.

Savings realised year to 31 Dec 2009

By division	£m

Retail	124
Wholesale	86
Wealth and International	28
Insurance	55
Group Operations	221
Central items	20
Total	534

By expenditure type
People	263
Procurement(1)	126
IT	57
Property	11
Other	77
Total	534

(1)
Procurement benefits totalling £174 million were achieved, split £126 million against the ongoing cost base and £48 million within the £1,096 million Integration costs.

3.       Integration costs and benefits
(continued)

Over the last year, the Group has mobilised its integration programme, building systems integration plans whilst delivering financial benefits and making good progress towards creating a truly integrated organisation.

For example, the Group has published proposals to harmonise employee terms and conditions across the Group, launched a single Group Intranet to improve communication and ease contact between colleagues and enhanced the IT infrastructure to allow colleagues full connectivity at the Group's buildings.  A single consistent framework of risk policies is in place, comprising 71 detailed risk policies applicable across the combined Group.

Savings to date have been driven largely from role reductions resulting from deployment of the new Group organisation design adopting the Lloyds TSB approach.  The overwhelming majority of role reductions in 2009 were achieved through re-deployment, natural turnover and voluntary redundancy.  Only a small proportion left via compulsory redundancy.  In addition the Group has ceased occupancy of 83 properties during 2009, well ahead of the start of year target of 50.

Procurement benefits in 2009 have also been significant at £174 million with approximately £1.5 billion of spend having gone through e-auctions and the Group has in parallel reviewed and consolidated key supplier contracts with over 90 per cent of spend now being through its top 1,000 suppliers.

The Group has progressed well through the IT design and is now focused on building and delivering an integrated technical infrastructure.  Preparations for system integration and data migration are in full flight with the scale up of IT equipment to handle increased volumes.  Detailed plans are in place, along with testing requirements that are fully commensurate with an integration of this scale.

In the circular to shareholders regarding the acquisition of HBOS, it was stated that annual cost savings of £1.5 billion (run-rate) were expected to be achieved by the end of 2011 at a cost of approximately 140 per cent.  The Group is now expecting £2 billion of savings at an implementation cost to synergy ratio of around 155 per cent.  The increase in the ratio of implementation costs to annualised cost savings has been driven principally by a recognition of the relative complexity of the HBOS systems and processes.

The synergies achieved in the year of £534 million include a number of one-off savings, which have been excluded from the sustainable run-rate benefits.  There has also been an increase in the rate of savings in the year resulting in a sustainable run-rate benefit of £766 million.  The target run-rate of £750 million announced in November 2009 has therefore been surpassed, a key factor in determining the increase to the overall run-rate target to £2 billion.

With the programme now well underway and ahead of its financial targets, the Group is confident of delivering the new target, which is analysed below by division.

3.       Integration costs and benefits
(continued)

	2009	2011
	Synergy run-rate £m	Current view of synergy targets £m	Allocation of Group Operations target to divisions £m	Current view by market facing division £m

Retail	157	378	489	867
Wholesale	157	282	250	532
Wealth and International	115	213	29	242
Insurance	99	162	77	239
Group Operations	209	907	(907)	-
Central items	29	58	62	120
Total	766	2,000	-	2,000

4.          Impairment charge
	2009	2008
	£m	£m
Retail:

Secured
	789	1,295
Unsecured
	3,432	2,400

	4,221	3,695
Wholesale
	14,031	7,869
Wealth and International	4,058	695
Total impairment losses on loans and advances to customers
	22,310	12,259
Loans and advances to banks	(3)	135
Debt securities classified as loans and receivables	992	1,080
Available-for-sale financial assets	646	1,400
Other credit risk provisions	43	6

Total impairment charge

	23,988	14,880

Charge for impairment losses on loans and advances to customers as % of average lending:
Retail:
Secured	0.23%	0.38%
Unsecured	9.94%	6.65%
	1.11%	0.97%
Wholesale	5.92%	3.32%
Wealth and International	6.04%	1.05%
Total	3.25%	1.81%

5.

Loans and advances to customers
	2009	2008
	£m	£m

Agriculture, forestry and fishing	5,229	4,823
Energy and water supply	3,198	3,488
Manufacturing	15,520	19,493
Construction	13,507	14,472
Transport, distribution and hotels	33,747	37,328
Postal and communications	2,282	2,018
Property companies	88,255	87,125
Financial, business and other services	69,241	88,508
Personal - mortgages	367,831	378,287
- other	43,177	49,172
Lease financing and hire purchase	18,017	20,196
	660,004	704,910
Allowance for impairment losses on loans and advances	(25,988)	(14,152)

Fair value adjustments

	(7,047)	(13,512)

Total loans and advances to customers

	626,969	677,246

6.         Credit market
exposures

The table below summarises the Group's exposure to asset-backed securities.

	Loans and receivables	Available- for-sale	Fair value through profit or loss	Net exposure 2009	Net exposure 2008
	£m	£m	£m	£m	£m

Mortgage-backed securities
US residential mortgage-backed securities	4,826	-	-	4,826	7,376
Non-US residential mortgage-backed securities	6,078	3,577	-	9,655	12,452
Commercial mortgage-backed securities	2,561	1,176	-	3,737	4,642
	13,465	4,753	-	18,218	24,470
Collateralised debt obligations
Corporate	86	-	-	86	1,411
Commercial real estate	509	-	-	509	636
Other	151	45	-	196	271
Collateralised loan obligations	4,006	1,739	-	5,745	5,774
	4,752	1,784	-	6,536	8,092
Personal sector
Auto loans	1,006	724	-	1,730	2,416
Credit cards	2,938	782	-	3,720	4,620
Personal loans	769	230	-	999	1,096
	4,713	1,736	-	6,449	8,132
Federal family education loan progress student loans	5,938	3,306	-	9,244	9,950

Other asset-backed securities	400	783	-	1,183	1,726
Total uncovered asset-backed securities	29,268	12,362	-	41,630	52,370

Negative basis (1)	-	59	1,174	1,233	3,313
	29,268	12,421	1,174	42,863	55,683

Direct	19,386	7,039	1,174	27,599	32,226
Conduits	9,882	5,382	-	15,264	23,457
Total Wholesale asset-backed securities	29,268	12,421	1,174	42,863	55,683
Other asset-backed securities	1,191	-	2,236	3,427	1,433
Total asset-backed securities	30,459	12,421	3,410	46,290	57,116

(1)	Negative basis means bonds held with separate matching credit default swap (CDS) protection.

6
.       Credit market
exposures
(continued)

The table below sets out the Wholesale division's net exposure to US RMBS by vintage.

	Pre-2005	2005	2006	2007	Net exposure 2009	Net exposure 2008
Asset class	£m	£m	£m	£m	£m	£m

Prime	274	282	196	107	859	1,895
Alt-A	125	806	1,525	1,511	3,967	5,404
Sub-prime	-	-	-	-	-	77
Total	399	1,088	1,721	1,618	4,826	7,376

Exposures to monolines
During the year all direct exposure to sub-investment grade monolines on CDS contracts was written down to zero, leaving limited exposure to monoline insurers as set out below.

Credit default swaps	Wrapped loans and receivables	Wrapped bonds

Monoline	Notional £m	Net exposure (1) £m	Notional £m	Net exposure (2) £m	Notional £m	Net exposure (2) £m

Investment grade	1,030	75	401	260	156	101
Sub-investment grade	-	-	-	-	234	8
	1,030	75	401	260	390	109

(1)
The exposure to monolines arising from negative basis trades is calculated as the mark to market of the CDS protection purchased from the monoline after credit valuation adjustments.
(2)
The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered on interest and principal shortfalls.

In addition, the Group has £2,703 million of monoline wrapped bonds and £791 million of monoline liquidity commitments on which the Group currently places no reliance on the guarantor.

Structured Investment Vehicles
The Group has no residual exposure to Structured Investment Vehicles' capital notes.

6
.       Credit market
exposures
(continued)

Credit ratings
An analysis of external credit ratings as at 31 December 2009 of the Wholesale division ABS portfolio by asset class is provided below.  These ratings are based on the lowest of Moody's, Standard & Poor's and Fitch.

Asset class	Net exposure	AAA	AA	A	BBB	BB	B	Below B
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed securities
US RMBS
Prime	859	435	245	42	16	22	31	68
Alt-A	3,967	2,819	729	286	102	27	2	2
Sub prime	-	-	-	-	-	-	-	-
	4,826	3,254	974	328	118	49	33	70
Non-US RMBS	9,655	8,742	862	48	3	-	-	-
CMBS	3,737	1,067	1,325	476	755	58	-	56
	18,218	13,063	3,161	852	876	107	33	126

Collateralised debt obligations
Corporate	86	24	45	6	-	11	-	-
Commercial real estate	509	99	158	159	33	45	15	-
Other	196	-	130	-	-	-	10	56

CLO	5,745	2,200	2,206	963	111	239	18	8
	6,536	2,323	2,539	1,128	144	295	43	64

Personal sector
Auto loans	1,730	1,430	24	74	10	192	-	-
Credit cards	3,720	3,606	114	-	-	-	-	-
Personal loans	999	789	56	154	-	-	-	-
	6,449	5,825	194	228	10	192	-	-
FFELP Student loans	9,244	9,152	92	-	-	-	-	-

Other asset-backed securities	1,183	297	1	492	246	131	16	-

Negative basis (1)
Monolines	970	376	379	215	-	-	-	-
Banks	263	50	9	-	-	-	-	204
	1,233	426	388	215	-	-	-	204
Total as at 31 Dec 2009	42,863	31,086	6,375	2,915	1,276	725	92	394

Total as at 31 Dec 2008	55,683	48,890	2,339	1,503	1,393	278	111	1,169

(1)
The external credit rating is based on the bond ignoring the benefit of the CDS.

7.
       Volatility

The Group's statutory profit before tax is significantly affected by two items that impact the underlying financial performance of the Group, namely insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

During 2009, the Group's statutory profit before tax included positive insurance and policyholder interests volatility of £478 million compared to negative volatility of £2,349 million in 2008 primarily reflecting the more favourable financial markets in 2009.

Volatility comprises the following:
	2009	2008
	£m	£m

Insurance volatility	237	(1,425)
Policyholder interests volatility	298	(924)
Total volatility	535	(2,349)
Group hedge costs	(57)	-
Total	478	(2,349)

Insurance volatility
The Group's insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value.  The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement.  As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division's results on the basis of an expected return in addition to results based on the actual return.

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2010	2009	2008
	%	%	%

Gilt yields (gross)	4.45	3.74	4.55
Equity returns (gross)	7.45	6.74	7.55
Dividend yield	3.00	3.00	3.00
Property return (gross)	7.45	6.74	7.55
Corporate bonds in unit linked and with-profit funds (gross)	5.05	4.34	5.15
Fixed interest investments backing annuity liabilities (gross)	5.30	5.72	5.52

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year) is included within insurance volatility.  Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the With Profits Funds, the value of the in-force business and the value of shareholders' funds.

7.
       Volatility
(continued)

The liabilities in respect of the Group's annuity business are matched by a portfolio of fixed interest securities, which includes a large proportion of corporate bonds.  In accordance with the approach adopted in 2008, the value of in-force business for the annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of these corporate bond holdings.  The illiquidity premium is estimated to have

reduced to 75 basis points as at 31 December 2009 (31 December 2008: 154 basis points) which has offset the gains on assets backing the annuity liabilities reducing the volatility of the results.  Overall, the positive volatility in 2009 in the Insurance division of £237 million, reflected a partial recovery in financial markets.  During 2009, equities have recovered by 22 per cent and corporate bond spreads have narrowed, offset by a reduction in gilts reflecting an increase in yields and a reduction in property values of 6.6 per cent.  This contrasts with 2008 where a 33 per cent reduction in equities was the main driver of the £1,425 million negative volatility in 2008.

Hedge costs
To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of business in force on the Group balance sheet, the Group purchased put option contracts.  The charge booked for 2009 was £57 million.  These options expired on 15 January 2010.

Policyholder interests volatility
The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life and pensions business.  In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, equalisation adjustments are made to remove this volatility from underlying profits.  The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders over the long term.

The most significant of these additional sources of volatility is policyholder tax.  Accounting standards require that tax on policyholder investment returns should be included in the Group's tax charge rather than being offset against the related income.  The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge.  Over the longer term the charges levied to policyholders to cover policyholder tax on investment returns and the related tax provisions are expected to offset.  In practice timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.
Other sources of volatility include the minorities' share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

During the year ended 31 December 2009, the statutory profit before tax in both the Insurance and Wealth and International divisions included credits to other income which relate to the policyholder interests volatility charge of £298 million (2008: policyholder interests volatility charge of £924 million).  The market recovery in 2009 increased policyholder tax liabilities and led to a policyholder tax charge of £346 million during the year in the Group's tax charge.  This was partly offset by a credit of £48 million relating to differences in the expected levels of policyholder tax provisions and charges.  This compares to 2008 when substantial policyholder tax losses were generated as a result of the fall in property, bond and equity values.

8.
Life, Pensions and Investments funds under management

The life insurance companies' funds within the Insurance division are predominantly managed by Scottish Widows Investment Partnership which is part of the Wealth and International division.

	2009	2008
	£bn	£bn

Opening funds under management	113.7	135.6

UK business
Premiums	12.2	17.1
Claims	(6.4)	(7.6)
Surrenders	(6.8)	(11.3)
Transfers related to the sale of Insight	(3.3)	-
Net outflow of business	(4.3)	(1.8)

Investment return, expenses and commission	12.3	(18.6)
Net movement	8.0	(20.4)

European business
Net movement	0.6	(0.7)

Dividends and capital repatriation	(0.2)	(0.8)

Closing funds under management	122.1	113.7

Managed by SWIP	102.4	101.0
Managed by third parties	19.7	12.7
Closing funds under management	122.1	113.7

9.       Number of employees (full-time equivalent)
	2009	2008

Retail	53,384	59,939
Wholesale	18,699	21,472
Wealth and International	10,503	10,805
Insurance	10,569	11,625
Group Operations	18,874	19,980
Central items	2,367	2,389
	114,396	126,210
Agency staff (full-time equivalent)	(7,252)	(5,384)
Total number of employees (full-time equivalent)	107,144	120,826

The analysis of staff numbers as at 31 December 2008 has been revised to reflect the organisational changes.

RISK MANAGEMENT

The numbers in this section have been presented on a combined businesses basis.

RISK MANAGEMENT APPROACH

The Group's approach to risk is founded on robust corporate governance practices and a strong risk management culture which guides the way all employees approach their work, the way they behave and the decisions they make.  The board takes the lead by establishing the 'tone at the top' and approving professional standards and corporate values for itself, senior management and other colleagues.  The board ensures that senior management implements strategic policies and procedures designed to promote professional behaviour and integrity.  The board also ensures that senior management implements risk policies and risk appetites that either limit, or where appropriate, prohibit activities, relationships, and situations, that could diminish the quality of corporate governance.  All colleagues including the group chief executive are assessed against a balanced scorecard that explicitly addresses their risk performance.

This board level engagement, coupled with the direct involvement of senior management in group-wide risk issues at group executive committee level, ensures that issues are escalated on a timely basis and appropriate remediation plans are put in place.  The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by senior management.  Key decisions are always taken by more than one person.

The Group uses an enterprise-wide risk management framework for the identification, assessment, measurement and management of risk.  It seeks to maximise value for shareholders over time by aligning risk management with the corporate strategy, assessing the impact of emerging risks from legislation, new technologies or the market, and developing risk tolerances and mitigating strategies.  The framework seeks to: strengthen the Group's ability to identify and assess risks, aggregate group-wide risks and define the corporate risk appetite, develop solutions for reducing or transferring risk, and where appropriate, exploit risks to gain competitive advantage, thereby seeking to increase shareholder value.

The Group has a conservative business model embodied by a risk culture founded on prudence and accountability, where everyone understands that they are accountable for the risks they take and that the needs of customers are paramount.  The focus has been and remains on building and sustaining long-term relationships with customers, through good and bad economic times.

The Group follows a through the economic cycle, relationship based, business model with robust risk management processes, appropriate appetites and experienced staff in place.  These robust policies and procedures define chosen target market and risk acceptance criteria.  These have been, and will continue to be, tightened and fine tuned as appropriate and include the use of early warning indicators to help anticipate future areas of concern and allow us to take early and proactive mitigating actions.

PRINCIPAL RISKS AND UNCERTAINTIES

Economy
2009 has been an extremely challenging year in terms of economic developments.  UK gross domestic product (GDP) growth was towards the bottom end of the Group's, and the market's, range of expectations.  In response, official interest rates have fallen to their lowest level since the Bank of England was founded.  Interest rates elsewhere have also fallen to extremely low levels.  However, perhaps partly in response to such low interest rates, other economic indicators have not turned out to be quite as bad as the Group had feared.

Companies entered this downturn in better shape generally than the last recession, and seem to have taken timely action to cut investment, stocks and working hours.  Helped by very low interest rates, the aggregate financial position of the corporate sector has remained relatively stable, undoubtedly helping to limit failure rates and probably also helping to limit the rise in unemployment - the biggest single cause of job losses in most recessions is business failure.  However, whilst there have been some recent positive economic indicators, there is potential for rising unemployment and further corporate insolvencies to put pressure on impairments in the short term.  The Group expects to see the volume of impairments from traditional trading/manufacturing businesses increase in 2010, as the full impact of these economic conditions filters into business insolvencies and asset values.  This is a factor of the lag effect as the economy passes through the recession.

House prices have also held up better than almost all forecasts - including those of Lloyds Banking Group - with the Halifax house price index ending the year higher than twelve months earlier and other indices showing a similar picture.  Having fallen sharply in late 2008 and early 2009, commercial property capital values have stabilised recently, primarily prime properties.  The consensus forecast is for modest growth in capital values this year and next, even as rental values decline further.  In the case of Wholesale, cash flows and property price movements are a major driver of both retail and wholesale impairments.  This is a reason why the Group believes that, given our current economic outlook, the impairment charge in 2010 will be significantly lower than the 2009 charge.

Compared to other economies, the UK recession has been in the middle of the pack in terms of severity.  A total peak to trough fall in UK GDP of 6.1 per cent compares unfavourably with falls of 3.8 per cent in the USA and 4.6 per cent in Spain, but more favourably with 6.7 per cent in Germany, 8.4 per cent in Japan and 10.8 per cent in Ireland.  Ireland, along with Greece, Portugal and Spain has experienced widening spreads on sovereign debt, and a sharp pick-up in the costs of insuring against government default, as markets have become concerned about sharply higher government deficits, strong growth in public debt and even the possibility of exit from the eurozone.  The Irish government has so far shown a credible policy response and has already taken action to cut public-sector wages and restore competitiveness.  Nevertheless, we expect Irish GDP growth to remain negative, year-on-year, in 2010 before a more sustained recovery begins in 2011.  Spain is also likely to lag behind a global recovery which we assume will result in 3.2 per cent global GDP growth in 2010.

The Group's central scenario is for modest UK recovery in 2010 - our projection of 1.8 per cent growth in GDP is close to the consensus.  But alternative scenarios remain possible.  The Bank of England's most likely outcome, as published in the February 2010 Inflation Report, is for a somewhat faster recovery during 2010.  However, the risks around that most likely outcome are skewed towards the downside.

PRINCIPAL RISKS AND UNCERTAINTIES
(continued)

It is possible that the economy will dip again if hit by some new shock - and what might start as a temporary setback to recovery could have longer lasting effects if it damages consumer, business or financial market confidence.  In addition to higher impairments as a result of more client defaults, a key risk in Wholesale is the impact this may have on tenant default and refinance risk in the Group's property and property related investment portfolios.  Furthermore, uncertainties remain about how the economy will respond as and when the Bank of England begins to reverse quantitative easing and restore interest rates to more normal levels, and the Government begins to take action to reduce its large fiscal deficit.  The fiscal position also implies some uncertainty about the UK's future sovereign rating, and downgrades elsewhere in Europe might increase speculation about the UK's rating.  A downgrade would raise borrowing costs, not only for the government but also for other UK borrowers, and would be likely therefore to slow economic recovery.

Regulatory risk
The industry is currently subject to a wide range of international and UK consultations on proposals to change the regulatory requirements.  For example the BaseI Committee on Banking Supervision has issued proposals with respect to capital and liquidity requirements for banks ('Strengthening the resilience of the banking sector' and 'International framework for liquidity risk measurement, standards and monitoring') and draft proposals have also been issued by the EU for new capital requirements for insurers ('Solvency II').  In the UK we have seen the Turner review and more recently proposals have been issued for governance, recovery and resolution ('Living Wills') arrangements and also, potentially conduct of business requirements, which could have significant implications for past business as well as future product offerings for customers.  There is a high level of uncertainty both as to the financial outcome in terms of specific requirements and the speed of implementation in the UK and internationally.

The Group is currently assessing the impacts of these regulatory proposals, and will participate in the consultation and calibration processes to be undertaken by the various regulatory bodies during 2010.  The Group currently meets and exceeds its regulatory capital and liquidity requirements and expects to continue to do so.  However, the FSA could impose more stringent capital and liquidity requirements, and/or introduce new ratios and/or change the manner in which it applies existing requirements to recapitalise banks, including those within the Group.  Any one or combination of these events could result in the Group being forced to raise further capital or to divest assets.

The Group has made good preparations for the FSA's new liquidity regime (ILAS) and is ready to meet the reporting implications later in the year.

Lloyds Banking Group's policy is to maintain high levels of compliance with regulatory requirements and it will organise its business to maintain this level of compliance as the requirements become clearer, being mindful of maintaining an appropriate balance between risk and reward.

State aid
The Group is subject to European State Aid obligations as a result of the aid it received from HM Treasury.  In November 2009 the College of Commissioners approved the Group's restructuring plan, which is designed to address any competition distortions arising from the benefits of State Aid.  The Group agreed with HM Treasury in the deed relating to its withdrawal from GAPS that it will comply with the terms of the European Commission's decision.  This has placed a number of requirements on the Group including the disposal of certain portions of its business over the course of the next four years, including in particular the disposal of some parts of its retail banking business.  This will require the Group to work closely with EU and UK authorities to demonstrate that it is complying with the terms of the European Commission's decision.

PRINCIPAL RISKS AND UNCERTAINTIES
(continued)

HM Treasury currently holds approximately 41.3 per cent of the Group's ordinary share capital.  There is a risk that this shareholding could in future be used to seek to exercise influence over the affairs or strategic business plans of the Group, particularly if other Government priorities or HM Treasury's interests as a major shareholder in other financial institutions do not align with their interests purely as a shareholder in the Group.

United Kingdom Financial Investments (UKFI) has been appointed manager of HM Treasury's shareholding and the framework document between UKFI and HM Treasury states that UKFI will manage the UK financial institutions in which HM Treasury holds an interest 'on a commercial basis and will not intervene in day-to-day management decisions of the Investee Companies (as defined therein)'.  This document also makes it clear that such institutions will continue to be separate economic units with independent powers of decision and 'will continue to have their own independent boards and management teams, determining their own strategies and commercial policies including business plans and budgets'.

In addition, the Group has made a number of undertakings to HM Treasury associated with the State Aid it has received
,
including the provision of additional lending to certain mortgage and business sectors, and other matters relating for instance to corporate governance and staff remuneration.  These commitments could limit the operational flexibility of the Group or lead HM Treasury to seek to influence the strategy of the Group in other ways.

Credit risk

Credit risk approach
The Group has largely adopted the heritage Lloyds TSB credit risk approach, including governance structure, sanctioning processes and risk appetite controls and framework.  Integrated, prudent through the cycle credit policies and procedures have mostly all been established and implemented across the Group, supported by robust early warning indicators and triggers.

Following a prioritised appointment process, an integrated credit risk management structure is in place throughout the Group, using the most experienced and skilled resources from both heritages.  Substantial work has been undertaken to analyse portfolios and where necessary the Group has taken actions to manage effectively its exposure through the economic downturn.  These actions have included revised credit criteria for key products and a withdrawal from those business sectors that are outside of the Group's risk appetite.

The Group has formed a group level Credit Risk Assurance function with experienced credit professionals from both heritages.  Together with Divisional Risk senior management, this team has carried out an independent risk-based review of the high risk wholesale and retail books.  Nearly £150 billion of high risk heritage wholesale assets, primarily HBOS commercial real estate and corporate exposures, have been reviewed by the team.  This has required a detailed file by file review of the original credit application, subsequent management papers and an understanding of the supporting collateral.  In addition, portfolio level analysis and investigation, together with statistically robust sampling of accounts, have been carried out for over £300 billion of retail assets.  These comprehensive reviews have greatly enhanced the Group's knowledge and understanding of the legacy portfolios and have enabled the Group to assess and manage these exposures confidently and effectively.

To support corporate customers that encounter difficulties during the current economic downturn the Group has continued to expand its dedicated Business Support Unit (BSU) model.  Teams have been strengthened in both Wholesale and Wealth and International to deal with the rise in work loads experienced during the year as the recessionary conditions took hold both in the UK and overseas.  In Wholesale three teams have been created to cover Corporate Real Estate, Corporate and Commercial, and Specialist Finance customers experiencing difficulties.  In Wealth and International a team has been created in Ireland and Australia.  Under this model, relationship management passes early and fully to BSU; because the BSU specialists receive the customers at an earlier stage in the process they have more time to develop effective solutions.  The strategy is to work alongside management teams and key stakeholders to turnaround businesses in distress and re-establish these as viable entities.  Where a turnaround is not feasible, exposure is minimised through a combination of appropriate asset sales, restructuring and work out strategies.

To support UK Retail customers who are encountering financial difficulties the Group has launched a cross-channel support programme.  Lloyds TSB branches and telephony units have at least one trained Financial Health Specialist providing customers with budgeting and money management advice.  In the Group's Halifax and Bank of Scotland businesses, customers have a dedicated telephone support line with trained specialists able to guide them through any financial difficulties.  Support is also available for all customers online, and via a specially developed support brochure.  For those customers requiring more intensive help, assistance is provided through dedicated support units where tailored repayment programmes can be agreed.  Customers are actively supported and referred to free money advice agencies where they have multiple credit facilities that require restructuring.

Credit risk approach

(continued)

Within Collections and Recoveries the sharing of best practice and alignment of policies across the Group has helped to drive more effective customer outcomes and achieve operational efficiencies.  We have strengthened resources in Collections and Recoveries to help customers in distress by offering advice and access to a wider range of options such as short-term repayment plans or the government backed Homeowners' Mortgage Support and Mortgage Rescue schemes.  A core element of our relationship management approach is to contact customers showing signs of financial distress, discussing with them their circumstances and offering solutions to prevent their accounts falling into arrears.  This year, nearly a quarter of a million customers have been contacted who were not yet in arrears.

Credit risk - Group

Key highlights
·
As a result of the significant impairments taken in the first half of 2009 following in-depth reviews of the Group's high risk portfolios and a more favourable macroeconomic environment in the second half of 2009, the Group's total impairment charge levels have reduced in the second half of the year.
·
Whilst the path of the economic recovery remains uncertain, the Group continues to expect the 2010 charge to be significantly lower than the total 2009 charge.
·
The Group has largely adopted the heritage Lloyds TSB's credit risk approach and is implementing prudent, through-the cycle credit policies and procedures across the Group.
·
The Group has expanded its Business Support Unit (BSU) model and strengthened the resources within Collections and Recoveries to support the more timely engagement with customers experiencing difficulties and drive more effective customer outcomes.

The Group's total impairment losses increased by £9,108 million to £23,988 million in 2009.  Impairment losses for loans and advances as a percentage of average gross loans and advances to customers increased to 3.25 per cent from 1.81 per cent in 2008.  This was principally due to the material deterioration in UK economic conditions in 2009.  The rapid economic and asset value declines, together with aggressive lending polices in the heritage HBOS business, caused wholesale impairment losses to increase substantially during 2009.  This was especially so in the HBOS Corporate Real Estate portfolio which has been particularly vulnerable to the deterioration in asset values, as well as the HBOS (UK and US) Corporate portfolios.

The Group's gross loans and advances to customers, before impairment provisions and fair value adjustments, decreased by £44.9 billion to £660.0 billion.  The reduction in gross advances was primarily driven by the alignment of heritage risk appetites in Retail, a reduction in wholesale lending in Corporate Markets and a reduction in Wealth and International before allowing for a transfer of £7 billion of advances from the Wholesale Division to Wealth and International during the year in respect of the European loan portfolio.

Total impaired loans increased by £27,529 million to £58,833 million at 31 December 2009 and as a percentage of closing loans and advances to customers increased to 8.9 per cent from 4.4 per cent at 31 December 2008, driven by the deterioration in the economic environment, and in particular by declines in commercial real estate values and higher unemployment.  The Group's coverage ratio (impairment provisions as a percentage of impaired loans) has decreased to 44.2 per cent from 45.2 per cent in 2008.  Whilst the ratio has increased within Wholesale and Wealth and International, the overall fall is due to the write-off of unsecured loans and advances within Retail that had been provided against in earlier years, as reported at the half year.  The Group believes it has adequate coverage.

Credit risk
- Group

(continued)

The Group remains cautious about a number of downside risks, including a renewed macro-economic deterioration in the UK and Ireland.  However, based on its latest economic assumptions, the Group expects a significantly lower impairment charge in 2010 compared to 2009.

As at 31 December 2009	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions (1)	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Retail	378,005	11,015	2.9	3,806	34.6
Wholesale	210,934	35,114	16.6	17,179	48.9
Wealth and International	69,402	12,704	18.3	5,003	39.4
Hedging and other items	1,663	-	-	-	-
	660,004	58,833	8.9	25,988	44.2
Impairment provisions	(25,988)
Fair value adjustments	(7,047)
Total Group	626,969

As at 31 December 2008
Retail	386,007	10,106	2.6	4,842	47.9
Wholesale	247,138	18,470	7.5	8,263	44.7
Wealth and International	67,481	2,728	4.0	1,047	38.4
Hedging and other items	4,284	-	-	-	-
	704,910	31,304	4.4	14,152	45.2
Impairment provisions	(14,152)
Fair value adjustments	(13,512)
Total Group	677,246

(1)
  Impairment provisions include collective unimpaired provisions.

Credit risk
- Retail

Key highlights
·
Impairment losses have increased by 14 per cent to £4,227 million particularly reflecting the impact of increases in unemployment during 2009 on the unsecured charge, partly offset by a lower secured impairment charge as the housing market stabilised.
·
New lending quality has remained strong, with lower arrears evident.
·
Average loan-to-value on new mortgage lending has reduced to 59.3 per cent, compared to 63.1 per cent during 2008.
·
Management actions taken, coupled with more favourable recent economic trends, have reduced overall volumes of customers entering Collections in the second half of the year.
·
The path of economic recovery in the UK remains uncertain; however, based on current trends, Retail expects impairment losses in 2010 to be lower than 2009.

Retail impairment losses increased by £532 million to £4,227 million in 2009, driven primarily by deteriorating economic conditions in the latter part of 2008 and the first half of 2009.  Impairment losses were lower in the second half of 2009, compared to the first half, driven by lower secured impairment losses.  The improvement in secured impairment losses reflected increases in UK house prices, slowing unemployment growth, better affordability with lower interest rates and management actions.  Impairment losses for loans and advances as a percentage of average loans and advances to customers, increased to 1.11 per cent from 0.97 per cent in 2008.

Retail's gross loans and advances to customers have reduced by £8.0 billion to £378.0 billion, as a result of management actions to align heritage risk appetites with a focus on lending to lower risk segments, such as unsecured franchise customers, and the write-off of £2.1 billion of unsecured loans and advances which had been provided against in earlier years, as reported at the half year.

Total impaired loans increased by £909 million to £11,015 million at 31 December 2009 and as a percentage of closing advances to customers, increased to 2.9 per cent from 2.6 per cent at 31 December 2008.  This is lower than the £11,394 million reported at 30 June 2009, as there has been a gradual improvement in the second half of the year in secured loans, with unsecured lending remaining stable.

The Group is cautious about a number of potential downside risks, including lagged effects of high unemployment, a potential for recent house price increases to reverse, the challenges to affordability if interest rates were to rise ahead of real wage growth and other potential pressures on future affordability.  However, based on its latest economic assumptions, the Group's expectation is for recent trends to continue and for Retail to report a lower impairment charge in 2010 compared to 2009.

Credit risk
- Retail
(continued)

As at 31 December 2009			Impaired		Impairment
			loans as		provisions
			a % of		as a % of
		Impaired	closing	Impairment	impaired
	Advances	loans	advances	provisions (1)	loans
	£m	£m	%	£m	%

Secured	345,900	7,196	2.1	1,693	23.5
Unsecured(2)	32,105	3,819	11.9	2,113	55.3
Total gross lending	378,005	11,015	2.9	3,806	34.6
Impairment provisions	(3,806)
Fair value adjustments	(3,141)
Total Retail lending	371,058

As at 31 December 2008			Impaired		Impairment
			loans as		provisions
			a % of		as a % of
		Impaired	closing	Impairment	impaired
	Advances	loans	advances	provisions(1)	loans
	£m	£m	%	£m	%

Secured	349,646	4,756	1.4	1,403	29.5
Unsecured(2)	36,361	5,350	14.7	3,439	64.3
Total gross lending	386,007	10,106	2.6	4,842	47.9
Impairment provisions	(4,842)
Fair value adjustments	(4,088)
Total Retail lending	377,077

(1)
Impairment provisions include collective unimpaired provisions.
(2)
The reduction in unsecured advances and impairment provisions reflects the write-off of £2.1 billion of unsecured loans and advances to customers which had been provided against in prior years.

	As at	As at
	31 Dec 2009	31 Dec 2008
	£m	£m

Secured
Mainstream	270,069	274,237
Buy to let	44,236	41,364
Specialist	31,595	34,045
	345,900	349,646
Unsecured
Credit cards	12,301	13,802
Personal loans	16,940	18,102
Bank accounts	2,629	2,788
Others, including joint ventures(1)	235	1,669
	32,105	36,361
Total Retail gross lending	378,005	386,007

(1)
Following the Group's acquisition of the shares it did not already own in the joint venture with AA, unsecured lending by that entity is now reported in  'Personal Loans' and 'Credit Cards' headings, previously these balances were included in 'Others'.

Credit risk
- Retail
(continued)

Secured
The UK mortgage market for both house purchase and re-mortgaging slowed considerably in 2009, with gross market lending falling to £143 billion from £254 billion in 2008.  The re-mortgage market is the main contributor to this fall, as reductions in base rate have brought the interest rate on standard variable mortgages to below new business rates across the industry, thereby reducing the incentive for borrowers to re-mortgage.

Gross new mortgage lending by Retail in 2009 was £35 billion compared to £78 billion for 2008, representing a market share of gross new lending of 24 per cent compared with 31 per cent in 2008.  Overall, mortgage balances outstanding at 31 December 2009 were £345.9 billion, a reduction of £3.7 billion in the year.

In March 2009, the Group committed to increasing its planned gross lending to homebuyers by £3 billion in the following 12 months.  The lending provided under this commitment continues to adhere to the Group's risk appetite.  The Group's risk appetite is consistent with the criteria that had proved to be a prudent and successful approach for Lloyds TSB.

Secured impairment losses were £789 million in 2009, a reduction of £506 million compared with 2008.  The main drivers of the reduction are internal activities (risk and collections policies) and better than anticipated external factors (interest rates, house prices and unemployment).  The combination of these factors has resulted in a reduction in impaired loans in the second half of the year.
As a percentage of average gross loans and advances to customers, secured impairment losses decreased to 0.23 per cent in 2009 from 0.38 per cent in 2008.

Management actions taken have resulted in new lending quality improving to pre-recessionary levels, with fewer customers now going into arrears.  Specialist lending is now closed to new business and this book is in run-off.

Although impaired loans in the year increased to £7,196 million, Retail has seen a steady reduction in the second half of the year from £7,612 million at 30 June 2009.  Impaired secured loans, as a percentage of closing advances, increased to 2.1 per cent at 31 December 2009 from 1.4 per cent in 2008.

Credit risk
- Retail
(continued)

The percentage of mortgage cases greater than three months in arrears (excluding possessions) increased to 2.3 per cent at 31 December 2009 compared to 1.8 per cent at 31 December 2008.
Based on the most recent published figures by the Council of Mortgage Lenders, the Group is performing marginally better than the industry average.

Arrears

Greater than three months in arrears (excluding possessions)			Total mortgage				Total mortgage
	Number of cases		accounts %		Value of debt(1)		balances %
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2009	2008	2009	2008	2009	2008	2009	2008
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	57,837	46,543	2.1	1.5	6,407	4,796	2.4	1.7
Buy to let (BTL)	7,557	6,950	1.9	2.0	1,159	1,053	2.6	2.5
Specialist	13,848	12,634	6.6	5.6	2,498	2,342	7.9	6.9
Total	79,242	66,127	2.3	1.8	10,064	8,191	2.9	2.3

(1)
Value of debt represents total book value of mortgages in arrears but not in possession.

Provisions held against secured assets appropriately reflect the risk of further losses from events that have already occurred.  This includes adequate allowance for losses yet to emerge on accounts currently on repayment plans or benefiting from the very low interest rate environment.

The possessions stock has fallen by 32 per cent in 2009, from 4,011 to 2,720 properties.  Currently, average proceeds from the sale of repossessed properties are in excess of average valuations assumed in Retail's provisioning models
.

The average loan-to-value ratio (LTV) for new mortgages and further advances written in 2009 was 59.3 per cent compared to 63.1 per cent in 2008.  The average indexed loan-to-value ratio on the mortgage portfolio was 54.8 per cent compared to 54.9 per cent in 2008 and 13.0 per cent of the mortgage portfolio had an indexed loan-to-value ratio in excess of 100 per cent (£44.8 billion), compared to 16.2 per cent (£56.8 billion) in 2008.

Credit risk
- Retail
(continued)

The tables below show LTVs across the principal mortgage portfolios.

As at 31 December 2009	Mainstream	Buy to let	Specialist(1)	Total
	%	%	%	%

Less than 60%	34.4	12.0	14.3	29.7
60% to 70%	11.9	11.3	9.7	11.6
70% to 80%	15.2	20.2	17.0	16.0
80% to 90%	14.3	19.1	21.5	15.6
90% to 100%	12.2	21.4	20.3	14.1
Greater than 100%	12.0	16.0	17.2	13.0
Total	100.0	100.0	100.0	100.0
Average loan-to-value:
Stock of residential mortgages	51.0	75.2	72.3	54.8
New residential lending	58.3	65.6	73.7	59.3
Impaired mortgages	71.1	91.5	85.6	76.5

(1)
  Specialist lending is now closed to new business and is in run-off.

As at 31 December 2008	Mainstream	Buy to let	Specialist	Total
	%	%	%	%

Less than 60%	34.3	11.1	14.8	29.6
60% to 70%	10.7	9.6	9.4	10.5
70% to 80%	12.7	15.6	15.7	13.3
80% to 90%	13.6	20.3	21.4	15.2
90% to 100%	13.5	22.1	20.8	15.2
Greater than 100%	15.2	21.3	17.9	16.2
Total	100.0	100.0	100.0	100.0
Average loan-to-value:
Stock of residential mortgages	52.2	77.0	71.7	54.9
New residential lending	60.7	73.1	73.1	63.1
Impaired mortgages	67.3	89.9	85.6	74.1

Credit risk
- Retail
(continued)

Unsecured

Consumer Banking has aligned risk appetite across the business to focus on lending to its existing customers.  Personal loan balances outstanding at 31 December  2009 were £16.9 billion (31 December 2008: £18.1 billion), the reduction reflected lower demand, a tightening of lending criteria and the write-off of unsecured loans and advances which had been provided against in earlier years, as reported at the half year.

In credit cards, Retail's combined brands are market leaders in terms of new credit card issuance.  Credit card balances outstanding at 31 December 2009 were £12.3 billion (31 December 2008: £13.8 billion).  In addition, the Group was the leading UK debit card issuer in 2009.

T
he impairment charge for unsecured lending was £3,438 million in 2009, an increase of £1,038 million on 2008 which reflects the higher unemployment levels seen in the year.  Consistent with the Group's statements at the half year, Retail's impairment losses on unsecured lending were higher in the second half of the year, largely driven by standardisation of the treatment for concessionary repayment plans; if this charge was excluded, impairment losses were stable.

In the second half of 2009 there were signs of improved underlying performance in all portfolios; management actions reduced the delinquency rates on new business.  If current trends continue, Retail believes impairment losses in 2010 will be lower than in 2009.

Total impaired unsecured loans were £3.8
 billion
(31 December 2008: £5.4 billion) and represented 11.9 per cent of closing advances compared to 14.7 per cent at 31 December 2008.  Provisions as a percentage of impaired loans decreased to 55.3 per cent (31 December 2008: 64.3 per cent).  The reduction in both the level of impaired loans and the impairment provisions coverage reflected the write-off of £2.1 billion of unsecured loans which had been provided against in the prior years, as reported at the half year.

Personal loans
:
Impaired personal loans decreased to 10.5 per cent of closing advances (3
1 December
 2008: 11.6 per cent) and provisions, as a percentage of closing advances, decreased to 5.9 per cent (3
1 December
 2008: 7.0 per cent).

Credit cards
:
Impaired credit cards advances were 13.6 per cent of closing advances (3
1 December
2008: 20.2 per cent) and provisions, as a percentage of closing advances, decreased to 7.1 per cent (3
1 December
2008: 13.6 per cent).

Bank accounts
:
Impaired loans decreased to 13.6 per cent of closing advances (3
1 December
2008: 17.0 per cent) and provisions, as a percentage of closing advances, decreased to 8.9 per cent (3
1 December
2008: 10.6 per cent).

Credit risk
- Wholesale

Key highlights
·
Established robust credit risk control framework and risk appetite largely based on Lloyds TSB's approach, and rolled out across Wholesale.  Divisional Risk continue to undertake robust and continuous oversight and challenge to the business.
·
Significant resources deployed into the Business Support Units focused on key asset classes.
·
As a result of significant impairments taken in the first half of 2009, notably in HBOS Corporate Real Estate and HBOS (UK and US) Corporate portfolios, the Group expects this to represent the peak of total impairments given the Group's economic assumptions.  However, the Group expects the volume of underlying impairments from traditional trading and manufacturing businesses to increase in 2010, as the full impact of economic conditions filters into business insolvencies and asset values.  This is a factor of a typical lag effect as the economy passes through the recession.  However, the effects of this negative trend should be significantly less than the benefit of lower absolute impairments from the HBOS Corporate Real Estate and HBOS (UK and US) Corporate portfolios.
·
Volume of individual cases passing into Business Support Units continued to rise in second half of 2009.
·
The Group remains cautious about the extent of corporate recovery in 2010.

Wholesale Division impairment losses increased by £5,289 million to £15,683 million in 2009.  Impairment losses for loans and advances as a percentage of average loans and advances to customers increased to 5.92 per cent in 2009 from 3.32 per cent in 2008.  Higher levels of failures, notably in HBOS Corporate Real Estate and real estate related transactions, and the HBOS (UK and US) Corporate portfolio, drove a significant increase in impairments.  However, impairment losses reduced significantly in the second half of 2009, amounting to £5,945 million, compared to £9,738 million in the first half, a reduction of £3,793 million, or 39 per cent.

Wholesale's gross loans and advances to customers have decreased by £36.2 billion to £210.9 billion.  Since the date of acquisition, all business originated in Wholesale has been evaluated in accordance with the risk appetite and credit control criteria that had proved to be a prudent and successful approach for Lloyds TSB.  Early assessment of HBOS portfolios identified those areas where there was close alignment with the Lloyds TSB heritage, those which could continue to be supported once the more restrictive appetite and policy were aligned, and those where it was clear that there would be limited appetite to lend.  As agreed with the UK government, the Group's lending commitment is also subject to, and considered in the light of, the Group's risk appetite and credit control criteria.

Total impaired loans increased by £16,644 million to £35,114 million at 31 December 2009.  Impaired loans as a percentage of closing advances was 16.6 per cent as at 31 December 2009 compared with 7.5 per cent as at 31 December 2008, with impairment provisions as a percentage of impaired loans increasing to 48.9 per cent as at 31 December 2009 from 44.7 per cent as at 31 December 2008.  Detailed reviews of vulnerable portfolios have largely been completed and, where appropriate, remedial risk mitigating actions are underway.  The HBOS heritage portfolios are now considered to be appropriately impaired in accordance with the Group's methodology, against the Group's economic assumptions, and this is reflected in the impairment charge for the year and the first half in particular.  The position has stabilised during the second half with a lower rate of impairment compared to the first half.

The Lloyds TSB approach to credit risk management, with a focus on ensuring its risk appetite and credit policies reflect a prudent through the cycle approach to lending, impairment assessment and review is being embedded across the enlarged Wholesale division and remains a key focus in 2010.

Credit risk
- Wholesale
(continued)

As at 31 December 2009	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions (1)	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Corporate Markets
Corporate	67,293	7,930	11.8	3,933	49.6
Commercial	26,551	2,597	9.8	972	37.4
Real Estate	55,490	18,016	32.5	8,791	48.8
Specialist Finance	16,088	2,956	18.4	1,621	54.8
Wholesale Markets	31,286	1,646	5.3	631	38.3
Total Corporate Markets	196,708	33,145	16.8	15,948	48.1
Treasury and Trading	1,394	-	-	-	-
Asset Finance	12,832	1,969	15.3	1,231	62.5
Total Wholesale	210,934	35,114	16.6	17,179	48.9
Reverse repos	1,108
Impairment provisions	(17,179)
Fair value adjustments	(3,055)
Total loans and advances	191,808

As at 31 December 2008	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions(1)	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Corporate Markets (2)
Corporate	81,482	2,615	3.2	1,736	66.4
Commercial	26,785	1,759	6.6	597	33.9
Real Estate	59,481	9,536	16.0	3,318	34.8
Specialist Finance	26,816	2,049	7.6	1,271	62.0
Wholesale Markets	35,652	1,114	3.1	475	42.6
Total Corporate Markets	230,216	17,073	7.4	7,397	43.3
Treasury and Trading	2,775	-	-	-	-
Asset Finance	14,147	1,397	9.9	866	62.0
Total Wholesale	247,138	18,470	7.5	8,263	44.7
Reverse repos	3,230
Impairment provisions	(8,263)
Fair value adjustments	(7,543)
Total loans and advances	234,562

(1)

Impairment provisions include collective unimpaired provisions
.
(2)
 As part of the process of allocating assets to the new management structure, the legacy HBOS portfolios have been resegmented and the 2008 comparative numbers are presented on an organisational basis consistent with 2009.

Credit risk
- Wholesale
(continued)

Corporate
The Corporate (UK and US) portfolios felt the impact of the adverse economic environment in the first half of 2009 but this has stabilised during the second half with a lower rate of impairments raised against the portfolio and a slower rate of new cases being transferred into Business Support Units.  A higher volume of impaired cases is expected in 2010 as the lag from the UK recession bites.  This impact is expected to be biased toward the mid size franchise, of which the HBOS heritage portfolio is characterised by high levels of obligor concentration to riskier counterparties many with a property related component, thereby impacting the level of the impairment charge in 2009.  The significant level of impairments taken in 2009 in the HBOS corporate business is not expected to be repeated.

As part of its funding, liquidity and general hedging requirements Lloyds Banking Group maintains relationships with many major financial institutions throughout the world.  Credit quality in general is improving in the sector, helped significantly by the support mechanisms established by Governments, Central Banks and regulators.  This is reflected in the firmer trend in market prices now quoted for bank debt.  Some economies continue to experience difficulties, either through low growth or high borrowing levels, and banking sectors in these countries remain under strain.

The position in North America has stabilised with a lower rate of impairments in the second half of 2009.  The Group retains some material single obligor concentrations on weaker credits.  Concentrations remain in gaming, residential real estate and to some poorer sub prime non-bank financial institutions loan originators.  Although the portfolio is appropriately impaired, a weakening in some of the Group's gaming exposures could well result in the need for further impairment provisions during 2010.

Commercial
Impairment has been marginally higher than originally expected this year, reflecting the harsher economic conditions that the Group's customers have experienced.  The Group continues to refine its risk management and forecasting tools to reflect the economic environment and further increase control, monitoring and support of customers.  In addition, the roll out of a combined Lloyds TSB and Bank of Scotland credit policy and risk strategy will benefit the business going forward, and the Group's prudent through the cycle lending policies will ensure that asset quality remains appropriately robust.

Portfolio metrics and stress testing analysis suggest continued material impairments through the short to medium term, as expected at this stage of the economic cycle.  Over time, impairment losses as a percentage of advances are expected to trend towards more normalised levels reflective of the historic performance of the Lloyds TSB heritage portfolio.  However, in line with past experience, the impairment improvement is expected to show some lag behind the upturn in the economy.

Credit risk
- Wholesale
(continued)

Corporate Real Estate
The Corporate Real Estate portfolio has endured a significant level of stress as a consequence of the unprecedented scale and pace of deterioration in the property sector coupled with the previous aggressive lending appetite in the heritage HBOS business.  Whilst the Group remains cautious, the current outlook for the property sector is now a little more positive with higher levels of equity being raised, yields stabilising and negative rental growth abating.  However, a sustained recovery is not predicted until 2011.  Against this backdrop, Corporate Real Estate is focusing its attention on improving the risk profile of the existing portfolio and applying conservative and prudent lending policies in relation to new business.  Clearly the management of the distressed portfolio is key not only to mitigating loss but also for Lloyds Banking Group as a significant player within the property sector to ensure that the strategies adopted do not adversely impact on a market that remains fragile.  The Group's Business Support Unit is making great progress in the achievement of these balanced objectives with a substantial number of restructurings undertaken over the last six months.

On the property investment side there are signs of recovery in capital values but this is most evident at the prime end of the commercial market.  The key concern remains the potential for an increasing level of tenant defaults against a backdrop of already depressed capital values and a continuing lack of liquidity in the market.  Sustainability of cash flow has been key to the relative resilience seen in the investment market to date but a significant rise in tenant defaults would impact adversely on debt service capability and could lead to increased impairments beyond those forecast, based on the Group's current economic assumptions.

Wholesale has invested heavily in implementing the required infrastructure to deal with the stress which has been experienced in the portfolio to date and is satisfied that impairment levels are prudent, with the impairment charge for the second half reducing from the peak evidenced in the first half.  Refinancing risk is an emerging issue with significant maturities due in the next few years.  Against the Group's economic assumptions, 2010 is expected to continue to be difficult.  However the Group has made significant strides during 2009 in putting in place robust and prudent lending policies and processes with the expectation that, in tandem with a market which is evidencing signs of recovery, Wholesale will see an improving risk profile across the portfolio together with continued reduction in impairments.

Wholesale Markets
Wholesale Markets encompasses the securitisation conduits (Cancara, Grampian and Landale), a portfolio of Structured Credit Investments and Structured Corporate Finance (which covers shipping, rail, aviation, corporate asset finance and infrastructure finance).  Global shipping markets, especially the dry bulk and container sectors, experienced considerable pressure during 2009, leading to higher impairment levels; while the Group expects continued sector pressure in 2010, it has forecast a lower rate of new problem cases.

2009 has seen a significant reduction in the size of the Treasury Assets portfolio, both in terms of notional exposure and Risk Weighted Assets.  In addition, the potential for volatility within the portfolio has been significantly reduced.  As financial market conditions have improved, write-downs of investment securities have eased.  Although both Lloyds TSB and HBOS heritage portfolios contain US residential mortgage-backed securities, which are exposed to a greater risk of further impairment, it is believed that previous write-downs and acquisition fair value adjustments for HBOS Treasury Assets remain adequate to cover the losses the Group expects to incur on these portfolios.

Credit risk
- Wholesale
(continued)

Specialist Finance
Specialised Finance comprises Acquisition Finance and Corporate Equity.
Acquisition Finance
- The Acquisition Finance (leveraged) portfolio has been impacted significantly by the economic environment, with a relatively high proportion of deals being restructured, and higher impairment levels seen than in same period in 2008.  The rate of new problem loans abated in the second half of 2009.

Corporate Equity
- The risk capital (assets representing 'Equity Risk' including ordinary equity, preference shares and institutional stock) portfolio comprises the Lloyds TSB heritage Lloyds Development Capital (LDC) business, a small Project Finance business, and the HBOS heritage Integrated Finance Investments, Joint Ventures and Fund Investments businesses.  Excluding LDC and Project Finance, the remaining Risk Capital businesses are not considered as continuing businesses to Lloyds Banking Group and as a result are being managed for value.  As a result, excluding LDC and Project Finance, there will be no 'new' investments in the portfolios and they will reduce over time as existing investments are exited.

During the first half of 2009, as a result of significant market volatility, the value of the portfolio reduced materially.  In the second half of the year, the main share indices have evidenced an upward movement and this has largely offset continued pressure on earnings across the investment portfolio, together contributing to a relatively flat position across the total portfolio.  While some positive signs are evident, value recovery going forward continues to be treated with caution.

Treasury and Trading
Treasury and Trading acts as the link between the wholesale markets and the Group's balance sheet management activities and provides pricing and risk management solutions to both internal and external clients.  The majority of Treasury and Trading's funding and risk management activity is transacted with investment grade counterparties and much of it is on a secured basis, such as Repo.  Derivative transactions with wholesale counterparties are typically collateralised under CSAs.

Asset Finance
The credit quality profile across the heritage Lloyds TSB Asset Finance (AF) non-retail portfolios has remained broadly stable over the last 12 months.  In line with the wider economic difficulties and rise in corporate failures, there has been a rise in the number of cases requiring Business Support management although the level of defaults is no greater than in 2008.  However, there has been an increased level of default in the heritage HBOS AF non-retail portfolios with the need for higher impairment charges during 2009, particularly in the daily / flexi rental end of the Fleet Operator sector and marine sector.

The AF retail portfolio has come under significant stress in 2009 in line with the broader difficult economic conditions.  The rise in the impairments and expected loss has been driven by a combination of increased unemployment, falling house prices and fall in motor values, although these have stabilised in 2009 following a large fall in 2008.  Retail second lien secured lending has been impacted by a combination of stressed factors including the fall in house prices, since the loans were provided reducing the equity in the property, the restriction in the retail credit market limiting the ability to refinance and an increase in the number of defaults due to the stressed economy resulting in larger than anticipated increases in impairments.

For both the AF retail and non-retail portfolios the outlook for 2010 remains cautious although the Group expects impairment levels to reduce compared to 2009.

Credit risk
- Wealth and International

Key highlights
·
Creation of credit risk teams and the establishment of Business Support Units in Ireland and Australia supported by divisional Business Support Unit sanctioning in the UK.
·
Impairment charges considered to have peaked in Wealth and International in 2009 given the Group's economic assumptions although uncertainty remains over Ireland and the impact of the continued economic decline on Bank of Scotland (Ireland) impairment levels.
·
Tightening of Risk Appetite following divisional and Business Unit reviews and independent Group Credit Risk Assurance reviews of all material heritage HBOS portfolios.

Wealth and International's impairment losses have increased by £3,347 million to £4,078 million in 2009.  The result was primarily driven by a severe deterioration in economic conditions in the Irish economy and to a lesser extent the Australian economy.  Impairment losses for loans and advances as a percentage of average gross loans and advances to customers increased to 6.04 per cent from 1.05 per cent in 2008.  Included within the total impairment charge was £2,949 million related to Ireland, £849 million related to Australia with a further £129 million arising in Wholesale Europe.  The impairment charge for Wealth and International is expected to have peaked in 2009, although the Group continues to monitor economic conditions in the eurozone and Ireland in particular.

Wealth and International's gross loans and advances to customers increased by £1.9 billion to £69.4 billion following the transfer of a £7 billion European loan portfolio from Wholesale division offset by repayments in most portfolios.

Total impaired loans increased by £9,976 million to £12,704 million at 31 December 2009.  As a percentage of gross loans and advances to customers impaired loans increased to 18.3 per cent from 4.0 per cent at 31 December 2008.  This increase was driven by deteriorating economic conditions, particularly in Ireland, as well as the impact of the downturn on property loans and advances, in both Ireland and Australia, and concentrations in other sectors most impacted by the downturn, such as printing, media and transport.

The division has established Credit Risk Policies which have been rolled out across all of the businesses with local policies being fully aligned.  Reviews of risk appetite were undertaken throughout 2009 which have re-emphasised management's commitment to maximising value from existing lending portfolios, seeking to reduce sector concentrations and move to 'Trusted Advisor' status thereby maximising income from selected clients.

In order to manage impaired loans effectively, Business Support Units have been established in Ireland and Australia with divisional oversight provided by the Business Support Unit Sanctioning area.  Reviews of Collections and Recoveries capability across the retail businesses have been undertaken to optimise processes and enhance capability.

Credit risk
- Wealth and International
(continued)

The tables below highlight the International credit exposure in Ireland and Australia which represent approximately 60 per cent of the division's lending assets.  As at December 2009
37 per cent
of customer advances in Wealth and International division relate to personal lending, including mortgages.  Loans to individuals are by their nature well diversified amongst a wide range of borrowers.  Wholesale assets comprise 63 per cent
of assets with a good spread of risk outwith the property sector.  Wealth and International are seeking to reduce property concentrations to rebalance the lending portfolio, with Commercial Real Estate lending currently comprising 31 per cent of the total portfolio.

As at 31 December 2009	Advances	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions (1)		Impairment provisions as a % of impaired loans
	£m	£m	%	£m		%

Wealth	9,523	281	3.0	100		35.6
International
Ireland	29,104	9,712	33.4	3,601		37.1
Australia	14,057	2,030	14.4	966		47.6
Other	16,718	681	4.1	336		49.3
	59,879	12,423	20.7	4,903		39.5
Wealth and International	69,402	12,704	18.3	5,003		39.4
Impairment provisions	(5,003)
Fair value adjustments	(851)
Total	63,548

As at 31 December 2008	Advances		Impaired loans	Impaired loans as a % of closing advances	Impairment provisions(1)	Impairment provisions as a % of impaired loans
	£m		£m	%	£m	%

Wealth	10,485		205	2.0	70	34.1
International
Ireland	31,359		1,775	5.7	682	38.4
Australia	13,055		685	5.2	256	37.4
Other	12,582		63	0.5	39	61.9
	56,996		2,523	4.4	977	38.7
	67,481		2,728	4.0	1,047	38.4
Impairment provisions	(1,047)
Fair value adjustments	(1,881)
Total	64,553

(1)
                      Impairment provisions include collective unimpaired provisions.

Credit risk
- Wealth and International
(continued)

Analysis of Gross Loans and Advances by Asset Class 31 December 2009	Ireland £bn	Australia £bn	Other £bn	Total £bn

Commercial Real Estate	11.7	6.3	3.6	21.6
Corporate	9.1	6.1	6.8	22.0
Sub total	20.8	12.4	10.4	43.6

Mortgages	7.8	-	13.3	21.1
Other retail	0.5	1.7	2.5	4.7
Sub total	8.3	1.7	15.8	25.8

Total loans and advances	29.1	14.1	26.2	69.4

Wealth

Impairment losses within Wealth have increased to £71 million for 2009 (June 2009 £26 million) primarily reflecting difficult economic conditions in Spain as well as the impact of the economic downturn on the UK Private Banking and 'Expatriates' businesses.

Ireland

The total impairment charge for Ireland is £2,949 million, of which £2,929 million relates to loans and advances and the remaining £20 million is in respect of equity.  Impairment losses for loans and advances in Ireland represent 9.9 per cent of average gross loans and advances to customers, which has increased from 3.4 per cent at the half year.  The most significant contributor to impairment losses in Ireland is the Commercial Retail Estate portfolios which make up 61 per cent of losses, representing 15.3 per cent of average Commercial Real Estate advances.  As a percentage of Commercial Real Estate assets that have an impairment allowance, total provision coverage amounts to 47 per cent.  With limited new business being written and very low levels of roll-off driven by a lack of liquidity in the commercial property market, overall exposures in local currency remain almost static.  The severe economic downturn has significantly influenced performance with commercial property prices falling approximately 55 per cent from their peak, house prices falling approximately 31 per cent from their peak and unemployment levels currently at 12.5 per cent.

Australia

Impairment losses in Australia amount to £849 million, representing 6.2 per cent of average advances as compared with 3.1 per cent as at June 2009.  The Australian economy has fared better than many others and did not formally enter recession.  However, high sector concentrations in Property and in other sectors hardest hit by the economic downturn (Printing, Transport and Media) have resulted in increased impairment losses in 2009.

Liquidity and funding

Liquidity and funding approach
The Group has adopted the heritage Lloyds TSB liquidity and funding approach which involves reduced risk appetite and increasing the diversity of funding sources, supported by extensive analysis of funding needs and strong governance.

Short-term liquidity is considered from both a business as usual and stress perspective, whilst long-term funding plans are drawn up to manage the Group's strategic balance sheet structure.  The Group's funding and liquidity position is underpinned by its significant retail deposit base and supported by resilient funding from the wholesale markets, with a reduced dependence on short-term funding.

In keeping with the Group's strategy of right sizing the balance sheet, total funding requirement has reduced by £73 billion.  During the year the Group has reduced its dependency on the repo market whilst also reducing its wholesale funding requirements.  Additionally, there has been a managed reduction in certain types of non-bank deposits, in particular certain aggressively priced corporate deposits which were sourced from HBOS customers during the crisis in the second half of 2008.  Actions taken to right-size the balance sheet have reduced the portion of the Group's funding that is derived from wholesale markets.

Group balance sheet
	As at 31 Dec 2009	As at 31 Dec 2008(1)	2009 change
	£bn	£bn	%

Assets
Loans and advances to customers	627.0	677.2	(7.4)
Wholesale assets (2)	153.6	189.2	(18.8)
Banking assets	780.6	866.4	(9.9)
Total assets	1,027.3	1,126.7	(8.8)

Liabilities
Non-bank deposits (3)	371.2	381.0	(2.6)
Wholesale funding	325.5	342.9	(5.1)
Repo	63.1	116.9	(46.0)
Total equity	44.1	35.7	23.5
Total funding	803.9	876.5	(8.3)
Total liabilities and shareholders equity	1,027.3	1,126.7	(8.8)

(1)
Adjusted to reflect the completion of the assessment of fair value of the identifiable net assets of the HBOS Group.
(2)
Wholesale assets comprise balances arising from banking businesses and includes cash and balances at central banks, loans and advances to banks, debt securities and available-for-sale financial assets.
(3)
Non-bank deposits comprise balances arising from banking businesses and consists of customer deposits.

Liquidity and funding
(continued)

During 2009, the Group has seen a stabilisation in the customer deposit base, in marked contrast to the volatility observed by parts of the heritage HBOS businesses in the second half of 2008.  The customer loan to deposit ratio improved slightly to 169 per cent compared with 177 per cent at the previous year end.  The challenge facing the Group over the medium term is to continue to access the term funding markets, and for the Group to continue to reduce its utilisation of government sponsored funding schemes.  The combination of a clear focus on right-sizing the balance sheet, developing the Group's retail liability base, and strategically accessing the capital markets will enable the Group to continue to strengthen its funding base.

The global upheaval in the financial markets that occurred during 2008 has abated during the latter part of 2009.  The steps taken in 2008 by HM Treasury, through the introduction of the Government Credit Guarantee (CGS) for senior funding and other facilities including the Special Liquidity Scheme (SLS) have together continued to provide assurance of liquidity support to the banking markets.  Notwithstanding the improvement in market liquidity during 2009, the Group continues to be reliant upon these facilities in order to maintain its wholesale funding position.  At 31 December 2009, the Group's overall support from government and central bank sponsored funding facilities totalled £157 billion, with a significant portion maturing over the course of the next two years.  The Group's balance sheet reduction plans will avoid the necessity to refinance much of this funding.

The Group has been able to take advantage of the improved market sentiment, by extending the duration of its money market funding, and by successfully accessing the term debt markets in unguaranteed format and through the issuance of Permanent RMBS.  The reduction in the volume of money market funding has contributed to an improvement in the Group's term funding ratio (wholesale funding with a remaining life of over one year) which has improved to
50
per cent at 31 December 2009 from 44 per cent at the previous year end.

The key dependencies on successfully funding the Group's balance sheet include the continued functioning of the money and capital markets at their current levels; successful right-sizing of the Group's balance sheet; the continuation of HM Treasury facilities in accordance with the terms agreed; limited further deterioration in the UK's and the Group's credit rating and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets or UK Government support schemes.  A return to the extreme market conditions of 2008 would place a strain on the Group's ability to meet its financial commitments.

	As at 31 Dec 2009	As at 31 Dec 2009	As at 31 Dec 2008	As at 31 Dec 2008
	£bn	%	£bn	%

Bank deposits	48.6	7.0	54.9	7.6
Debt securities in issue:
Certificates of deposit	50.9	7.3	77.5	10.7
Medium term notes	89.7	12.9	63.5	8.8
Covered bonds	28.1	4.0	29.1	4.0
Commercial paper	35.0	5.0	28.9	4.0
Securitisation	35.8	5.1	43.6	6.0
	239.5	34.3	242.6	33.5

Subordinated debt	37.4	5.4	45.4	6.3
Total wholesale (excluding non-bank deposits)	325.5	46.7	342.9	47.4
Customer deposits	371.2	53.3	381.0	52.6
Total Group funding (1)	696.7	100.0	723.9	100.0

(1)
Excluding repos and total equity.

Liquidity and funding
(continued)

Term funding
Lloyds Banking Group has continued to extend the term of its wholesale funding.  The following significant capital markets transactions were undertaken in 2009:

·
£13.5 billion rights issue
·
€5 billion public senior unguaranteed debt
·
£4 billion public RMBS
·
US$2 billion tier 1 capital securities

Lloyds Banking Group will continue to access the term capital markets, and has already successfully executed benchmark transactions in January 2010:

·
US$5 billion equivalent of public senior term funding
·
£2.5 billion equivalent of public RMBS

The Group had limited access to the term capital markets for large periods of 2009 due to highly market sensitive on-going negotiations around the Government Asset Protection Scheme and market recapitalisation.

Total wholesale funding is analysed by residual maturity as follows:

	As at 31 Dec 2009	As at 31 Dec 2009	As at 31 Dec 2008	As at 31 Dec 2008
	£bn	%	£bn	%

Less than one year	161.8	49.7	192.3	56.1
One to two years	48.8	15.0	29.8	8.7
Two to five years	68.7	21.1	62.2	18.1
More than five years	46.2	14.2	58.6	17.1
Total wholesale funding	325.5	100.0	342.9	100.0

During the period the Group has changed the definition of wholesale to align with that used by other international market participants to include interbank deposits, debt securities in issue and subordinated debt within this category.

Liquidity and funding
(continued)

The table below illustrates the Group's holding of highly liquid unencumbered assets.  This liquidity is available for deployment at immediate notice and is a key component of the Group's liquidity management process.

Table of eligible collateral
	As at 31 Dec 2009	As at 31 Dec 2008
	£bn	£bn

Primary liquidity(1)	88.4	46.2
Secondary liquidity(2)	62.4	58.3
Total	150.8	104.5

(1)
Primary liquidity is defined as FSA eligible liquid assets (UK Gilts, US Treasuries, Euro AAA government debt; unencumbered cash balances held at Central banks).
(2)
Secondary liquidity comprises a diversified pool of highly rated unencumbered collateral (including retained issuance).

The Group is aware that the regulatory liquidity landscape is subject to potential change and is actively participating in the industry wide consultation process.

The following tables reconcile figures reported at page 92.

			As at 31 December 2009
	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance Sheet
	£bn	£bn	£bn	£bn

Bank deposits	48.6	27.6	6.3	82.5
Debt securities in issue	239.5	-	(6.0)	233.5
Subordinated debt	37.4	-	(2.7)	34.7
Total wholesale funding	325.5	27.6
Customer deposits	371.2	35.5		406.7
Total	696.7	63.1

			As at 31 December 2008
	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Combined businesses balance sheet
	£bn	£bn	£bn	£bn

Bank deposits	54.9	95.8	4.4	155.1
Debt securities in issue	242.6	3.0	4.1	249.7
Subordinated debt	45.4	-	(3.2)	42.2
Total wholesale funding	342.9	98.8
Customer deposits	381.0	18.1	10.1	409.2
Total	723.9	116.9

People
The delivery of Lloyds Banking Group's objectives is underpinned by the ability to attract, retain and develop the best talent in the industry.  The challenges to the people agenda have never been greater with increased regulatory and public interest in remuneration practices, the effects of the Government shareholding and the impacts of integration.  Lloyds Banking Group welcomes the regulation of remuneration provided there is an international consensus and will comply with the FSA code.  The Group has successfully managed the initial stages of integration, working at pace to establish control by defining and implementing the new organisational structures and continues to proactively manage the relationship with colleagues during this period of change.  The Group has policies, procedures and governance arrangements in place to ensure the effective management of people risk as the Group integrates and grow its business.

The Group has published proposals to harmonise employee terms and conditions across the Group and is consulting with the various representative unions.  The Group actively manages its relationships with unions, but is aware of the danger of industrial action, business disruption and reputational impact arising from union behaviour and communications.  People risk is closely monitored as a key risk indicator, as well as being subject to oversight by the Board.

Customer treatment
Customer treatment and how the Group manages its customer relationships affects all aspects of Lloyds Banking Group's operations and is closely aligned with achievement of Lloyds Banking Group's strategic aim - to create deep long lasting relationships with its customers.  There is currently a high level of scrutiny regarding the treatment of customers by financial institutions from the press, politicians and regulatory bodies.

The OFT's investigation and legal test case in respect of unarranged overdraft charges on personal current accounts concluded in 2009, for further details see note 27 (Legal and regulatory matters).  The OFT is however continuing to discuss its concerns in relation to the personal current account market with the banks, consumer groups and other organisations under the auspices of its Market Study into personal current accounts.  In October 2009, the OFT published voluntary initiatives agreed with the industry and consumer groups to improve transparency of the costs and benefits of personal current accounts and improvements to the switching process.  The OFT aims to report on progress in respect of further changes it believes are required to make the market work in the best interest of bank customers by the end of March 2010.

The Group regularly reviews its product range to ensure that it meets regulatory requirements and is competitive in the market place.  Treating Customers Fairly remains the key principle underpinning the FSA's consumer protection objective.  An additional challenge for Lloyds Banking Group is ensuring the fair treatment of customers during integration of the two heritage businesses.  As a result the customer relationship management risks posed by integration are carefully considered through the integration governance process in place.  If Lloyds Banking Group is unable to demonstrate the fair treatment of its customers there is the risk of increased complaints from customers, the potential for regulatory action (which could include reviews of past business and/or the payment of fines and compensation) and adverse media coverage (leading to reputational damage in the marketplace).  The Group has policies, procedures and governance arrangements in place to facilitate the fair treatment of customers.

Integration
The integration of the two legacy organisations presents one of the largest integration challenges that has been seen in the UK financial services industry.  There is a risk that the Group may fail to realise the business growth opportunities, revenue benefits, cost synergies, operational efficiencies and other benefits anticipated from the acquisition of HBOS plc by Lloyds TSB Group plc, or may incur unanticipated costs and losses associated as a result.  As a consequence, the Group results may suffer as a result of operational, financial management and other integration risks.  The risk of failure to deliver synergy benefits or to meet publicly stated targets could potentially result in a loss of shareholder or market confidence with negative perceptions of the Group's integration strategy.  As the Group goes through the integration process there is a danger of losing key staff potentially impacting upon integration plans.

The Group has created an Integration Executive Board, chaired by the Group Operations Director, to oversee the integration process.  The Group is now one year into the integration programme and has a fully developed and functioning governance framework to manage these risks, with clear understanding of the dependencies and phased deliverables through to 2012.  The programme is ahead of plan.

STATUTORY INFORMATION

		Page
Primary statements
Consolidated income statement		98
Consolidated statement of comprehensive income		99
Consolidated balance sheet		100
Consolidated statement of changes in equity		102
Consolidated cash flow statement		103

Notes
1	Accounting policies and presentation	104
2	Critical accounting estimates and judgements	105
3	Segmental analysis	106
4	Other income	109
5	Operating expenses	111
6	Impairment	112
7	Gain on acquisition	113
8	Taxation	115
9	Earnings per share	116
10	Trading and other assets designated at fair value through profit or loss	117
11	Derivative financial instruments	117
12	Loans and advances to customers	118
13	Allowance for impairment losses on loans and receivables	118
14	Securitisations and covered bonds	119
15	Special purpose entities	121
16	Debt securities classified as loans and receivables	122
17	Available-for-sale assets financial assets	122
18	Customer deposits	122
19	Debt securities in issue	123
20	Retirement benefit obligations	123
21	Subordinated liabilities	124
22	Share capital	124
23	Reserves	126
24	Fair values of financial assets and liabilities	127
25	Contingent liabilities and commitments	128
26	Capital ratios	129
27	Legal and regulatory matters	131
28	Related party transactions	133
29	Events after the balance sheet date	136
30	Other information	136

CONSOLIDATED INCOME STATEMENT

	Note	2009	2008 (1)
		£ million	£ million

Interest and similar income		28,238	17,569
Interest and similar expense		(19,212)	(9,851)
Net interest income		9,026	7,718
Fee and commission income		4,254	3,231
Fee and commission expense		(1,517)	(694)
Net fee and commission income		2,737	2,537
Net trading income		19,098	(9,186)
Insurance premium income		8,946	5,412
Other operating income		5,490	528
Other income	4	36,271	(709)
Total income		45,297	7,009
Insurance claims		(22,019)	2,859
Total income, net of insurance claims		23,278	9,868
Government Asset Protection Scheme fee	28	(2,500)	-
Other operating expenses		(13,484)	(6,100)
Total operating expenses	5	(15,984)	(6,100)
Trading surplus		7,294	3,768
Impairment	6	(16,673)	(3,012)
Share of results of joint ventures and associates		(752)	4
Gain on acquisition	7	11,173	-
Profit before tax		1,042	760
Taxation	8	1,911	38
Profit for the year		2,953	798

Profit attributable to minority interests		126	26
Profit attributable to equity shareholders		2,827	772
Profit for the year		2,953	798

Basic earnings per share	9	7.5p	6.7p
Diluted earnings per share	9	7.5p	6.6p

Dividend per share for the year		-	11.4p
Dividend for the year		-	£648m

(1)
Restated for IFRS2 (revised).  See
note
1
on
page 104.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2009	2008 (1)
	£ million	£ million

Profit for the year	2,953	798
Other comprehensive income:
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax:
Change in fair value	1,936	(2,031)
Transferred to income statement in respect of disposals	(74)	(19)
Transferred from the income statement in respect of impairment	453	102
Other transfers to income statement	(67)	(66)
	2,248	(2,014)
Movement in cash flow hedging reserve, net of tax:
Effective portion of changes in fair value taken to other comprehensive income	(382)	(24)
Net gains transferred to the income statement	92	12
	(290)	(12)

Currency translation differences, net of tax	(219)	(362)

Other comprehensive income for the year, net of tax	1,739	(2,388)
Total comprehensive income for the year	4,692	(1,590)

Total comprehensive income attributable to minority interests	107	54
Total comprehensive income attributable to equity shareholders	4,585	(1,644)
Total comprehensive income for the year	4,692	(1,590)

(1)
Restated for IFRS 2 (Revised).  See
note
1
on
page
 104
.

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2009	As at 31 December 2008
Assets		£ million	£ million

Cash and balances at central banks		38,994	5,008
Items in course of collection from banks		1,579	946
Trading and other financial assets at fair value through profit or loss	10	150,011	45,064
Derivative financial instruments	11	49,928	28,884
Loans and receivables:
Loans and advances to customers	12	626,969	240,344
Loans and advances to banks		35,361	38,733
Debt securities	16	32,652	4,416
		694,982	283,493
Available-for-sale financial assets	17	46,602	55,707
Investment properties		4,757	2,631
Investments in joint ventures and associates		479	55
Goodwill		2,016	2,256
Value of in-force business		6,685	1,893
Other intangible assets		4,087	197
Tangible fixed assets		9,224	2,965
Current tax recoverable		680	300
Deferred tax assets		5,006	833
Other assets		12,225	5,801
Total assets		1,027,255	436,033

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2009	As at 31 December 2008
Equity and liabilities		£ million	£ million

Deposits from banks		82,452	66,514
Customer deposits	18	406,741	170,938
Items in course of transmission to banks		1,037	508
Trading and other financial liabilities at fair value through profit or loss		28,271	6,754
Derivative financial instruments	11	40,485	26,892
Notes in circulation		981	-
Debt securities in issue	19	233,502	75,710
Liabilities arising from insurance contracts and participating investment contracts		76,179	33,792
Liabilities arising from non-participating investment contracts		46,348	14,243
Unallocated surplus within insurance businesses		1,082	270
Other liabilities		29,320	11,456
Retirement benefit obligations	20	780	1,771
Current tax liabilities		51	-
Deferred tax liabilities		209	-
Other provisions		983	230
Subordinated liabilities	21	34,727	17,256

Total liabilities

		983,148	426,334

Equity
Share capital	22	10,472	1,513
Share premium account	23	14,472	2,096
Other reserves	23	7,086	(2,476)
Retained profits	23	11,248	8,260
Shareholders' equity		43,278	9,393
Minority interests		829	306

Total equity

		44,107	9,699
Total equity and liabilities		1,027,255	436,033
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits(1)	Total(1)	Minority interests	Total(1)
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2008

	2,730	(60)	9,471	12,141	284	12,425
Total comprehensive income	-	(2,416)	772	(1,644)	54	(1,590)
Dividends	-	-	(2,042)	(2,042)	(29)	(2,071)
Private placement of ordinary shares	760	-	-	760	-	760
Purchase/sale of treasury shares	-	-	16	16	-	16
Employee share option schemes:
Value of employee services	-	-	43	43	-	43
Proceeds from shares issued	119	-	-	119	-	119
Repayment of capital to minority shareholders	-	-	-	-	(3)	(3)

Balance at 31 December 2008

	3,609	(2,476)	8,260	9,393	306	9,699
Total comprehensive income	-	1,758	2,827	4,585	107	4,692
Dividends	-	-	-	-	(116)	(116)
Issue of ordinary shares:
Placing and open offer	649	3,781	-	4,430	-	4,430
Issued on acquisition of HBOS	1,944	5,707	-	7,651	-	7,651
Placing and compensatory open offer	3,905	-	-	3,905	-	3,905
Rights issue	13,112	-	-	13,112	-	13,112
Issued to Lloyds TSB Foundations	41	-	-	41	-	41
Transfer to merger reserve	(1,000)	1,000	-	-	-	-
Redemption of preference shares	2,684	(2,684)	-	-	-	-
Purchase/sale of treasury shares	-	-	45	45	-	45
Employee share option schemes:
Value of employee services	-	-	116	116	-	116
Adjustment on acquisition	-	-	-	-	5,567	5,567
Extinguishment of minority interests	-	-	-	-	(5,035)	(5,035)

Balance at 31 December 2009

	24,944	7,086	11,248	43,278	829	44,107

(1) Restated for IFRS 2 (revised).  See note 1 on page 104.

CONSOLIDATED CASH FLOW STATEMENT

	2009	2008(1)
	£ million	£ million

Profit before tax	1,042	760
Adjustments for:
Change in operating assets	61,942	(43,025)
Change in operating liabilities	(105,927)	80,933
Non-cash and other items	8,907	(4,017)
Tax received (paid)	301	(810)
Net cash provided by (used in) operating activities	(33,735)	33,841

Cash flows from investing activities
Purchase of available-for-sale financial assets	(455,816)	(144,680)
Proceeds from sale and maturity of available-for-sale financial assets	490,561	110,470
Purchase of fixed assets	(2,689)	(1,436)
Proceeds from sale of fixed assets	2,129	579
Acquisition of businesses, net of cash acquired	16,227	(19)
Disposal of businesses, net of cash disposed	411	-
Net cash provided by (used in) investing activities	50,823	(35,086)

Cash flows from financing activities
Dividends paid to equity shareholders	-	(2,042)
Dividends paid to minority interests	(116)	(29)
Interest paid on subordinated liabilities	(2,622)	(771)
Proceeds from issue of subordinated liabilities	4,187	3,021
Proceeds from issue of ordinary shares	21,533	879
Repayment of subordinated liabilities	(6,897)	(381)
Repayment of capital to minority shareholders	(33)	(3)
Net cash provided by financing activities	16,052	674
Effects of exchange rate changes on cash and cash equivalents	(210)	1,440
Change in cash and cash equivalents	32,930	869
Cash and cash equivalents at beginning of year	32,760	31,891
Cash and cash equivalents at end of year	65,690	32,760

(1)
Restated for IFRS 2 (revised).  See note 1 on page 104
.

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

1
.          Accounting policies and presentation

These financial statements as at and for the year to 31 December 2009 have been prepared in accordance with the Listing Rules of the Financial Services Authority relating to Preliminary Results.  They do not include all of the information that will be included in the full annual financial statements.  The Group's consolidated financial statements as at and for the year ended 31 December 2009 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.  Copies of the 2009 annual report and accounts will be available from 27 March 2010 and will be published on the Group's website or are available upon request from the Group Secretariat, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

There have been no significant changes to the accounting polices applied to these consolidated financial statements, compared to those applied by the Group in its 2008 annual report and accounts.

The following new IFRS pronouncements relevant to the Group have been adopted in these consolidated financial statements:

(i)
       IAS 1 (revised), 'Presentation of financial statements'.
The revised standard prohibits the presentation of items of income and expense (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity.
All non‑owner changes in equity are required to be shown in a performance statement.  Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).  The Group has elected to present two statements: an income statement and a statement of comprehensive income.  The financial statements have been prepared under the revised disclosure requirements; the application of this revised standard, which affects presentation only, has not had any impact on amounts recognised in these financial statements.

(ii)
      Amendment to IFRS 2 'Share-based Payments - Vesting Conditions and Cancellations'.
This amendment to IFRS 2 'Share-based Payments' restricts the definition of 'vesting condition' to a condition that includes an explicit or implicit requirement to provide services.  Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted.  In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation.

The main impact of this amendment for the Group arises from cancellations by employees of contributions to the Group's Save-As-You-Earn (SAYE) schemes; in the event of a cancellation the Group must recognise immediately the amount of the expense that would have otherwise been recognised over the remainder of the vesting period.  Under the former IFRS 2, such cancellations would have resulted in the reversal of the costs recognised in current and prior periods in respect of the SAYE schemes concerned for the relevant employees.  The amendment is applied retrospectively and has resulted in a restatement of the 2008 comparatives.  The effect has been to increase operating expenses and reduce profit before tax by £43 million in 2009 (2008: £47 million) but has had no effect on the Group's balance sheet or shareholders' equity as the increased expense is offset by movements in retained profits.

1.       Accounting policies and presentation
(continued)

(iii)
     Amendments to IFRS 7 'Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments'
.
The amendment requires enhanced disclosures about fair value measurement and liquidity risk.  In particular, the amendment requires disclosure of a three level fair value measurement hierarchy for financial instruments carried on the Group's balance sheet at fair value.  As the amendments only result in additional disclosures, the amendments have not had any impact for amounts recognised in these financial statements.

(iv)
      IFRS 8 'Operating Segments'
.  This new standard replaces IAS 14 'Segment Reporting' and requires reporting of financial and descriptive information about operating segments which are based on how financial information is reported and evaluated internally.  The segment information for the year ended 31 December 2009 and for the corresponding comparative period is presented in note 3.  The application of this new standard, which affects disclosures only, has not had any impact for amounts recognised in these financial statements.

Balance sheet presentation
In order to provide a more relevant presentation of the Group's financial instruments, additional line items have been added to the consolidated balance sheet to show debt securities classified as loans and receivables separately.  Comparatives have been reclassified to conform to the revised presentation.

2.       Critical accounting estimates and judgements

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses.  Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.  Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

With the exception of the fair value of identifiable net assets of HBOS, the nature of the significant judgements made by management in applying the accounting policies, and the key sources of estimation uncertainty applied by the Group in these financial statements are the same as those applied by the Group in its 2008 annual report and accounts.

The acquisition of the HBOS Group in January 2009 was accounted for in accordance with applicable accounting standards which require the recognition of the identifiable assets acquired and liabilities assumed at their acquisition-date fair values.  As part of this process, it is also necessary to identify and recognise certain assets and liabilities which are not included on the acquiree's balance sheet, for example the value of the internally generated brands and other intangible assets.

The exercise to fair value the HBOS Group balance sheet was inherently highly subjective and required management to make a number of assumptions and estimates.  The overall effect was to reduce the book value of the assets acquired by £11,975 million, after the recognition of brands and other intangibles not previously included on the HBOS Group balance sheet totalling £4,650 million.  This was offset by a reduction in the value of the HBOS Group's liabilities of £13,216 million, resulting in a net increase in the value of the net assets acquired of £1,241 million (note 7).

2.       Critical accounting estimates and judgements
(continued)

The fair value adjustments to the HBOS Group's assets principally reflect a reduction of £13,512 million in the value of customer lending.  For a significant proportion of these balances there was no active market and therefore in determining the acquisition-date fair values discounted cash flow models have been used.  The calculations were performed using benchmark interest rates and market-based credit spreads for the different lending portfolios, having regard to management's view of the level of expected credit losses.  The size of the adjustment reflects the market wide reduction in interest rates since the lending was originated and a deterioration in the credit quality of the portfolio in the worsening economic environment.

The reduction in the value of the HBOS Group's liabilities was largely due to the lower values attributed to debt instruments issued by HBOS, for example commercial paper, medium term notes and subordinated debt.  In many cases market prices were available to value these instruments and the lower fair values reflect market concern in January 2009 over the creditworthiness of HBOS.

During 2009, the effects of the fair value adjustments have started to unwind and be recognised in the Group's income statement.  The determination of the extent to which the adjustments unwind often requires significant judgement principally relating to the assessment of the extent to which losses incurred subsequent to the date of acquisition were expected and consequently reflected in the fair value adjustment made to write down the value of the lending.  In the period since the acquisition impairment losses of £6,859 million have been incurred which were reflected in the acquisition fair value adjustments.

3.

Segmental analysis

Lloyds Banking Group is a leading UK-based financial services group, providing a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group.  The Group's operating segments reflect its organisational and management structures.  GEC reviews the Group's internal reporting based around these segments in order to assess performance and allocate resources.  This assessment includes a consideration of each segments' net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis.  The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The Group's activities in 2009 were organised into four financial reporting segments: Retail, Wholesale, Wealth and International and Insurance.  The segmental results and comparatives are presented on the basis reviewed by the chief operating decision maker and as a consequence include the pre-acquisition results of HBOS for 2008 and the period from 1 January 2009 to 16 January 2009.

The Retail division, with its brands including Lloyds TSB, Halifax, Bank of Scotland, Birmingham Midshires and Cheltenham & Gloucester, is a UK provider of current accounts, savings, personal loans, credit cards and mortgages serving over 30 million customers through a large branch network in the UK.  The division is also a general insurance and bancassurance distributor selling a wide range of long-term savings, investment and general insurance products.

3.

Segmental analysis
(continued)

The Wholesale division serves in excess of a million businesses ranging from start-ups and small enterprises to global corporations, with a range of propositions fully segmented according to customer need.  The enlarged division, following the acquisition of HBOS, comprises Corporate Markets, Treasury and Trading and Asset Finance.  Corporate Markets comprises Corporate, Commercial, Corporate Real Estate, Specialist Finance and Wholesale Markets.

The Insurance division is a bancassurance provider in the UK providing a full range of long-term savings, investment and protection products, together with individual and corporate pensions.  It is also a distributor of home and payment protection and home insurance in the UK.  The division consists of three business units: Life, Pensions and Investments UK; Life, Pensions and Investments Europe; and General Insurance.

Wealth and International was created in 2009 to give increased focus and momentum to the Group's private banking and asset management activities and to closely co-ordinate the management of its international businesses.  Wealth comprises the Group's private banking, wealth and asset management businesses in the UK and overseas.  International comprises corporate, commercial, asset finance and retail businesses, principally in Australia, Ireland and Continental Europe.

Other includes the results of managing the Group's technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and procurement services, the costs of which are predominantly recharged to the other divisions.  It also reflects other items not recharged to the divisions, including hedge ineffectiveness.  The improvement in revenue of £1,376 million in 2009 compared to 2008 primarily reflects gains on the extinguishment of certain liabilities in 2009.

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged.  Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For those derivative contracts entered into by business units for risk management purposes, the business unit retains the amount that would have been recognised on an accrual accounting basis (an amount equal to the interest element of the next payment on the swap) and transfers the remainder of the fair value of the swap to the central group segment where the resulting accounting volatility is managed though the establishment of hedge accounting relationships.  Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment.  This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and records volatility in the central group segment where it is managed.

3.       Segmental analysis
(continued)

Comparative figures in this note are presented on a combined businesses basis (see note
1, Basis of preparation of combined business basis
, on
page
 55
) consistent with the way in which the chief operating decision-maker receives segment information.
2009	Net interest income	Other income	Total income	Profit before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Retail	7,970	1,804	9,774	1,382	14,221	(4,447)
Wholesale	4,710	4,199	8,909	(4,703)	5,965	2,944
Wealth and International	1,217	1,128	2,345	(2,356)	2,859	(514)
Insurance	(287)	2,944	2,657	975	3,780	(1,123)
Other	(884)	1,800	916	(1,598)	(2,224)	3,140
Group - reported basis (1)	12,726	11,875	24,601	(6,300)	24,601	-
Insurance grossing adjustment	(1,280)	21,659	20,379	-
Integration costs	-	-	-	(1,096)
Volatility	(11)	479	468	478
Analysis of fair value unwind	(2,166)	1,135	(1,031)	-
Negative goodwill credit	-	-	-	11,173
Amortisation of purchased intangibles and goodwill impairment	-	-	-	(993)
GAPS fee	-	-	-	(2,500)
Pre-acquisition consolidated losses of HBOS	(243)	1,123	880	280
Group - statutory	9,026	36,271	45,297	1,042

(1)
See
pages
 8 and 18.

External segment assets	As at 31 Dec 2009	As at 31 Dec 2008
	£m	£m

Retail	383,588	393,827
Wholesale	394,057	517,269
Wealth and International	94,051	86,394
Insurance	135,814	127,249
Other	19,745	1,979
Total Group	1,027,255	1,126,718

Segment customer deposits
Retail	224,149	216,282
Wholesale	153,389	157,941
Wealth and International	29,037	34,095
Other	166	844
Total Group	406,741	409,162

3.       Segmental analysis
(continued)

2008	Net interest Income	Other income	Total income	Profit before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Retail	8,454	2,739	11,193	2,542	15,228	(4,035)
Wholesale	5,752	(302)	5,450	(10,479)	(150)	5,600
Wealth and International	1,314	1,191	2,505	277	1,883	622
Insurance	(345)	3,493	3,148	1,540	6,020	(2,872)
Other	(272)	(188)	(460)	(593)	(1,145)	685
Group - reported basis (1)	14,903	6,933	21,836	(6,713)	21,836	-
Insurance grossing adjustment	2,359	(10,225)	(7,866)	10
Results of BankWest and St. Andrews	524	148	672	90
Loss on disposal of businesses	-	-	-	(845)
Volatility	9	(2,358)	(2,349)	(2,349)
Amortisation of purchased intangibles and goodwill impairment	-	-	-	(258)
Pre-acquisition consolidated losses of HBOS	(10,077)	4,793	(5,284)	10,825
Group - statutory	7,718	(709)	7,009	760

 (1)
See
pages 8
and 19.

4.       Other income
	2009	2008
	£m	£m

Fee and commission income:
Current account fees	1,088	707
Insurance broking	539	549
Credit and debit card fees	765	581
Trust and other fiduciary fees	395	413
Other fees and commissions	1,467	981
	4,254	3,231
Fee and commission expense	(1,517)	(694)
Net fee and commission income	2,737	2,537
Net trading income	19,098	(9,186)
Insurance premium income	8,946	5,412
Gains on capital transactions	1,498	-
Other operating income	3,992	528
Total other income	36,271	(709)

Certain amounts have been reclassified from other operating income to net trading income in the second half of 2009; there is no impact on total other income or on comparative figures.

4.       Other income
(continued)

During 2009, as part of the Group's management of capital, the Group exchanged certain existing subordinated debt securities for new securities as described below.  These exchanges resulted in a gain on extinguishment of the existing liability of £1,498 million, being the difference between the carrying amount of the security extinguished and the fair value of the new security together with related fees and costs.

In the first half of 2009, undated subordinated notes issued by a number of Group companies were exchanged for innovative tier 1 securities and senior unsecured notes issued by Lloyds TSB Bank plc.  These exchanges resulted in a gain of £745 million.

In July 2009, dated and undated subordinated liabilities issued by Clerical Medical Finance plc were exchanged for senior unsecured notes issued by Lloyds TSB Bank plc resulting in a gain of £30 million.

In November 2009, as part of the restructuring plan that was a requirement for EC approval of state aid received by the Group, the Group agreed to suspend the payment of coupons and dividends on certain of the Group's preference shares and preferred securities for the two year period from 31 January 2010 to 31 January 2012.  This suspension gave rise to a partial extinguishment of the original liability, equivalent to the present value of the suspended cash flows.  During December 2009, as part of the Group's recapitalisation and exit from GAPS, certain preference shares, preferred securities and undated subordinated notes were exchanged for enhanced capital notes.  These exchanges, together with the partial extinguishment of liabilities arising from the suspension of payments on coupons, resulted in a gain of £723 million.

5.            Operating expenses
	2009	2008(1)
	£m	£m
Administrative expenses
Staff costs:
Salaries	4,369	2,230
Social security costs	383	176
Pensions and other post-retirement benefit schemes	744	235
Restructuring costs	412	14
Other staff costs	767	323
	6,675	2,978
Premises and equipment:
Rent and rates	569	318
Hire of equipment	20	16
Repairs and maintenance	226	151
Other	341	165
	1,156	650
Other expenses:
Communications and data processing	668	455
Advertising and promotion	335	194
Professional fees	540	229
Other	1,310	808
	2,853	1,686
Depreciation and amortisation
Depreciation of tangible fixed assets	1,716	648
Amortisation of acquired in-force non-participating investment contracts	75	-
Amortisation of other intangible assets	769	38
Depreciation and amortisation	2,560	686
Goodwill impairment	240	100
Total operating expenses, excluding GAPS fee	13,484	6,100

Government Asset Protection Scheme fee (note 28)	2,500	-
Total operating expenses	15,984	6,100

Cost:income ratio (2)	68.7%	61.8%
Cost:income ratio , excluding GAPS fee	57.9%	61.8%

(1)
Re-stated for IFRS 2 (revised).
(2)
Total operating expenses divided by total income, net of insurance claims.

The Group reviews goodwill held in the Group's balance sheet for impairment at least annually or when events or changes in economic circumstances indicate an impairment may have taken place.  Goodwill attributable to the Group's asset finance business, for which an impairment charge was recognised in the Group's financial statements for the year ended 31 December 2008, has been reviewed for impairment due to the continuing uncertainties over the short-term macroeconomic environment.  As a consequence, the carrying value of the consumer finance cash generating unit within Asset Finance has been reassessed resulting in an additional goodwill impairment charge of £240 million.

5.       Operating expenses
(continued)

The UK government has published draft legislation which, when enacted, will introduce a bank payroll tax of 50 per cent applicable to discretionary bonuses and other amounts over £25,000 awarded to bank employees in the period 9 December 2009 to 5 April 2010.  The legislation has yet to be finalised and there remain significant uncertainties over aspects of its detailed application and the Group continues to assess its ultimate liability in respect of all of its schemes.  However, in accordance with the requirements of IAS 19 'Employee Benefits' the Group has provided in full for the estimated cost of the bank payroll tax; the amount is not significant.

6.       Impairment
	2009	2008
	£m	£m

Impairment losses on:
Loans and advances to customers	15,783	2,584
Loans and advances to banks	(3)	135
Debt securities classified as loans and receivables	248	157
Impairment losses on loans and receivables (note 13)	16,028	2,876
Impairment of available-for-sale financial assets	602	130
Other credit risk provisions	43	6
Total impairment charged to the income statement	16,673	3,012

7.       Gain on acquisition

On 16 January 2009, the Group acquired 100 per cent of the ordinary share capital of HBOS plc, which together with its subsidiaries, undertakes banking, insurance and other financial services related activities in the UK and in certain overseas locations.

During the second half of the year, the Group has completed its assessment of the fair value of the identifiable net assets acquired.  The final fair value of these assets and liabilities is set out in the table below.

At the
time of the recommended offer for HBOS in September 2008, it had become increasingly difficult for HBOS to raise funds in wholesale markets and their board sought to restore confidence and stability through an agreement to be acquired by Lloyds TSB announced on 18 September 2008 at the original terms of 0.833 Lloyds TSB shares for each HBOS share.  However turbulence in the markets continued and the UK Government decided in October 2008 that it would be appropriate for the UK banking sector to increase its level of capitalisation.  As a consequence of the recapitalisation of HBOS and the impact of the deteriorating market conditions the terms of final agreed offer were revised down to a ratio of 0.605 per HBOS share.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition.  The negative goodwill is recognised as 'Gain on acquisition' in the income statement for the year ended 31 December 2009.

	Book value as at 16 Jan 2009	Fair value adjustments	Fair value as at 16 Jan 2009
	£m	£m	£m
Assets
Cash and balances at central banks	2,123	-	2,123
Items in course of collection from banks	523	-	523
Trading and other financial assets at fair value through profit or loss	83,857	-	83,857
Derivative financial instruments	54,840	(808)	54,032
Loans and receivables:
Loans and advances to customers	450,351	(13,512)	436,839
Loans and advances to banks	15,751	43	15,794
Debt securities	39,819	(1,411)	38,408
Available-for-sale financial assets	27,151	-	27,151
Investment properties	3,002	-	3,002
Investments in joint ventures and associates	1,152	23	1,175
Value of in-force business	3,152	561	3,713
Other intangible assets	104	4,650	4,754
Tangible fixed assets	5,721	(14)	5,707
Current tax recoverable	1,050	-	1,050
Deferred tax assets	2,556	(602)	1,954
Other assets	7,601	(905)	6,696
Total assets	698,753	(11,975)	686,778

7.

Gain on acquisition
(continued)
	Book value as at 16 Jan 2009	Fair value adjustments	Fair value as at 16 Jan 2009
	£m	£m	£m
Liabilities
Deposits from banks	87,731	109	87,840
Customer deposits	223,859	835	224,694
Items in course of transmission to banks	521	-	521
Trading and other financial liabilities at fair value through profit or loss	16,360	-	16,360
Derivative financial instruments	45,798	-	45,798
Notes in circulation	936	-	936
Debt securities in issue	191,566	(6,247)	185,319
Liabilities arising from insurance contracts and participating investment contracts	36,405	282	36,687
Liabilities arising from non-participating investment contracts	28,168	13	28,181
Unallocated surplus within insurance businesses	526	-	526
Other liabilities	14,732	(312)	14,420
Retirement benefit obligations	(474)	832	358
Current tax liabilities	58	-	58
Deferred tax liabilities	245	(142)	103
Other provisions	146	606	752
Subordinated liabilities	29,240	(9,192)	20,048
Total liabilities	675,817	(13,216)	662,601

	22,936	1,241	24,177

			£m

Fair value of net assets acquired			24,177
Adjust for:
Preference shares(1)			(3,917)
Minority interests			(1,300)
Adjusted net assets of HBOS acquired			18,960

Consideration and acquisition costs:
Issue of 7,776 million ordinary shares of 25p in Lloyds Banking Group plc(2)			(7,651)
Fees and expenses related to the transaction			(136)
Total consideration			(7,787)
Gain arising on acquisition			11,173

(1)
On 16 January 2009, the Group cancelled the following HBOS preference share issuances in exchange for preference shares issued by Lloyds Banking Group plc: 6.475 per cent non-cumulative preference shares of £1 each, 6.3673 per cent non-cumulative fixed to floating preference shares of £1 each and 6.0884 per cent non-cumulative preference shares of £1 each.  The fair value of the Lloyds Banking Group preference shares issued is deducted from the net assets acquired for the purposes of calculating the gain arising on acquisition.
(2)
The calculation of consideration is based on the closing price of Lloyds TSB ordinary shares of 98.4p on 16 January 2009; 12,852 million HBOS shares were exchanged for Lloyds Banking Group shares at a ratio of 0.605 shares per HBOS share.

7.

Gain on acquisition
(continued)

The post acquisition loss before tax of HBOS plc covering the period from 17 January 2009 to 31 December 2009 which is included in the Group statutory consolidated income statement for the year to 31 December 2009 is £5,613 million.

Had the acquisition date of HBOS plc been 1 January 2009, Lloyds Banking Group consolidated total income would have been £880 million lower at £44,417 million and Lloyds Banking Group consolidated profit before tax, would have been £280 million lower at £762 million.

8.       Taxation
A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax, to the tax credit, is given below:
	2009	2008(1)
	£m	£m

Profit before tax	1,042	760

Tax charge thereon at UK corporation tax rate of 28% (2008: 28.5%)	(292)	(217)
Factors affecting credit:
Goodwill	3,022	(28)
Disallowed and non-taxable items	447	(116)
Overseas tax rate differences	(352)	(39)
Gains exempted or covered by capital losses	(14)	27
Policyholder interests	(295)	330
Tax losses where no deferred tax provided	(332)	-
Adjustments in respect of previous years	(66)	101
Effect of profit (loss) in joint ventures and associates	(211)	-
Other items	4	(20)
Tax credit	1,911	38

(1)
Restated for IFRS 2 (Revised).

9.       Earnings per share
	2009	2008

Basic
Profit attributable to equity shareholders	£2,827m	£772m
Weighted average number of ordinary shares in issue	37,674m	11,581m
Earnings per share	7.5p	6.7p

Fully diluted
Profit attributable to equity shareholders	£2,827m	£772m
Weighted average number of ordinary shares in issue	37,929m	11,660m
Earnings per share	7.5p	6.6p

The average number of ordinary shares in issue in 2008 has been adjusted to reflect the impact of the bonus element of share issues in 2009; profit attributable to equity shareholders has been restated for the impact of IFRS 2 (revised).  The impact on prior year comparatives is as follows:

2008
£m

Profit attributable to equity shareholders as published	819
Restatement for IFRS 2 (revised)	(47)
Restated	772

Weighted average number of ordinary shares in issue (basic) as published	5,742m
Restatement for bonus element of share issues	5,839m
Restated	11,581m

Weighted average number of ordinary shares in issue (diluted) as published	5,781m
Restatement for bonus element of share issues	5,879m
Restated	11,660m

10.     Trading and other financial assets at fair value through profit or loss
	2009	2008
	£m	£m

Trading	27,245	857

Other financial assets at fair value through profit or loss:
Loans and advances to customers	166	325
Loans and advances to banks	635	-
Debt securities	37,815	20,608
Equity shares	84,150	23,274
	122,766	44,207
	150,011	45,064

Included in the above is £118,573 million (31 December 2008: £39,899 million) of assets relating to the insurance business.

Included in the above is £3,410 million (31 December 2008: £1,711 million) of asset-backed securities.

11
.     Derivative financial instruments
	2009		2008
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	4,624	1,236	434	1,665
Derivatives designated as cash flow hedges	4,762	7,432	1	91
Derivatives designated as net investment hedges	44	19	-	2,413
	9,430	8,687	435	4,169
Trading and other
Exchange rate contracts	9,206	3,913	10,869	6,308
Interest rate contracts	25,942	26,216	13,089	13,664
Credit derivatives	1,711	444	4,257	2,670
Embedded equity conversion feature	1,797	-	-	-
Equity and other contracts	1,842	1,225	234	81
	40,498	31,798	28,449	22,723
Total recognised derivative assets/liabilities	49,928	40,485	28,884	26,892

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral.  Of the derivative assets of £49,928 million at 31 December 2009 (31 December 2008: £28,884 million), £21,698 million (31 December 2008: £10,598 million) are available for offset under master netting arrangements.  These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances.  Of the net derivative assets of £28,230 million (31 December 2008: £18,286 million), cash collateral of £6,645 million (31 December 2008: £2,970 million) was held and a further £13,004 million (31 December 2008: £5,840 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

The embedded equity conversion feature of £1,797 million reflects the value at 31 December 2009 of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in December 2009 as part of the Group's recapitalisation and exit from the Government Asset Protection Scheme (see note 21).

12.     Loans and advances to customers
		2009	2008
		£m	£m

	Agriculture, forestry and fishing	5,130	3,969
	Energy and water supply	3,031	2,598
	Manufacturing	14,912	12,057
	Construction	10,830	3,016
	Transport, distribution and hotels	31,820	14,664
	Postal and communications	1,662	1,060
	Property companies	83,820	23,318
	Financial, business and other services	66,923	33,319
Personal	- mortgages	362,667	114,643
	- other	42,958	25,318
	Lease financing	9,307	4,546
	Hire purchase	8,710	5,295
		641,770	243,803
	Allowance for impairment losses on loans and advances	(14,801)	(3,459)
	Total loans and advances to customers	626,969	240,344

Loans and advances to customers include advances securitised under the Group's securitisation and covered bonds programmes.  Further details are given in note 14 below.

13.     Allowance for impairment losses on loans and receivables
	2009	2008
	£m	£m

Balance at 1 January	3,727	2,408
Exchange and other adjustments	161	43
Advances written off	(4,200)	(1,610)
Recoveries of advances written off in previous years	110	112
Unwinding of discount	(446)	(102)
Charge to the income statement	16,028	2,876
Balance at 31 December	15,380	3,727

Loans and advances to banks	149	135
Loans and advances to customers	14,801	3,459
Debt securities	430	133
Balance at 31 December	15,380	3,727

14.     Securitisations and covered bonds

Securitisation
Loans and advances to customers include advances securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs).  As the SPEs are funded by the issue of debt on terms whereby some of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these advances are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue.

Covered bonds
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group.  The Group retains substantially all of the risks and rewards associated with these loans and the partnerships are consolidated fully and the loans retained on the Group's balance sheet, with the related covered bonds on issue included within debt securities in issue.

The Group's principal securitisation and covered bond programmes, together with the balances of the advances subject to securitisation and the carrying value of the notes in issue at 31 December, are listed in the table overleaf.  The notes in issue are reported in note 19.

14.     Securitisations and covered bonds
(continued)

		2009		2008
	Gross assets securitised		Notes in issue	Gross assets securitised	Notes in issue
Securitisation	Type of loan	£m	£m	£m	£m

Arkle	UK residential mortgages	32,070	18,141	34,293	27,189
Ascot Black(1)	Commercial banking loans	1,220	-	1,434	-
Goodwood Gold(1)	Commercial banking loans	2,932	119	2,909	127
Doncaster Gold(1)	Commercial banking loans	831	60	950	48
Exeter Blue(1)	PPP/PFI & project finance loans	877	45	859	48
Kelso(1)	Corporate banking loans and RCFs	595	7	1,158	3
Morse(1)	Corporate banking loans and RCFs	-	-	1,050	-
Cooper's Hill	UK residential mortgages	11,383	12,000	-	-
Highland	UK residential mortgages	5,937	6,050	-	-
Permanent	UK residential mortgages	38,134	30,512	-	-
Mound	UK residential mortgages	8,603	6,933	-	-
Handbridge	Personal loans	3,730	2,613	-	-
Candide	Dutch residential mortgages	4,800	4,663	-	-
Prominent	Commercial loans	898	787	-	-
Chepstow Blue	Commercial loans	3,959	4,050	-	-
Derby Blue	Commercial loans	3,231	3,250	-	-
Pendeford	UK residential mortgages	11,994	9,039	-	-
Balliol	UK residential mortgages	12,771	12,819	-	-
Brae	UK residential mortgages	7,838	9,588	-	-
Dakota	UK residential mortgages	3,832	3,826	-	-
Deva	UK residential mortgages	6,691	6,906	-	-
Penarth	Credit card receivables	5,155	2,699	-	-
Tioba	UK residential mortgages	2,094	2,249	-	-
Trinity	UK residential mortgages	11,033	11,466	-	-
Wolfhound	Irish residential mortgages	6,522	6,585	-	-
Bella Trust Series	Motor vehicle loans	443	470	-	-
Other	UK residential mortgages	63	169	-	-
		187,636	155,046	42,653	27,415
Less held by the Group			(117,489)		(17,365)
Total securitisations			37,557		10,050

Covered bonds
Residential Mortgage-Backed Covered Bonds		99,753	76,636	40,608	24,000
Social Housing Loan-Backed Covered Bonds		3,356	2,735	-	-
		103,109	79,371	40,608	24,000
Less held by the Group			(52,060)		(24,000)
Total covered bonds			27,311		-

Total securitisations and covered bonds			64,868		10,050

(1)
Securitisations utilising a combination of external funding and credit default swaps.

Cash deposits of £31,480 million (31 December 2008: £1,846 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs and other legal obligations.

15.     Special purpose entities

In addition to the SPEs disclosed in note 14, which are used for securitisation and covered bond programmes, the Group sponsors three asset-backed conduits, Cancara, Grampian and Landale which invest in debt securities and client receivables.  All the external assets in these conduits are consolidated in the Group's balance sheet and are included in the credit market exposures set out on page 63.
The total consolidated exposures in these conduits are set out in the table below:

At 31 December 2009	Cancara £m	Grampian £m	Landale £m	Total £m

Loans and receivables	3,681	-	-	3,681
Debt securities:
Classified as loans and receivables (note 16)	15	9,867	698	10,580
Classified as available-for-sale (note 17)	5,382	-	-	5,382
Total debt securities	5,397	9,867	698	15,962
Total assets	9,078	9,867	698	19,643

At 31 December 2008

Loans and receivables	5,905	-	-	5,905
Debt securities:
Classified as loans and receivables (note 16)	437	-	-	437
Classified as available-for-sale (note 17)	6,273	-	-	6,273
Total debt securities	6,710	-	-	6,710
Total assets	12,615	-	-	12,615

Other Special Purpose Entities
During 2009, the Group established Lloyds TSB Pension ABCS (No 1) LLP and Lloyds TSB Pension ABCS (No 2) LLP and transferred approximately £5 billion of assets primarily comprising notes in certain of the Group's securitisation programmes in aggregate to these entities.  The Group transferred interests in these LLPs with a fair value of approximately £1 billion in aggregate to the Lloyds TSB Group Pension Scheme No 1 and the Lloyds TSB Group Pension Scheme No 2 entitling these schemes to annual payments of approximately £215 million in aggregate until 31 December 2014 (see note 20).

16.     Debt securities classified as loans and receivables

Debt securities classified as loans and receivables comprise:
	2009	2008
	£m	£m

Asset-backed securities:
Mortgage-backed securities	13,322	478
Other asset-backed securities	17,137	540
Corporate and other debt securities	2,623	3,531
	33,082	4,549
Allowance for impairment losses	(430)	(133)
Total	32,652	4,416

Included in asset-backed securities are £10,580 million (31 December 2008: £437 million) held in Cancara, Grampian, and Landale, the Group's asset-backed commercial paper conduits (note 15).

17.     Available-for-sale financial assets
	2009	2008
	£m	£m

Asset-backed securities	12,421	13,792
Other debt securities:
Bank and building society certificates of deposit	1,014	9,602
Government securities	8,669	868
Other public sector securities	31	12
Corporate and other debt securities	19,904	2,183
	29,618	12,665
Equity shares	2,031	41
Treasury bills and other bills	2,532	29,209
Total	46,602	55,707

Included above are £5,382 million (31 December 2008: £6,273 million) held in Cancara, one of the Group's asset-backed commercial paper conduits (note 15).

18.     Customer deposits
	2009	2008
	£m	£m

Sterling:
Non-interest bearing current accounts	8,091	3,250
Interest bearing current accounts	89,597	43,787
Savings and investment accounts	204,562	73,782
Other customer deposits	76,028	25,154
Total sterling	378,278	145,973
Currency	28,463	24,965
Total	406,741	170,938

19.     Debt securities in issue

	2009			2008
At fair value through profit or loss		At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Certificates of deposits	-	50,858	50,858	-	33,207	33,207
Medium-term notes issued	6,160	82,876	89,036	6,748	11,823	18,571
Covered bonds (note 14)	-	27,311	27,311	-	-	-
Commercial paper	-	34,900	34,900	-	20,630	20,630
Securitisation notes (note 14)	-	37,557	37,557	-	10,050	10,050
	6,160	233,502	239,662	6,748	75,710	82,458

20.     Retirement benefit obligations
	2009	2008
	£m	£m

Defined benefit pension schemes
Present value of funded obligations	(27,073)	(15,617)
Fair value of scheme assets	23,518	13,693
Net defined benefit scheme deficit	(3,555)	(1,924)
Unrecognised actuarial losses	2,936	267
Net recognised defined benefit scheme deficit	(619)	(1,657)
Other post-retirement benefit schemes	(161)	(114)
Net recognised liability before tax	(780)	(1,771)

The net recognised liability in respect of retirement benefit obligations reduced by £991 million from £1,771 million to £780 million reflecting a reduction in the net recognised defined benefit scheme deficit of £1,038 million, which more than offset an increase in the deficit related to other retirement benefit schemes of £47 million.

Before taking into account an increase of £2,669 million in unrecognised actuarial losses the net defined benefit scheme deficit increased by £1,631 million or 85 per cent from £1,924 million to £3,555 million; the acquisition of HBOS accounted for £835 million of this increase.  The remainder of the increase largely reflects a reduction in the real discount rate used to value the schemes' liabilities which more than offset one-off contributions to the Lloyds TSB Group Pension Scheme No 1 and the Lloyds TSB Group Pension Scheme No 2 of approximately £1 billion in aggregate.  These contributions took the form of interests in limited liability partnerships for each of the two schemes which contain assets of approximately £5 billion in aggregate entitling the schemes to annual payments of approximately £215 million in aggregate until 31 December 2014; thereafter, assuming that all distributions have been made, the value of the partnership interests will equate to a nominal amount.  The limited liability partnerships are fully consolidated in the Group's balance sheet.

21.     Subordinated liabilities
	2009	2008
	£m	£m

Preference shares	1,983	1,408
Preferred securities	2,917	4,088
Undated subordinated liabilities	4,826	5,638
Enhanced capital notes	9,047	-
Dated subordinated liabilities	15,954	6,122
	34,727	17,256

The increase in subordinated liabilities includes £20,048 million arising on the acquisition of HBOS.  In addition, during the year, as part of the Group's recapitalisation and exit from the Government Asset Protection Scheme (GAPS) in December 2009, the Group issued enhanced capital notes in exchange for certain existing preference shares, preferred securities and undated subordinated liabilities.  The Group also undertook a number of liability management transactions during 2009 which resulted in the exchange of certain subordinated liabilities for new subordinated liabilities or for new senior unsecured notes, which are included in debt securities in issue.

22.     Share capital

	Number of shares	2009	2008
	(million)	£m	£m

Ordinary shares of 10p (formerly 25p) each
At 1 January	5,973	1,493	1,412
Private placement	-	-	71
Placing and open offer	2,597	649	-
Acquisition of HBOS	7,776	1,944	-
Capitalisation issue	408	102	-
Placing and compensatory open offer	10,408	2,602	-
Sub-division	-	(4,074)	-
Rights issue	36,505	3,651	-
Issued to Lloyds TSB Foundations	108	11	-
Issued under employee share schemes	-	-	10
At 31 December	63,775	6,378	1,493

Limited voting ordinary shares of 10p (formerly 25p) each
At 1 January	79	20	20
Capitalisation issue	2	-	-
Sub-division	-	(12)	-
At 31 December	81	8	20

Deferred shares of 15p each
At 1 January	-	-	-
Sub-division of ordinary shares	27,162	4,074	-
Sub-division of limited voting shares	81	12	-
At 31 December	27,243	4,086	-
Total share capital		10,472	1,513

22.     Share capital
(continued)

On 13 January 2009 the Company issued 2,597 million shares under a placing and open offer, largely subscribed for by HM Treasury as part of the recapitalisation of the banking industry by the UK Government which raised £4,430 million (net of £70 million issue costs).  This issue resulted in an increase of £649 million in share capital and an increase of £3,781 million in the merger reserve.

On 16 January 2009 the Company issued 7,776 million shares in consideration of the acquisition of HBOS, whereby 12,852 million HBOS shares were exchanged for Lloyds Banking group shares at a ratio of 0.605 shares per HBOS share.  This issue resulted in an increase of £1,944 million in share capital and an increase of £5,707 million in the merger reserve.

In lieu of an interim dividend the Group announced a capitalisation issue of 1 for 40 ordinary shares held and on 11 May 2009 408 million ordinary shares of 25 pence were issued.  This resulted in an increase in share capital of £102 million with a corresponding reduction in the share premium account.

On 16 June 2009 the Company issued 10,408 million shares as part of a placing and compensatory open offer which raised £3,905 million (net of £95 million issue costs), the proceeds of which were used to redeem the £4,000 million of 12 per cent fixed-to-floating rate non-cumulative callable preference shares of 25 pence each issued to HM Treasury earlier in the year.  This issue resulted in an increase of £2,602 million in share capital and an increase of £1,303 million in the share premium account.

At the General Meeting held on 26 November 2009 the shareholders approved the sub-division of the ordinary shares with each ordinary share sub-divided into one ordinary share of 10 pence and a deferred share of 15 pence.  In addition, the shareholders approved the sub-division of the limited voting shares with each share of 25 pence sub-divided into one limited voting share of 10 pence and a deferred share of 15 pence.

On 27 November 2009 the Company issued 36,505 million shares, nil paid in respect of a rights issue as an alternative to the Government Asset Protection Scheme.  The new shares were issued at a price of 37 pence per share and dealings in the fully paid shares commenced on 14 December 2009.  The rights issue raised £13,112 million (net of £395 million issue costs).  This issue resulted in the increase of £3,651 million in share capital and an increase of £9,461 million in the share premium account.

23.     Reserves
		Other reserves
	Share premium	Merger reserve	Available- for- sale	Cash flow hedging	Other	Total	Retained profits
	£m	£m	£m	£m	£m	£m	£m

At 1 January	2,096	343	(2,982)	(15)	178	(2,476)	8,260
Placing and open offer	-	3,781	-	-	-	3,781	-
Acquisition of HBOS	-	5,707	-	-	-	5,707	-
Capitalisation issue	(102)	-	-	-	-	-	-
Placing and compensatory open offer	1,303	-	-	-	-	-	-
Transfer to merger reserve	(1,000)	1,000	-	-	-	1,000	-
Rights issue	9,461	-	-	-	-	-	-
Issued to Lloyds TSB Foundations	30	-	-	-	-	-	-
Redemption of preference shares	2,684	(2,710)	-	-	26	(2,684)	-
Profit for the year	-	-	-	-	-	-	2,827
Movement in treasury shares	-	-	-	-	-	-	45
Value of employee services	-	-	-	-	-	-	116
Change in fair value of available-for-sale assets (net of tax)	-	-	1,955	-	-	1,955	-
Change in fair value of hedging derivatives (net of tax)	-	-	-	(382)	-	(382)	-
Transfers to income statement (net of tax)	-	-	312	92	-	404	-
Exchange and other	-	-	(199)	-	(20)	(219)	-
	14,472	8,121	(914)	(305)	184	7,086	11,248

Distributable reserves of £1,000 million arose on the issue of preference shares in January 2009 which were classified as debt.  In June 2009 these preference shares were redeemed out of the placing and compensatory open offer and the distributable element of this issue was transferred to the merger reserve.

In December 2009 the Group partially redeemed eight series of preference shares in exchange for the issue of enhanced capital notes.  This resulted in a transfer of £26 million from the merger reserve to the capital redemption reserve and a transfer of £2,684 million from the merger reserve to the share premium account.

24.     Fair values of financial assets and liabilities

Valuation hierarchy	Level 1	Level 2	Level 3	Total
2009	£m	£m	£m	£m

Trading and other financial assets at fair value through profit or loss	103,853	43,246	2,912	150,011
Available-for-sale financial assets	12,881	31,110	2,611	46,602
Derivative financial instruments	977	47,014	1,937	49,928
Financial assets	117,711	121,370	7,460	246,541

Trading and other financial liabilities at fair value through profit or loss	511	27,760	-	28,271
Derivative financial instruments	66	40,222	197	40,485
Financial guarantees	-	-	38	38
Financial liabilities	577	67,982	235	68,794

	Level 1	Level 2	Level 3	Total
2008	£m	£m	£m	£m

Trading and other financial assets at fair value through profit or loss	38,019	5,373	1,672	45,064
Available-for-sale financial assets	30,184	22,362	3,161	55,707
Derivative financial instruments	2,147	26,601	136	28,884
Financial assets	70,350	54,336	4,969	129,655

Trading and other financial liabilities at fair value through profit or loss	6	6,748	-	6,754
Derivative financial instruments	153	26,161	578	26,892
Financial guarantees	-	-	35	35
Financial liabilities	159	32,909	613	33,681

Level 1 portfolios
Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities.  Products classified as level 1 predominantly comprise treasury bills and other government securities.

Level 2 portfolios
Level 2 portfolios are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data, the instrument is considered to be level 2.  Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

Level 3 portfolios
Level 3 portfolios are those where at least one input which could have a significant effect on the instruments valuation is not based on observable market data.  Such instruments would include the Group's venture capital and unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows.  Certain of the Group's asset-backed securities and derivatives, principally where there is no trading activity in such securities, are also classified as level 3.

25.     Contingent liabilities and commitments
	2009	2008
	£m	£m

Contingent liabilities
Acceptances and endorsements	59	49
Other:
Other items serving as direct credit substitutes	1,494	1,870
Performance bonds and other transactions related contingencies	4,555	2,850
	6,049	4,720
	6,108	4,769
Commitments
Documentary credits and other short-term trade related transactions	288	319
Forward asset purchases and forward deposits placed	758	613
Undrawn formal standby facilities, credit lines and other commitments to lend:
Mortgage offers	9,058	3,056
Other commitments	118,479	77,767
	127,537	80,823
	128,583	81,755

26.     Capital ratios

Capital resources	2009	2008
	£m	£m

Core tier 1
Ordinary share capital and reserves	44,275	9,573
Regulatory post-retirement benefit adjustments	434	435
Available-for-sale revaluation reserve	914	2,982
Cash flow hedging reserve	305	15
Other items	231	(108)
	46,159	12,897
Less deductions from core tier 1
Goodwill and other intangible assets	(5,779)	(2,256)
Other deductions	(445)	(1,099)
Core tier 1 capital	39,935	9,542

Perpetual non-cumulative preference shares
Preference share capital	2,639	1,966
Innovative tier 1 capital instruments
Preferred securities	4,956	3,169
Less: restriction in amount eligible	-	(976)
Total tier 1 capital	47,530	13,701

Tier 2
Available-for-sale revaluation reserve in respect of equities	221	8
Undated subordinated debt	2,575	5,189
Innovative capital restricted from tier 1	-	976
Eligible provisions	2,694	21
Dated subordinated debt	20,068	5,091

Deductions from tier 2
Other deductions	(445)	(1,099)
Total tier 2 capital	25,113	10,186

Supervisory deductions
Unconsolidated investments - life	(10,015)	(4,208)
- other	(1,551)	(550)
Total supervisory deductions	(11,566)	(4,758)
Total capital resources	61,077	19,129

Risk-weighted assets	493,307	170,490
Core tier 1 ratio	8.1%	5.6%
Tier 1 capital ratio	9.6%	8.0%
Total capital ratio	12.4%	11.2%

As part of the exchange offer in November 2009, certain preference shares, preferred securities and undated subordinated notes issued by the Group were exchanged for new ordinary shares with settlement in February 2010.  Had the exchange settled in December 2009 the core tier 1 ratio would have been 8.4 per cent.

26.     Capital ratios
(continued)

Tier 1 capital
Core tier 1 capital increased by £30,393 million largely reflecting the issuance of share capital during the year and retained profits.

Tier 1 capital increased by £33,829 million principally as a result of the increase in core tier 1 capital.  The remainder of the increase reflects the inclusion of HBOS tier 1 instruments, an increase in innovative securities of £1,959 million as part of a liability management exercise to exchange upper tier 2 debt and a further issuance of £1,235 million innovative securities in December 2009.  This increase is offset by the effects of the offer of enhanced capital notes during December 2009; as part of the Group's recapitalisation and exit from GAPS, certain preference shares and preferred securities were exchanged for enhanced capital notes included within tier 2 capital.

The movements in core tier 1 and tier 1 capital in the period are shown below:
	Core tier 1	Tier 1
	£m	£m

As at 31 December 2008	9,542	13,701
Profit attributable to ordinary shareholders	2,827	2,827
Issue of ordinary shares	29,139	29,139
Recognition of HBOS tier 1 capital instruments	-	5,653
Movement in goodwill and other intangible assets	(2,526)	(2,526)
Movement in tier 1 securities related to enhanced capital notes exchange offer	-	(5,447)
Innovative securities exchange	-	1,959
Innovative issuance	-	1,235
Other movements	953	989
As at December 2009	39,935	47,530

Tier 2 capital
Tier 2 capital has increased in the period by £14,927 million, largely due to the acquisition of HBOS.  The liability management exercises undertaken reduced tier 2 capital and increased tier 1 capital.  The enhanced capital notes exchange offer completed during 2009 resulted in the exchange of certain existing tier 1 and tier 2 securities for tier 2 notes valued at £7,190 million for regulatory purposes.  Under certain specified conditions, these securities would convert to ordinary share capital and increase core tier 1 capital.

Supervisory deductions
Supervisory deductions mainly consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes.  These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses.

26.     Capital ratios
(continued)

Risk-weighted assets	2009	2008
	£m	£m

Credit risk	452,104	149,649
Operational risk	25,339	12,332
Market and counterparty risk	15,864	8,509
Total risk-weighted assets	493,307	170,490

Divisional analysis of risk-weighted assets:
Retail	128,592	49,743
Wholesale	285,951	106,803
Insurance	1,120	94
Wealth and International	63,249	11,069
Group operations and central items	14,395	2,781
	493,307	170,490

Risk-weighted assets increased by £322,817 million to £493,307 million, principally as a result of the acquisition of HBOS which had risk-weighted assets of £328,023 million at 31 December 2008.  Subsequent to the acquisition, deteriorating economic conditions have led to increased average risk weightings.  This has been offset, primarily within Wholesale, by a reduction in exposures due to impairments and asset run-off, and movements due to currency retranslations.

27.     Legal and regulatory matters

Payment Protection Insurance
In January 2009, the UK Competition Commission (the 'Competition Commission') completed its formal investigation into the supply of Payment Protection Insurance (PPI) services (except store card PPI) to non-business customers in the UK and published its final report setting out its remedies.  Prior to this the Group had made the commercial decision to sell only regular monthly premium PPI to its personal loan customers.  The Competition Commission decided to adopt various remedies including a prohibition on the active sale of PPI by a distributor to a customer within 7 days of the distributor's sale of credit to that customer.

On 30 March 2009, Barclays Bank plc lodged an appeal in the UK Competition Appeal Tribunal (the 'Competition Appeal Tribunal') against the Competition Commission's findings.  Lloyds Banking Group was granted permission by the Competition Appeal Tribunal to intervene in the appeal.  The Competition Appeal Tribunal handed down its judgment on 16 October 2009 finding in favour of Barclays in respect of its challenge to the Competition Commission's prohibition of distributors selling PPI at the credit point of sale but it did not uphold Barclays' challenge to the Competition Commission's findings on market definition.  The matter has now been referred back to the Competition Commission.  This may or may not result in the Competition Commission ultimately reaching a different conclusion.

On 1 July 2008 the Financial Ombudsman Service referred concerns regarding the handling of PPI complaints to the FSA as an issue of wider implication.  The Group has been working with other industry members and trade associations in preparing an industry response to address regulatory concerns regarding the handling of PPI complaints.  On 29 September 2009, the FSA issued a consultation paper on PPI complaints handling.  The FSA has escalated its regulatory activity in relation to past PPI sales generally and has proposed new guidance on the fair assessment of a complaint and the calculation of redress and a new rule requiring firms to reassess historically rejected complaints.

27.        Legal and regulatory matters
(continued)

The statement on 29 September 2009 also announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance.  The Group has subsequently agreed in principle that it will undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007.  The precise details of the review are still being discussed with the FSA.  The ultimate impact on the Group of any review and/or reassurement can only be known at the conclusion of these discussions and on publication of the FSA's final rules.

US economic sanctions
Starting in 2007 Lloyds TSB Bank plc provided information in relation to its review of historic US Dollar payments involving countries, persons or entities subject to US economic sanctions administered by the Office of Foreign Assets Control (OFAC) to a number of authorities reported to be conducting a review of sanctions compliance by non-US financial institutions.  On 9 January 2009 the settlement reached by Lloyds TSB Bank plc with both the US Department of Justice and the New York County District Attorney's Office in relation to their investigations was announced.  The settlement documentation contains details of the results of the investigations including the identification of certain activities relating to Iran, Sudan and Libya which Lloyds TSB Bank plc conducted during the relevant period.  In 2008, Lloyds TSB Bank plc made a provision of £180 million which fully covered the settlement amount paid to the Department of Justice and the New York District Attorney's Office.

On 22 December 2009 OFAC announced the settlement it had reached with Lloyds TSB Bank plc in relation to its investigation and confirmed that the settlement sum due to OFAC had been fully satisfied by Lloyds TSB Bank plc's payment to the Department of Justice and the New York District Attorney's Office. No further enforcement actions are expected in relation to the matters set out in the settlement agreements. A purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County on 26 February 2009 against certain current and former directors, and nominally against the Lloyds TSB Bank plc and Lloyds Banking Group, seeking various forms of relief following the settlement.  The derivative action is at a very early stage.

Interchange fees
The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card.  The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area.  This decision has been appealed to the General Court of the European Union (the 'General Court').  Bank of Scotland plc and Lloyds TSB Bank plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard's position that the arrangements for the charging of a uniform fallback interchange fee are compatible with European Commission competition laws.  Meanwhile, the European Commission and the UK's OFT are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe European Commission and/or UK competition laws.  As part of this initiative the OFT will also intervene in the General Court appeal supporting the European Commission's position.  The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

27.        Legal and regulatory matters
(continued)

Unarranged overdraft charges
The Supreme Court published its judgment in respect of the fairness of unarranged overdraft charges on personal current accounts on 25 November 2009, finding in favour of the litigant banks.  On 22 December 2009, the OFT announced that it will not continue its investigation into the fairness of these charges.  The Group is working with the regulators to ensure that outstanding customer complaints are concluded as quickly as possible and anticipate that most cases in the county courts will be discontinued.  The Group expects that some customers will argue that despite the test case ruling they are entitled to a refund of unarranged overdraft charges on the basis of other legal arguments or challenges.  The Group would robustly defend any such complaints or claims and does not expect the outcome of any such complaints or claims to have a material adverse effect on its financial position.

Other legal proceedings
In addition, during the ordinary course of business the Group is subject to threatened or actual legal proceedings both in the UK and overseas.  All such material cases are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability.  In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date.  In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed to properly assess the merits of the case and no provisions are held against such cases.  However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

28.     Related party transactions

On 16 January 2009, the Company acquired 100 per cent of the ordinary share capital of HBOS plc.  From this date, HBOS plc and its subsidiaries became controlled entities.  In accordance with IAS 27, transactions and balances with subsidiaries have been eliminated on consolidation.

On 13 January 2009, HM Treasury subscribed for approximately 2,597 million shares in the Company which gave it a 30.2 per cent interest in the Company's ordinary share capital and consequently HM Treasury became a related party of the Company from this date.  On 16 January 2009, the Company acquired HBOS plc in an all share acquisition which, together with the shares subscribed for on 13 January 2009, gave HM Treasury a 43.4 per cent interest in the Company's ordinary share capital.  The material transactions entered into with HM Treasury from 13 January 2009 are described below:

Capital transactions
On 15 January 2009, the Company issued £1,000 million 12 per cent non-cumulative fixed-to-floating rate preference shares to HM Treasury.  In addition, £3,000 million non-cumulative 12 per cent fixed-to-floating rate preference shares were issued by the Company to HM Treasury on 16 January 2009 in exchange for the £3,000 million non-cumulative 12 per cent fixed-to-floating rate preference shares which had been issued by HBOS plc to HM Treasury on 15 January 2009.

28.     Related party transactions
(continued)

In June 2009 the Company issued 10,408 million new ordinary shares as part of a placing and compensatory open offer HM Treasury subscribed for 4,521 million of these new ordinary shares at a price of 38.43 pence per share.  As placees were procured for all the new ordinary shares for which valid acceptances were not received under the placing and compensatory open offer, HM Treasury's shareholding remained at 43.4 per cent.  The Company used the proceeds from this placing and compensatory open offer to redeem the £4,000 million preference shares issued by the Company to HM Treasury described above at 101 per cent of their issue price (in accordance with the terms agreed with HM Treasury) together with accrued dividends thereon.

In December 2009 the Company issued 36,505 million new ordinary shares in respect of a rights issue as part of an alternative to the Group's proposed participation in GAPS (together with a liability management exercise).  The Company entered into an Undertaking to Subscribe agreement with HM Treasury whereby HM Treasury undertook, amongst other things, to take up its rights to subscribe for all of the new shares to which it was entitled under the rights issue.  HM Treasury subscribed for 15,854 million new shares at a price of 37 pence per share.  As subscribers were procured for all the new ordinary shares for which valid acceptances were not received under the rights issue, HM Treasury's shareholding remained at 43.4 per cent.  In addition, the Group paid HM Treasury a commission payment of approximately £132 million in consideration, inter alia, of HM Treasury's pre-launch commitment to participate in full in respect of its entitlements under the rights issue.

Material Related Party Agreements in connection with capital transactions
In connection with the placing and compensatory open offer, an Open Offer Agreement dated 7 March 2009 was entered into between the Company and HM Treasury (as amended and restated, amongst other things, to include certain other parties) pursuant to which, amongst other things, HM Treasury agreed that, to the extent not placed or taken up under the compensatory open offer and subject to the terms and conditions set out in the Open Offer Agreement, HM Treasury would subscribe for the open offer shares itself at the issue price.  In consideration of the provision of its services under the Open Offer Agreement, the Company agreed to pay to HM Treasury (i) a commission of 0.5 per cent of the aggregate value of the open offer shares at the issue price; and (ii) a further commission of 1 per cent of the aggregate value of the open offer shares subscribed for by HM Treasury or by placees (including HM Treasury) at the issue price.

The Company also agreed to (i) pay to each of HM Treasury, the joint sponsors and joint bookrunners all legal and other costs and expenses, and those of HM Treasury's financial advisers incurred in connection with the placing and compensatory open offer, the redemption of the preference shares or any arrangements referred to in the 2009 Open Offer Agreement; and (ii) bear all costs and expenses relating to the placing and compensatory open offer and the preference share redemption.  The costs and commissions incurred by the joint bookrunners in connection with the rump placing were deducted from the aggregate proceeds of the rump placing.  The Company also gave certain representations and warranties and indemnities to each of HM Treasury, the joint sponsors and joint bookrunners under the 2009 Open Offer Agreement.  The Company's liabilities thereunder are unlimited as to time and amount.  HM Treasury is entitled to novate its rights under the agreement to any entity that is wholly-owned, directly or indirectly, by HM Treasury.

28.     Related party transactions
(continued)

Pursuant to its obligations to HM Treasury under the 2009 Open Offer Agreement, the Company entered into a Resale Rights Agreement with HM Treasury with effect from 11 June 2009, in which it agreed to provide its assistance to HM Treasury in connection with any proposed sale by HM Treasury of ordinary shares and other securities held by HM Treasury in the Company from time to time and of any securities caused by HM Treasury to be issued by any person which are exchangeable for, convertible into, give rights over or are referable to such ordinary shares or other securities issued by the Group, to be sold in such jurisdictions (other than the United States) and in such manner as HM Treasury may determine.  Such assistance may include, the provision by the Company of assistance with due diligence and the preparation of marketing and such other documentation (including any offering memorandum, whether or not a prospectus) as HM Treasury may reasonably request.

Pursuant to its obligations under the open offer agreement entered into by the Company with effect from 13 October 2008, the Company entered into a Registration Rights Agreement with HM Treasury on 12 January 2009, granting customary demand and 'piggyback' registration rights in the United States under the United States Securities Act of 1933, as amended to HM Treasury with respect to any ordinary shares of the Group held by HM Treasury.

Government Asset Protection Scheme (GAPS)
The
Company entered into a Pre-Accession Deed dated 7 March 2009 and a Lending Commitments Deed dated 6 March 2009 with HM Treasury both relating to the Company's proposed participation in the Government Asset Protection Scheme (GAPS).  Under the Lending Commitments Deed, the Company agreed to support lending to creditworthy borrowers in the UK in a commercial manner with effect from 1 March 2009 and agreed to increase lending by £14,000 million in the 12 months commencing 1 March 2009 to support UK businesses (£11,000 million) and homeowners (£3,000 million) and to maintain similar levels of lending in the 12 months commencing 1 March 2010 subject to adjustment to reflect circumstances at the start of the 12 month point commencing 1 March 2010.  This additional lending is expressed to be subject to the Group's prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group's standard credit and other acceptance criteria.

Pursuant to the successful rights issue, the Company withdrew from its proposed participation in GAPS and on 3 November 2009, the Company entered into a GAPS Withdrawal Deed with HM Treasury pursuant to which, among other matters, the Company agreed that the Group would pay HM Treasury an amount of £2,500 million in recognition of the benefits to the Group's trading operations arising as a result of HM Treasury proposing to make GAPS available to the Group.

The GAPS Withdrawal Deed contained certain undertakings given by the Group to HM Treasury in connection with the state aid approval obtained from the European Commission and its withdrawal from GAPS.  In particular, the Group is required to do all acts and things necessary to ensure the UK Government's compliance with its obligations under the European Commission decision approving state aid to the Group.  The Company also reaffirmed its lending commitments described above.  In addition, the Company's obligations under the Pre-Accession Deed referred to above (other than its commitment to inform the UK Government of certain deleveraging activities) were terminated pursuant to the GAPS Withdrawal Deed.

On 2 November 2009, the Group entered into a Cost Reimbursement Deed with HM Treasury under which the Group has agreed to pay for the UK Government's set-up costs relating to the proposed participation of the Group in GAPS and the UK Government's costs associated with the European Commission's approval of state aid to the Group.

28.     Related party transactions
(continued)

Credit Guarantee Scheme
HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system.  It charges a commercial fee for the guarantee of new short and medium-term debt issuance.  The fee payable to HM Treasury on guaranteed issues is based on a per annum rate of 50 basis points plus the median five-year Credit Default Swap spread.
At 31 December 2009, the Group had £49,070 million of debt in issue under the CGS.  During the year, fees of £498 million payable to HM Treasury in respect of guaranteed funding were included in the Group's income statement.

There were no other material transactions between the Group and the HM Treasury during the period between 13 January 2009 and 31 December 2009 that were not made in the ordinary course of business or that are unusual in their nature or conditions.

29.
Events after the balance sheet date
As part of the Group's recapitalisation and exit from the GAPS the Group announced on 23 November 2009 that an aggregate amount of £1.48 billion would be issued in the form of new ordinary shares of Lloyds Banking Group plc in exchange for certain existing preference shares, and preferred securities.  The conversion price was determined as the five day weighted average price for the five trading days ending on 11 February 2010.

On 18 February 2010, the exchange completed and 3,141 million ordinary shares in Lloyds Banking Group plc were issued as consideration for the redemption of preference shares and preferred securities.  In accordance with the Group's accounting policy in respect of debt for equity exchanges, a gain of £85 million will be recognised on this exchange transaction.

30.     Other information
The financial information included in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006.  Statutory accounts for the year ended 31 December 2009 were approved by the directors on
25
 February 2010 and will be delivered to the Registrar of Companies following publication on
27
 March 2010.  The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

SUPPLEMENTARY EUROPEAN EMBEDDED VALUE (EEV) DISCLOSURES

In addition to reporting under IFRS, the Insurance division provides supplementary financial reporting for its Life, Pensions and Investments business on an EEV basis.
For the purpose of EEV reporting, covered business is defined as all life, pensions and investments business written in the Insurance Division.  This definition therefore excludes the results of St.  James's Place and the results of the business sold through the Wealth and International Division which is not manufactured by the Insurance Division.

	2009	2008 (1)	Change
	£m	£m	%

New business profit	341	563	(39)
Expected return on existing business	268	403	(33)
Expected return on shareholders' net assets	219	292	(25)
Profit before tax, before experience variances and assumption changes	828	1,258	(34)
Experience variances	139	(301)
Assumption changes	(1)	(222)
Profit before tax	966	735	31
Volatility	228	(1,675)
Other items(2)	53	56	(5)
Profit (loss) before tax	1,247	(884)
Taxation	(349)	396
Profit (loss) after tax	898	(488)

EEV new business margin	2.5%	3.1%

(1)
The 2008 comparative results include the results of the HBOS Life, Pensions and Investments business as if it had been acquired on 1 January 2008.  The 2008 results for the HBOS Life, Pensions and Investments business have been restated from those previously published including use of the market consistent economic assumptions as adopted by Scottish Widows, but excluding the impact of any acquisition-related fair value adjustments.  From 1 January 2009 the results reflect additional alignment with Scottish Widows in respect of accounting practices and non-economic assumptions.
(2)
Other items represent amounts not considered attributable to the underlying performance of the business.

Total profit before tax, before volatility and other items, increased by £231 million, or 31 per cent, to £966 million.  Excluding the impact of experience variances and assumption changes, the profit before tax decreased by £430 million or 34 per cent to £828 million.

New business profit has decreased by 39 per cent to £341 million, reflecting a reduction in sales volumes driven by adverse economic conditions and the reduction in new business from the withdrawal of legacy HBOS products with poor returns.  The new business margin for Life, Pensions and Investments UK has increased in the second half of 2009 to 2.7 per cent from 2.5 per cent in the first half, reflecting strong cost control and increased focus on the profitability of the combined product range.   The margin in respect of the heritage Scottish Widows products increased to 3.5 per cent in 2009 from 3.2 per cent in 2008.

Supplementary European Embedded Value (EEV) disclosures

(continued)

Expected return on existing business has decreased by 33 per cent to £268 million, reflecting a reduction in the value of the opening balance sheet, driven by lower asset values from adverse investment markets in 2008, and a reduction in the assumed rate of return.  The expected return on shareholders' net assets has reduced by 25 per cent to £219 million for the same reasons.

Net positive experience variances and assumption changes are predominantly driven by favourable tax experience and other non-recurring items.  The corresponding figure for 2008 includes a number of adverse impacts within the HBOS legacy business, including significant charges from policyholder lapses and other modelling changes.

Composition of EEV balance sheet
	2009	2008(1)
	£m	£m

Value of in-force business (certainty equivalent)	5,623	4,647
Value of financial options and guarantees	(176)	(208)
Cost of capital	(150)	(152)
Non-market risk	(132)	(132)
Total value of in-force business	5,165	4,155
Shareholders' net assets	3,840	3,948
Total EEV of covered business	9,005	8,103

(1)
See above note on restatement.

Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business

	Shareholders' net assets	Value of in-force business	Total
	£m	£m	£m

As at 31 December 2007(1)	3,812	5,675	9,487
Total profit (loss) after tax	275	(763)	(488)
Other capital movements	390	-	390
Dividends received from Group companies	40	-	40
Dividends paid to Group companies	(815)	-	(815)
As at 31 December 2008 (1)	3,702	4,912	8,614
Fair value adjustments	246	(757)	(511)
As at 31 December 2008 - restated (1)	3,948	4,155	8,103
Total profit (loss) after tax	(112)	1,010	898
Other capital movements	191	-	191
Dividends paid to Group companies	(187)	-	(187)
As at 31 December 2009	3,840	5,165	9,005

(1)
         See above note on restatement.

Supplementary European Embedded Value (EEV) disclosures

(continued)

Analysis of shareholders' net assets on an EEV basis on covered business

	Required capital	Free surplus	Shareholders' net assets
	£m	£m	£m

As at 31 December 2007(1)	2,464	1,348	3,812
Total profit (loss) after tax	(1,063)	1,338	275
Other capital movements	-	390	390
Dividends received from Group companies	-	40	40
Dividends paid to Group companies	-	(815)	(815)
As at 31 December 2008(1)	1,401	2,301	3,702
Fair value adjustments	-	246	246
As at 31 December 2008 - restated(1)	1,401	2,547	3,948
Total profit (loss) after tax	1	(113)	(112)
Other capital movements	106	85	191
Dividends paid to Group companies	-	(187)	(187)
As at 31 December 2009(1)	1,508	2,332	3,840

(1)
See above note on restatement.

Economic assumptions
A bottom-up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation.  The results for the HBOS Life, Pensions and Investments business have been restated from those previously published and have been produced using the market consistent economic assumptions adopted by Scottish Widows.

The liabilities in respect of the Group's UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds.  In accordance with the approach adopted in December 2008, the value of the in-force business asset for annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of these corporate bond holdings.

Supplementary European Embedded Value (EEV) disclosures

(continued)

For December 2008 onwards, the risk-free rate assumed in valuing the non-annuity in-force business is the 15 year government bond yield for the appropriate territory.  The risk-free rate assumed in valuing the in-force asset for the UK annuity business is presented as a single risk-free rate to allow a better comparison to the rate used for other business.  That single risk-free rate has been derived to give the equivalent value to the UK annuity book, had that book been valued using the UK gilt yield curve increased to reflect the illiquidity premium described above.  The risk-free rate used in valuing financial options and guarantees in the Scottish Widows With Profit Fund is defined as the spot yield derived from the UK gilt yield curve.  A similar approach is taken to valuing the financial options and guarantees in the HBOS Life, Pensions and Investments business.  The table below shows the range of resulting yields and other key assumptions.

United Kingdom (Sterling)	2009	2008
	%	%

Risk-free rate (value of in-force non-annuity business)	4.45	3.74
Risk-free rate (value of in-force annuity business)	5.05	5.22
Risk-free rate (financial options and guarantees)	0.87 to 4.76	1.11 to 4.24
Retail price inflation	3.64	2.75
Expense inflation	4.42	3.50

Non-economic assumptions
Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management's view of future experience.  These assumptions are intended to represent a best estimate of future experience.

Non-market risk
An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required.  However, in the case of operational risk and the With Profit Fund these can be asymmetric in the range of potential outcomes for which an explicit allowance is made.

Supplementary European Embedded Value (EEV) disclosures

(continued)

Sensitivity analysis
The table below shows the sensitivity of the EEV and the new business profit before tax to movements in some of the key assumptions.  The impact of a change in the assumption has only been shown in one direction as the impact can be assumed to be reasonably symmetrical.
	Impact on EEV	Impact on new business profit before tax
	£m	£m
2009 EEV/new business profit before tax

(1) 100 basis points reduction in risk-free rate	224	13
(2) 10 per cent reduction in market values of equity assets	(276)	n/a
(3) 10 per cent reduction in market values of property assets	(17)	n/a
(4) 10 per cent reduction in expenses	229	51
(5) 10 per cent reduction in lapses	205	48
(6) 5 per cent reduction in annuitant mortality	(87)	(3)
(7) 5 per cent reduction in mortality and morbidity (excluding annuitants)	57	11
(8) 100 basis points increase in equity and property returns	nil	nil
(9) 25 basis points increase in corporate bond spreads	(107)	(6)
(10) 10 basis points increase in illiquidity premium	56	n/a

(1)
In this sensitivity the impact takes into account the change in the value of in-force business, financial options and guarantee costs, statutory reserves and asset values.
(2)
The reduction in market values is assumed to have no corresponding impact on dividend yields.
(3)
The reduction in market values is assumed to have no corresponding impact on rental yields.
(4)
This sensitivity shows the impact of reducing new business, maintenance expenses and investment expenses to 90 per cent of the expected rate.
(5)
This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.
(6)
This sensitivity shows the impact on the Group's annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.
(7)
This sensitivity shows the impact of reducing mortality rates on non-annuity business to 95 per cent of the expected rate.
(8)
Under a market consistent valuation, changes in assumed equity and property returns have no impact on the EEV.
(9)
This sensitivity shows the impact of a 25 basis point increase in corporate bond yields and the corresponding reduction in market values.  Government bond yields, the risk-free rate and illiquidity premia are all assumed to be unchanged.
(10)

This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premium.  It assumes that the overall corporate bond spreads are unchanged and hence market values are unchanged.  Government bond yields and the non-annuity risk-free rate are both assumed to be unchanged.  The increased illiquidity premium increases the annuity risk-free rate.

In sensitivities (4) to (7) and (9) assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.  A change in risk discount rates is not relevant as the risk discount rate is not an input to a market consistent valuation.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Michael Oliver
Director of Investor Relations
020 7356 2167
email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe
Head of Investor Relations
020 7356 1571
email: douglas.radcliffe@ltsb-finance.co.uk

MEDIA
Shane O'Riordain
Group Communications Director
020 7356 1849
email: shane.o'riordain@lloydsbanking.com

Copies of this news release may be obtained from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.  The full news release can also be found on the Group's website - www.lloydsbankinggroup.com.

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no.  95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  26 February 2010